    As filed with the Securities and Exchange Commission on April 19, 2000
                                                     Registration No.: 333-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                             Global Crossing Ltd.
            (Exact name of registrant as specified in its charter)

                                ---------------

               Bermuda                           4813                         98-0189783
   (State or other jurisdiction of   (Primary Standard Industrial          (I.R.S. Employer
   incorporation or organization)       Classification Number)            Identification No.)

                    Wessex House                                   CT Corporation
                   45 Reid Street                                   1633 Broadway
               Hamilton HM12, Bermuda                         New York, New York 10019
              Telephone: (441) 296-8600                       Telephone: (212) 479-8200
     (Address including zip code, and telephone        (Name, address, including zip code, and
    number, including area code, of registrant's      telephone number, including area code, of
                                                                        agent
             principal executive office)                            for service)

                                ---------------

                                  Copies to:

        TODD H. BAKER, ESQ.                   ANDREW R. KELLER, ESQ.                   WILLIAM H. HINMAN, ESQ.
    Gibson, Dunn & Crutcher LLP             Simpson Thacher & Bartlett                   Shearman & Sterling
    One Montgomery Street, 26th Floor          425 Lexington Avenue                     555 California Street
       San Francisco, CA 94104               New York, New York 10017                  San Francisco, CA 94104
      Telephone: (415) 393-8200             Telephone: (212) 455-2000                 Telephone: (415) 616-1221
      Facsimile: (415) 986-5309             Facsimile: (212) 455-2502                 Facsimile: (415) 616-1199


                                ---------------

   Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.
                                ---------------

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                             Proposed Maximum
                                                Aggregate
  Title of Each Class of Securities to be        Offering        Amount of
                 Registered                      Price(1)     Registration Fee
------------------------------------------------------------------------------
GlobalCenter group stock, $.01 par val-
 ue(1).....................................    $100,000,000       $26,400
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS (Subject to Completion)
Issued       , 2000

                                       Shares

[Logo Global Crossing]

                            GlobalCenter Group Stock

                                  -----------

Global Crossing Ltd. is offering shares of a new class of its common stock intended to reflect the separate performance of GlobalCenter, its Web hosting and related Internet infrastructure solutions business. This is the initial public offering of GlobalCenter group stock, and no public market currently exists for these shares. We anticipate that the initial public offering price
will be between $    and $    per share.

                                  -----------

We have applied for quotation of GlobalCenter group stock on the Nasdaq National Market under the symbol "GCTR."

                                  -----------

Investing in GlobalCenter group stock involves risks. See "Risk Factors" beginning on page 14.

                                  -----------

                             PRICE $        A SHARE

                                  -----------

                              Price to    Underwriting Discounts  Proceeds to
                               Public        and Commissions      GlobalCenter
                              --------    ---------------------- --------------
Per Share.................      $               $                   $
Total.....................   $               $                   $

Global Crossing Ltd. has granted the underwriters the right to purchase up to
an additional     shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined whether this prospectus is complete or truthful. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers
on     , 2000.

                                  -----------

MORGAN STANLEY DEAN WITTER         CREDIT SUISSE FIRST BOSTON          CHASE H&Q
BEAR, STEARNS & CO. INC.
     DONALDSON, LUFKIN & JENRETTE
                     GOLDMAN, SACHS & CO.
                                                            SALOMON SMITH BARNEY

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   3
Risk Factors.............................................................  14
Cautionary Language Concerning Forward-Looking Statements................  31
Use of Proceeds..........................................................  32
Dividend Policy..........................................................  32
Capitalization...........................................................  33
Selected Historical Combined Financial Data of the GlobalCenter Group ...  34
Management's Discussion and Analysis of Financial Condition and Results
 of Operations of the GlobalCenter Group.................................  36
Business of the GlobalCenter Group.......................................  42
Management of GlobalCenter Inc. .........................................  53

                                                                          Page
                                                                          ----
Selected Historical Financial Data of Global Crossing Ltd. ..............  61
Relationship Between the GlobalCenter Group and the Global Crossing
 Group...................................................................  66
Description of Capital Stock.............................................  72
Certain United States Federal Income Tax and Bermuda Tax Consequences....  92
Underwriters.............................................................  98
Legal Matters............................................................ 100
Experts.................................................................. 100
Where You Can Find More Information...................................... 101
Incorporation by Reference............................................... 101
GlobalCenter Group Index to Combined Financial Statements................ F-1

                               ----------------

   Global Crossing Ltd. is a Bermuda corporation. Its principal executive offices are located at 360 N. Crescent Drive, Beverly Hills, California and its telephone number at that address is (310) 385-5200. GlobalCenter's principal executive offices are located at 141 Caspian Court, Sunnyvale, California and its telephone number at that address is (408) 543-4700. GlobalCenter's Web address is http://www.globalcenter.net. Global Crossing Ltd.'s Web address is http://www.globalcrossing.com. The information on GlobalCenter's Web site and Global Crossing Ltd.'s Web site is not part of this prospectus.

   You should rely only on the information contained in this prospectus. Global Crossing Ltd. has not authorized anyone to provide you with information different from that which is contained in this prospectus. Global Crossing Ltd. is offering to sell shares of GlobalCenter group stock and is seeking offers to buy shares of GlobalCenter group stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the GlobalCenter group stock.

   GlobalCenter and the GlobalCenter logo are our registered service marks. All other trademarks, service marks or tradenames referred to in this prospectus are the property of their respective owners.

   Prior to the offering, the consent of the Bermuda Monetary Authority to the issue and the transfer of the securities that Global Crossing Ltd. may issue under this prospectus will be required and a copy of this document must be filed with the Registrar of Companies in Bermuda. Approvals or permissions received from the Registrar of Companies or the Bermuda Monetary Authority do not constitute a guaranty by the Registrar of Companies or the Bermuda Monetary Authority as to Global Crossing Ltd.'s performance or its credit worthiness. Accordingly, in giving those approvals or permissions, the Bermuda Monetary Authority will not be liable for Global Crossing Ltd.'s performance or default or for the correctness of any opinions or statements expressed in this document.

   The Bermuda Monetary Authority has classified Global Crossing Ltd. as non-resident in Bermuda for exchange control purposes. Accordingly, Global Crossing Ltd. may convert currency, other than Bermuda currency, held for its account to any other currency without restriction. Persons, firms or companies regarded as residents of Bermuda for exchange control purposes require specific consent under the Exchange Control Act, 1972 of Bermuda, and regulations promulgated under the Act, to purchase any shares in our capital stock or any other securities that Global Crossing Ltd. may issue. Under the terms of the consent to be given to Global Crossing Ltd. by the Bermuda Monetary Authority, the issuance of the securities that it may issue and the transfer of such securities between persons, firms or companies regarded as non-resident in Bermuda for exchange control purposes may be effected without further permission from the Bermuda Monetary Authority.

                                    SUMMARY

   This summary highlights key aspects of the offering of GlobalCenter group stock. This summary is not a substitute for the more detailed information contained in the rest of this prospectus. For a more comprehensive description of the offering of GlobalCenter group stock, you should read the entire prospectus.

                        Global Crossing and GlobalCenter

   From a financial reporting standpoint, Global Crossing Ltd. has separated its Web hosting and related Internet infrastructure solutions business--which we call GlobalCenter--from the rest of its businesses--which we call Global Crossing. Global Crossing Ltd. intends its GlobalCenter group stock to track the performance of the GlobalCenter group, and intends its Global Crossing group stock to track the performance of the Global Crossing group. Global Crossing Ltd. is offering you shares of GlobalCenter group stock, but is not offering you any shares of Global Crossing group stock.

   GlobalCenter Inc. is an indirect wholly owned subsidiary of Global Crossing Ltd. and owns most of the operating assets included in the GlobalCenter group. In this prospectus, however, when we use the terms "GlobalCenter," "GlobalCenter group," "we," "our," "us" and similar terms, we mean those businesses, assets and liabilities included in the GlobalCenter group and not GlobalCenter Inc. or any other separately incorporated entity. When we refer to Global Crossing Ltd. in this prospectus, we are referring to Global Crossing Ltd. and its consolidated subsidiaries which include the assets and liabilities of both the GlobalCenter group and the Global Crossing group.

                       Business of the GlobalCenter Group

   GlobalCenter is a leading provider of Internet infrastructure solutions incorporating:

  . complex Web hosting;

  . Internet Protocol, or "IP," network services, using primarily the Global
    Crossing network;

  . hardware and software procurement and installation;

  . content distribution, integration and management services;

  . systems applications; and

  . professional services.

   We deliver our services primarily to customers seeking rapid, cost-effective solutions for their mission-critical Internet-related operations. As of March 31, 2000, we provided solutions to over 500 customers, including large, well-established enterprises and newer Internet companies including NBCi, Viacom, The Washington Post, Yahoo! and ZDNet. Due largely to rapid growth in both the size of our customer base and demand for outsourced Internet infrastructure solutions, our annual revenues have grown from $7.7 million in 1997 to $70.9 million in 1999, a compound annual growth rate of 203%.

   We currently operate 10 data centers strategically located near major business centers in northern and southern California; New York City; northern Virginia; London; and Melbourne. Six of these data centers have been commercially operational for more than 12 months and are currently operating at or near full capacity. In addition, we are currently developing 10 data centers in the United States, Europe and the Asia-Pacific region, nine of which we plan to open by the end of this year, bringing the total gross square footage of our data centers to over 1.3 million. Our data centers incorporate many advanced features including multi-layer physical security, redundant environmental control and power systems and 24x7x365 monitoring, maintenance and support systems. Highly trained technical support and network operating staff are located on-site at our data centers to provide our customers with installation, support and professional services.

   Each of our data centers other than our Melbourne data center is located directly on the Global Crossing IP-based fiber optic network. This network is expected to span 101,000 route miles and connect five continents and more than 200 cities in 27 countries by the middle of 2001. We believe our unique access to this network will enable us to enjoy significant connectivity advantages over other providers of Internet infrastructure solutions, including higher availability and scalability of bandwidth and enhanced, integrated network monitoring and problem resolution. In addition, the extensive geographic reach of the Global Crossing IP network and Global Crossing's numerous peering and transit relationships with other major Internet backbone providers enable us to avoid many of the congested Internet public exchange points and deliver IP traffic directly to its destination network or the intended IP address. Each of our data centers also has access to the communications networks of other major carriers.

   Our objective is to become the leading global provider of total solutions for our customers' mission-critical Internet infrastructure requirements. To achieve this objective, we are implementing a business strategy focused on the following key elements:

  . enhance and expand our portfolio of value-added applications and professional services;

  . expand our global footprint by opening new data centers;

  . develop and market services tailored to the needs of selected information-intensive industries, including media and entertainment, financial services, retail and business-to-business exchanges;

  . continue to take advantage of our unique relationship with Global
    Crossing, including its extensive customer base and partnering relationships;

  . expand our direct sales force and develop new channels of distribution;

  . develop and strengthen relationships with industry leading technology vendors; and

  . enter into strategic partnerships or make targeted acquisitions to complement our internal development efforts.

   Our management team is led by Leo J. Hindery, Jr., Chairman and Chief Executive Officer of GlobalCenter Inc., Chief Executive Officer of Global Crossing Ltd. and the former President and CEO of AT&T Broadband & Internet Services. As part of Mr. Hindery's employment agreement, Mr. Hindery has the right to nominate five of the 11 directors of the GlobalCenter Inc. board of directors. Under this arrangement, Kurt Baumann, Chase Carey, Frank M. Drendel, Mr. Hindery and Marc B. Nathanson serve as directors of GlobalCenter Inc. We believe that this board of directors will enhance GlobalCenter's ability to grow and expand its business and develop and benefit from strategic relationships.

                     Business of the Global Crossing Group

   As used in this prospectus, when we use the terms "Global Crossing" and "Global Crossing group" we mean:

  . all Global Crossing Ltd. businesses other than those businesses that are included in GlobalCenter; and

  . a retained interest in the GlobalCenter group which is currently 100%.
    This retained interest will decline to reflect this offering as well as any future issuances of GlobalCenter group stock.

   The principal activities of the Global Crossing group include offering a variety of integrated telecommunications products and services to customers through the Global Crossing IP-based fiber optic network, including domestic and international voice services, data products, structured bandwidth services and other communications products. In addition, through its installation and maintenance services business conducted through its Global Marine Systems subsidiary, the Global Crossing group installs and maintains undersea fiber optic cable systems for carrier customers worldwide. Finally, the Global Crossing group's incumbent local exchange carrier services segment provides local communications services through local exchange service providers in 13 states, serving over one million access lines.

                                  THE OFFERING

 Issuer:                                         Global Crossing Ltd.

 GlobalCenter group stock offered:                     shares

 Shares of GlobalCenter group stock effectively
  owned by the Global Crossing group through its
  inter-group interest after this offering:            shares

 Over-allotment option:                          Up to an additional     shares
                                                 of GlobalCenter group stock

 Use of proceeds:                                The net proceeds from this
                                                 offering will be approximately
                                                 $    million. Global Crossing
                                                 Ltd. will receive the net
                                                 proceeds and allocate all of
                                                 them to the GlobalCenter
                                                 group. GlobalCenter plans to
                                                 use the net proceeds to
                                                 finance its planned domestic
                                                 and international expansion
                                                 and for general corporate
                                                 purposes and working capital.
                                                 GlobalCenter may also use a
                                                 portion of the net proceeds to
                                                 make strategic investments or
                                                 acquisitions. Pending its use
                                                 of the net proceeds,
                                                 GlobalCenter may invest the
                                                 net proceeds in short-term
                                                 securities or lend a portion
                                                 of the net proceeds to the
                                                 Global Crossing group on an
                                                 interest-bearing basis.

 Proposed Nasdaq National Market symbol:         GCTR

   Except as otherwise indicated, the information in this prospectus assumes that the underwriters' option to purchase additional shares of GlobalCenter group stock is not exercised.

   The shares of GlobalCenter group stock outstanding exclude      shares of
GlobalCenter group stock that have been reserved for issuance under
GlobalCenter's stock option plans. As of       ,     options to purchase
shares of GlobalCenter group stock have been issued.

                            GLOBALCENTER GROUP STOCK

   GlobalCenter group stock is what is sometimes referred to as "tracking stock." Tracking stock is a type of common stock that is intended to reflect or "track" the separate performance of a particular business or group of businesses and does not reflect direct ownership of the tracked assets. GlobalCenter group stock is intended to track the separate performance of Global Crossing Ltd.'s GlobalCenter business.

   For financial reporting purposes, Global Crossing Ltd. has allocated all of its consolidated assets, liabilities, shareholders' equity, revenues, expenses and cash flows between the GlobalCenter group and the Global Crossing group. Although we intend GlobalCenter group stock to reflect the separate performance of Global Crossing Ltd.'s GlobalCenter business, the holders of GlobalCenter group stock will be shareholders of Global Crossing Ltd. For this reason, the holders of GlobalCenter group stock will be subject to benefits and risks associated with an investment in Global Crossing Ltd. and its businesses, assets and liabilities.

Inter-group interest

   Before this offering is completed, the Global Crossing group will hold 100% of the equity value of the GlobalCenter group and, therefore, a 100% inter-group interest in the GlobalCenter group. The number of shares of GlobalCenter group stock that, if issued, would represent 100% of the equity value of the
GlobalCenter group prior to the completion of this offering equals   . We refer
to the equity value of the GlobalCenter group held by the Global Crossing group as "shares issuable with respect to the Global Crossing group's inter-group interest in the GlobalCenter group." Immediately after this offering, the Global Crossing group will hold a % inter-group interest in the GlobalCenter group. If the over-allotment option is exercised in full, the Global Crossing group will hold a % inter-group interest in the GlobalCenter group.

   At the time of any additional issuance of GlobalCenter group stock, the board of directors of Global Crossing Ltd. will:

  . identify the number of shares issuable with respect to the Global
    Crossing group's inter-group interest in the GlobalCenter group to be issued, reduce accordingly the number of shares issuable with respect to that inter-group interest and allocate the net proceeds of these shares to the Global Crossing group; or

  . identify the number of new shares to be issued and allocate the net proceeds of these shares to the GlobalCenter group.

   See "Description of Capital Stock--GlobalCenter group stock--Inter-group interest."


Disposition

   Global Crossing Ltd. currently intends to dispose of the Global Crossing group's inter-group interest in the GlobalCenter group following this offering in the form of additional GlobalCenter group stock. This disposition is expected to include a distribution in the form of a dividend to holders of Global Crossing group stock for at least a portion of such interest, but may also include an exchange offer, a further sale of GlobalCenter group stock or a combination thereof. Global Crossing Ltd. currently intends to dispose of the inter-group interest at some time after this offering, but has not yet determined the exact method and timing of this disposition. Global Crossing Ltd. expects to base its decision with regard to the method and timing of the disposition on market conditions and the target of maximizing value for all Global Crossing Ltd. stockholder groups. The disposition may occur in several stages, following which we expect that the outstanding shares of GlobalCenter group stock will reflect 100% of the economic performance of the GlobalCenter group. There is no guarantee, however, that any disposition will follow this offering.


Dividends

   Global Crossing Ltd. does not expect to pay dividends on GlobalCenter group stock for the foreseeable future. See "Dividend Policy" and "Description of Capital Stock--GlobalCenter group stock--Dividends."

Your voting rights

   The holders of GlobalCenter group stock will vote together with the holders of Global Crossing group stock as a single voting group on each matter on which holders of common stock are generally entitled to vote, except in the limited circumstances provided under Bermuda law, Nasdaq listing rules or stock exchange rules, by the provisions of Global Crossing Ltd.'s bye-laws or as determined by the board of directors of Global Crossing Ltd.

   On all matters as to which all classes of common stock will vote together as a single voting class, as described below:

  . each share of GlobalCenter group stock will have a number of votes equal to the quotient of the average market value of a share of GlobalCenter group stock during a specified period prior to each record date, divided by the average market value of a share of Global Crossing group stock during the same period. However, if this calculation results in the holders of GlobalCenter group stock holding more than 25% of the total voting power of all outstanding shares of Global Crossing Ltd. common stock, the vote of each share of GlobalCenter group stock will be reduced so that all of the outstanding shares of GlobalCenter group stock represent 25% of the total voting power of all outstanding shares of Global Crossing Ltd. common stock; and

  . each share of Global Crossing group stock will have one vote.

   Holders of shares of GlobalCenter group stock are also subject to the voting restrictions currently imposed on holders of existing Global Crossing Ltd. common stock. See "Description of Capital Stock--GlobalCenter group stock-- Voting rights."

Global Crossing Ltd. can convert shares of GlobalCenter group stock into shares of Global Crossing group stock

   Global Crossing Ltd. will have the right to convert all outstanding shares of GlobalCenter group stock into shares of Global Crossing group stock, based on the average market values of the two classes of common stock during a specified period before the conversion, at some premium, except as set forth below. The premium will be 20% during the first year after the completion of this offering, 15% during the second year and 10% thereafter.

   If Global Crossing Ltd. chooses to exercise its conversion right as a result of a "tax event," as that term is defined under "Description of Capital Stock-- GlobalCenter group stock--Conversion and repurchase--Conversion of common stock at option of Global Crossing Ltd. at any time," it will convert your shares without any premium.

   In addition, if Global Crossing Ltd.'s board of directors determines to issue one or more classes of additional common stock, shares of that class or those classes could be convertible into Global Crossing group stock or GlobalCenter group stock on terms determined by Global Crossing Ltd.'s board of directors at the time of issuance.

   If Global Crossing Ltd. creates additional classes of common stock, it can also convert GlobalCenter group stock into one of those classes. The premium provisions set forth above would apply.

   See "Description of Capital Stock--GlobalCenter group stock--Conversion and repurchase--Conversion of common stock at option of Global Crossing Ltd. at any time."

Global Crossing Ltd. can repurchase shares of GlobalCenter group stock for shares of common stock of Global Crossing Ltd.'s subsidiaries

   Global Crossing Ltd. will have the right at any time to repurchase GlobalCenter group stock for the common stock of one or more of Global Crossing Ltd.'s wholly-owned subsidiaries that holds all of the assets and liabilities of the GlobalCenter group. See "Description of Capital Stock--GlobalCenter group stock--Conversion and repurchase--Repurchase for stock of subsidiary."

Your rights if Global Crossing Ltd. disposes of all or substantially all of the assets of the GlobalCenter group

   If Global Crossing Ltd. disposes of all or substantially all--that is, at least 80%--of the properties or assets attributed to the GlobalCenter group, Global Crossing Ltd. will, subject to certain exceptions:

  . distribute to the holders of GlobalCenter group stock by special dividend or redemption an amount equal to the net proceeds of the disposition; or

  . convert the outstanding shares of GlobalCenter group stock into shares of Global Crossing group stock, equal to the applicable percentage, described above under "Global Crossing Ltd. can convert shares of GlobalCenter group stock into shares of Global Crossing group stock," of the ratio of the average market values of the two classes of common stock during a specified period after the disposition.

   If Global Crossing Ltd. disposes of substantially all--but not all--of the assets attributed to the GlobalCenter group and distributes the net proceeds by special dividend or partial redemption, then at any time within two years after completing the distribution Global Crossing Ltd. will have the right to convert the remaining outstanding shares of GlobalCenter group stock into shares of Global Crossing group stock at a 10% premium. To determine the conversion rate, Global Crossing Ltd. will value GlobalCenter group stock and Global Crossing group stock based on their average market values during a specified period before the conversion.

   See "Description of Capital Stock--GlobalCenter group stock--Conversion and repurchase--Mandatory dividend, repurchase or conversion of stock if disposition of group assets occurs."

Your share upon a dissolution of Global Crossing Ltd.

   If a dissolution of Global Crossing Ltd. occurs, after payment of the debts and other liabilities of Global Crossing Ltd. and the full preferential amounts to which holders of any preferred stock are entitled, the holders of GlobalCenter group stock and the holders of Global Crossing group stock will be entitled to receive the assets of Global Crossing Ltd. remaining for distribution to holders of each class of common stock on a per share basis in proportion to the liquidation units per share of that class.

   Each share of GlobalCenter group stock will have      liquidation units.
Each share of Global Crossing group stock will have one liquidation unit. See "Description of Capital Stock--GlobalCenter group stock--Liquidation rights."

Capital Stock Committee

   The board policy statement of Global Crossing Ltd. provides that a capital stock committee, comprised of three independent directors, will exercise certain delegated powers with respect to the GlobalCenter group and the Global Crossing group. These powers initially include the power to interpret, make determinations under, and oversee the implementation of the board policy statement and adopt additional general policies governing the relationship between the GlobalCenter group and the Global Crossing group. See "Relationship between the GlobalCenter group and the Global Crossing group--Role of Capital Stock Committee."

GlobalCenter Inc. Board Of Directors

   The board policy statement of Global Crossing Ltd. provides that the board of directors of GlobalCenter Inc. will at all times be composed of six directors appointed by the board of directors of Global Crossing Ltd. and five directors appointed by the board of directors of Global Crossing Ltd. upon the nomination by the Chief Executive Officer of GlobalCenter Inc. The board of directors of GlobalCenter Inc. will have the authority to:

  .  appoint officers of GlobalCenter Inc.;

  .  approve the budgets of the GlobalCenter group;

  . approve any acquisitions of businesses that are attributed to the GlobalCenter group;

  . approve the incurrence of indebtedness at GlobalCenter Inc. of up to 25% of the market capitalization of GlobalCenter group stock; and

  . approve the issuance of capital stock of GlobalCenter Inc. or the issuance of GlobalCenter group stock by Global Crossing Ltd.

   With respect to the last three items, the board of directors of GlobalCenter Inc. will only have such authority to the extent that such actions would not have any adverse effect on Global Crossing Ltd.

                   SUMMARY HISTORICAL AND PRO FORMA COMBINED
                    FINANCIAL DATA OF THE GLOBALCENTER GROUP

   The table below presents (1) summary historical combined financial data of Old GlobalCenter, as defined below, for the years ending December 31, 1997 and 1998, and (2) an unaudited pro forma financial presentation for the GlobalCenter group for the year ending December 31, 1999. We prepared this information using the historical combined financial data from the GlobalCenter group's combined financial statements at and for the three-month period ended December 31, 1999, the nine-month period ended September 30, 1999, and each of the years in the two-year period ending December 31, 1998 included elsewhere in this prospectus. GlobalCenter Inc. was acquired by Frontier Corporation in February 1998 in a pooling-of-interests transaction. Global Crossing Ltd. was a party to a merger with Frontier Corporation effective September 28, 1999, that was accounted for as a purchase. The results of operations subsequent to that merger are not comparable to the results prior to that merger due to certain purchase accounting adjustments.

   In this prospectus we include the assets and liabilities of the GlobalCenter group and the related combined results of operations for the years ended December 31, 1997 and 1998 and for the nine-month period ended September 30, 1999 under the heading "Old GlobalCenter." In addition, in this prospectus we include the assets and liabilities of the GlobalCenter group and the related combined results of operations for the three-month period ended December 31, 1999 under the heading "New GlobalCenter." The presentation in the "Pro Forma GlobalCenter Group" column provides prospective purchasers of GlobalCenter group stock with a basis for comparing the year ended December 31, 1999 to the year ended December 31, 1998, by combining the operating results of Old GlobalCenter for the nine months ended September 30, 1999 with the operating results of New GlobalCenter for the three months ended December 31, 1999. This pro forma presentation, which combines predecessor and successor accounting periods, does not conform to generally accepted accounting principles. This combination excludes any pro forma adjustments for depreciation of property and equipment or amortization of goodwill and intangibles for the nine months ended September 30, 1999, from the merger with Global Crossing. You should read the summary combined historical financial data provided below in conjunction with the "Selected Historical Combined Financial Data of the GlobalCenter Group," "Management's Discussion and Analysis of Financial Condition and Results of Operations of the GlobalCenter Group," and the combined financial statements of the GlobalCenter group and related notes which appear elsewhere in this prospectus.

                                                                  Pro Forma
                                           Old GlobalCenter   GlobalCenter Group
                                           -----------------  ------------------
                                              Year Ended
                                             December 31,         Unaudited
                                           -----------------      Year Ended
                                            1997      1998    December 31, 1999
                                           -------  --------  ------------------
                                                     (in thousands)
Statement of Operations Data:
Revenues.................................. $ 7,739  $ 23,240       $ 70,903
Costs and expenses:
  Cost of revenues........................   6,252    18,012         74,717
  Sales and marketing.....................   1,966     8,948         15,619
  General and administrative..............   2,044     4,694          9,964
  Depreciation and amortization...........     912     4,023          6,155
  Goodwill and intangibles amortization...     325     1,294         38,109
  Merger costs............................     --      2,060            --
                                           -------  --------       --------
    Total costs and expenses..............  11,499    39,031        144,564
                                           -------  --------       --------
Loss from operations......................  (3,760)  (15,791)       (73,661)
Other income, net.........................      45        55             70
                                           -------  --------       --------
Loss before income taxes..................  (3,715)  (15,736)       (73,591)
Income tax benefit........................     941     4,911         14,075
                                           -------  --------       --------
Net loss.................................. $(2,774) $(10,825)      $(59,516)
                                           =======  ========       ========

                                               Old GlobalCenter New GlobalCenter
                                               ---------------- ----------------
                                                      As of December 31,
                                               ---------------------------------
                                                     1998             1999
                                               ---------------- ----------------
                                                    (dollars in thousands)
Balance Sheet and Other Data:
Goodwill and intangibles, net.................     $ 7,470         $1,448,265
Total assets..................................      48,021          1,596,083
Total liabilities.............................      12,084             65,938
Group equity..................................      35,937          1,530,145
Total liabilities and group equity............     $48,021         $1,596,083
Number of data centers........................           6                  8
Data center gross square footage..............      72,000            238,000

            GLOBAL CROSSING LTD. SUMMARY CONSOLIDATED FINANCIAL DATA

   The summary consolidated financial data as of December 31, 1997, 1998 and 1999, for the period from March 19, 1997 (Date of Inception) to December 31, 1997, and for the years ended December 31, 1998 and 1999, respectively, are derived from Global Crossing Ltd.'s audited consolidated financial statements and should be read in conjunction with the audited consolidated financial statements and unaudited pro forma financial information of Global Crossing Ltd. and notes incorporated by reference into this prospectus.

                              Period from
                             March 19, 1997
                         (Date of Inception) to    Year Ended        Year Ended
                           December 31, 1997    December 31, 1998 December 31, 1999
                         ---------------------- ----------------- -----------------
                           (in thousands, except share and per share information)
Statement of Operations
 Data:
Revenues................        $    --             $ 419,866        $1,664,824
Expenses:
  Cost of sales.........             --               178,492           850,483
  Operations,
   administration and
   maintenance..........             --                18,056           133,202
  Sales and marketing...           1,366               26,194           149,119
  Network development...              78               10,962            26,153
  General and
   administrative.......           1,618               26,303           210,107
  Stock related
   expense..............             --                39,374            51,306
  Depreciation and
   amortization.........              39                  541           124,294
  Goodwill and
   intangibles
   amortization.........             --                   --            127,621
  Termination of
   advisory services
   agreement............             --               139,669               --
                                --------            ---------        ----------
                                   3,101              439,591         1,672,285
                                --------            ---------        ----------
Operating loss..........          (3,101)             (19,725)           (7,461)
Equity in income (loss)
 of affiliates..........             --                (2,508)           15,708
Minority interest.......             --                   --             (1,338)
Other income (expense):
  Interest income.......           2,941               29,986            67,407
  Interest expense......             --               (42,880)         (139,077)
  Other expense, net....             --                   --            180,765
Provision for income
 taxes..................             --               (33,067)         (126,539)
                                --------            ---------        ----------
Loss before
 extraordinary item and
 cumulative effect of
 change in accounting
 principle..............            (160)             (68,194)          (10,535)
Extraordinary loss on
 retirement of debt.....             --               (19,709)          (45,681)
                                --------            ---------        ----------
Loss before cumulative
 effect of change in
 accounting principle...            (160)             (87,903)          (56,216)
Cumulative effect of
 change in accounting
 principle, net of
 income tax benefit of
 $1,400.................             --                   --            (14,710)
                                --------            ---------        ----------
Net loss................            (160)             (87,903)          (70,926)
Preferred stock
 dividends..............         (12,690)             (12,681)          (66,642)
Repurchase of preferred
 stock..................             --               (34,140)              --
                                --------            ---------        ----------
Net loss applicable to
 common shareholders....        $(12,850)           $(134,724)       $ (137,568)
                                ========            =========        ==========

                              Period from
                             March 19, 1997
                         (Date of Inception) to    Year Ended        Year Ended
                           December 31, 1997    December 31, 1998 December 31, 1999
                         ---------------------- ----------------- -----------------
Net Loss per Common
 Share:
Loss applicable to
 common shareholders
 before extraordinary
 item and cumulative
 effect of change in
 accounting principle
  Basic and diluted.....      $     (0.04)         $     (0.32)      $     (0.15)
                              ===========          ===========       ===========
Extraordinary item
  Basic and diluted.....      $       --           $     (0.06)      $     (0.09)
                              ===========          ===========       ===========
Cumulative effect of
 change in accounting
 principle
  Basic and diluted.....      $       --           $       --        $     (0.03)
                              ===========          ===========       ===========
Net loss applicable to
 common shareholders
  Basic and diluted.....      $     (0.04)         $     (0.38)      $     (0.27)
                              ===========          ===========       ===========
 Shares used in
  computing basic and
  diluted loss per
  share.................      325,773,934          358,735,340       502,400,851
                              ===========          ===========       ===========
Operating Data:
Cash from operating
 activities.............      $     5,121          $   208,727       $   506,084
Cash used for investing
 activities.............         (428,743)            (430,697)       (4,009,977)
Cash used for financing
 activities.............          425,075            1,027,110         4,330,799
Adjusted EBITDA(1)......      $   343,233          $   364,948       $   708,181

                                                      As of December 31,
                                                -------------------------------
                                                  1997      1998       1999
                                                -------- ---------- -----------
                                                        (in thousands)
Balance Sheet Data:
Total assets................................... $572,197 $2,639,177 $19,705,580
Long term debt.................................  312,325  1,066,093   5,018,544
Total liabilities..............................  406,151  1,381,857   8,051,030
Total shareholders' equity.....................   74,121    774,320   9,218,515
                                                -------- ---------- -----------
Total liabilities and shareholders' equity..... $572,197 $2,639,177 $19,705,580
                                                ======== ========== ===========

--------
(1) Adjusted EBITDA is defined as operating income (loss), plus goodwill amortization, depreciation and amortization, non-cash cost of capacity sold, stock related expenses, incremental cash deferred revenue and amounts relating to the termination of an advisory services agreement. This definition is consistent with financial covenants contained in Global Crossing Ltd.'s major financial agreements. This information should not be considered as an alternative to any measure of performance as promulgated under GAAP. Global Crossing Ltd.'s calculation of adjusted EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

                                 RISK FACTORS

   Investing in GlobalCenter group stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before you purchase any shares of GlobalCenter group stock. These risks and uncertainties are not the only ones we face. Unknown additional risks and uncertainties, or ones that we currently consider immaterial, may also impair our business operations. If any one of these risks or uncertainties occurs, our business, financial condition or results of operations could be materially adversely affected. In this event, the trading price of GlobalCenter group stock could decline, and you could lose part or all of your investment. You should also consider the risk factors relating to Global Crossing Ltd. See "Business--Forward Looking Statements and Risk Factors" in Global Crossing Ltd.'s Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated in this prospectus by reference.

Risks Relating to the Business of the GlobalCenter Group

We have a limited operating history and our business model is still evolving, which makes it more difficult for you to evaluate our company and its prospects.

   Our limited operating history makes evaluating our business operations and our prospects difficult. Our range of service offerings has changed since our inception and our business model is still new and developing. We recently began offering a wider range of applications and professional services with the aim of becoming a total Internet solutions provider to differentiate ourselves from other Web hosting companies. Because many of these services are new, we cannot be sure that businesses will buy them. As a result, the revenue and income potential of our business is unproven. In addition, our prospects must be considered in light of the risks, expenses and difficulties encountered by companies in the new, rapidly evolving and highly-competitive market for Internet infrastructure solutions, including complex Web hosting services. To address these risks, among other things, we must:

  . provide reliable, technologically current and cost-effective services;

  . continue to upgrade and expand our global infrastructure;

  . market our brand name and services effectively;

  . develop new and extend our current business partnerships; and

  . attract and retain qualified personnel.

   Our ability to achieve our goals depends significantly on our ability to partner with leading vendors of hardware, software and Internet infrastructure applications, as well as professional service providers, to develop and offer services that the market will want. This entails risks, such as the risk that we will not be able to partner, or, even if we do, that our selected partners will not provide us with the necessary resources to remain a leader in our industry.

We have a history of significant losses and expect these losses to continue in the foreseeable future. We may be unable to secure additional financing when we need it.

   We have experienced operating losses and negative cash flows from operations in the past. The GlobalCenter group's net losses for the three months ended December 31, 1999, nine months ended September 30, 1999 and each of the years ended December 31, 1998 and 1997 were $42.7 million, $16.8 million, $10.8 million and $2.8 million, respectively. While our revenues have grown in recent periods, we cannot assure you that this growth will continue. In connection with our expansion plans, we anticipate making significant investments in our data center infrastructure, as well as in sales, marketing, technical and customer support personnel. As a result of our expansion plans, we expect our net losses and negative cash flows from operations to continue for the foreseeable future. We cannot assure you that we will ever become or remain profitable or that we will generate positive cash flows from operations.

   Historically, GlobalCenter has relied on Global Crossing Ltd. or Frontier Corporation to satisfy its capital requirements. Global Crossing Ltd. is not obligated, however, to serve as a source of funding. According to our current business plan, we expect that the proceeds from this offering will provide us sufficient capital to sustain current operations and capital expenditure plans for the next 12 to 18 months. However, our business is rapidly growing and capital intensive. Any material changes to our funding requirements could require us to secure additional funding. The sources from which we may satisfy our future financing requirements may include funding from third parties, the proceeds from the issuance of additional GlobalCenter group stock or additional funding from Global Crossing Ltd. We cannot assure you that we will be able to secure additional financing on an acceptable basis, if at all.

The rapid expansion of our data centers produces a significant strain on our business and requires us to expend substantial resources.

   The expansion of our business through the opening of additional data centers in geographically diverse locations is one of our key strategies. We currently have 10 data centers located in metropolitan areas in northern and southern California; northern Virginia; New York City; London; and Melbourne. We are currently developing 10 data centers, nine of which we plan to open in 2000. To expand successfully, we must be able to assess markets, locate and secure new data center sites, install data center facilities and establish interconnections with the Global Crossing network or the networks of other providers. To manage this expansion effectively, we must continue to improve our operational and financial systems and expand, train and manage our employee base. Our inability to establish additional data centers or effectively manage our expansion would have a material adverse effect upon our business.

   We expect to expend substantial resources for leases and/or the purchase of real estate, significant improvements of facilities, purchase of complementary businesses, assets and equipment, implementation of multiple telecommunications connections and hiring of network, administrative, customer support and sales and marketing personnel with the establishment of each new data center. Moreover, we expect to make significant investments in sales and marketing and the development of new services as part of our expansion strategy. If the net proceeds of this offering are not sufficient to fund our growth, and if we fail to generate sufficient cash flows or raise sufficient funds in the future, we may be required to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities, making it difficult for us to generate additional revenue and to respond to competitive pressures. Any delay in the completion of our new facilities may make us less attractive to customers, which would adversely affect our business.

   In general, it takes us at least six months after a data center site is leased to construct the necessary facilities, install equipment and telecommunications infrastructure and hire operations and sales personnel. Expenditures commence well before the data center opens, and it takes an extended period of time for us to approach break-even capacity utilization. As a result, we expect that individual data centers will experience losses for one year or longer from the time they are opened. We incur further expenses to test market our services in markets where there is no data center. Growth in the number of our data centers is likely to increase the amount and duration of losses. In addition, if we do not attract customers to new data centers in a timely manner, or at all, our business would be materially adversely affected.

The Web hosting market is relatively new and rapidly evolving and may not continue to grow.

   The market for Web hosting has only recently begun to develop and is evolving rapidly. Although some industry analysts project significant growth for this market, their projections may not be realized. Our future growth, if any, will depend on the continued trend of businesses to outsource an increasing portion of their Internet-related operations, including their Web hosting needs and management systems, and our ability to provide and market dependable services effectively. In addition, our strategy is based on our belief that businesses will outsource an increasing portion of their more sophisticated Internet-related functions, and we are therefore planning to invest a significant amount in developing products and services to meet this expected demand. We cannot be sure, however, that the market for our services will develop, that our services will be adopted, or that businesses will use Internet-based services in the degree or manner that we expect. It is possible that, at some point, businesses may find it cheaper, more secure or otherwise preferable to host their Web sites internally and decide not to outsource the management of their Web sites. If we are unable to react quickly to changes in the market, if the market fails to develop or develops more slowly than expected, or if our services do not achieve market acceptance, then we are unlikely to become or remain profitable.

We may be unable to achieve our operating and financial objectives due to significant competition in the Web hosting industry.

   The market for Web hosting and for other Internet infrastructure services is highly competitive and there are few substantial barriers to entry. Our current and potential competitors in the market include Web hosting service providers, Internet service providers, commonly known as ISPs, telecommunications companies and large information technology outsourcing firms. Our competitors may operate in one or more of these areas, and they include companies such as AboveNet Communications, AT&T, British Telecom, Cable & Wireless, Digex, Digital Island, EDS, Exodus Communications, Globix, GTE, IBM, Intel, KPNQwest, Level 3 Communications, MCI WorldCom, PSINet, Navisite, Qwest Communications International and USinternetworking.

   Many of our competitors have substantially greater resources, more customers, greater name recognition and more established relationships in the industry. As a result, these competitors may be able to develop and expand their applications and service offerings more quickly, devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies. In addition, these competitors have entered and will likely continue to enter into business relationships to provide additional services competitive with those we provide. As we move toward our goal of becoming a total Internet infrastructure solutions provider, the nature of our competition may change in ways we will not anticipate. We also believe the Web hosting market is likely to experience consolidation in the near future, which could result in increased price and other competition that would make it more difficult for us to compete. See "Business of the GlobalCenter Group--Competition."

Our business depends largely on network services we receive from the Global Crossing group. Any disruption of these services or the Global Crossing group's inability to maintain its peering and transit relationships could be costly and harmful to our business.

   We rely primarily on the Global Crossing group for our network capacity. The Global Crossing group operates its own global IP network, which qualifies it as a tier-one service provider of Internet connectivity services. If the Global Crossing network experiences disruption, our services may be disrupted as well, which would be detrimental to our customers. Frequent or sustained disruptions in the Global Crossing network could harm our business. If the Global Crossing group were unable to provide us sufficient network capacity, we would need to rapidly secure an alternative provider of these services. As a result, we could incur transition costs and our monthly costs of operations could increase. In addition, such a transition could have a detrimental effect on the service we provide our customers.

   The Internet is composed of many ISPs that operate their own networks and interconnect with other ISPs at various peering points. Peering relationships are arrangements that permit ISPs to exchange traffic with one another without having to pay for the cost of transit services. Transit relationships are similar arrangements in which fees are paid for transit services. Peering and transit relationships are a competitive factor that allow some Web hosting companies to provide faster data transmission than others. If the Global Crossing group fails to adapt its network infrastructure to meet industry requirements for peering or loses its peering or transit relationships for any other reason, then our transmission rates could be reduced, resulting in a decrease in the service we provide to our customers.

We would not be able to provide adequate service to our customers if we were unable to secure sufficient network capacity to meet our future needs on reasonable terms or at all.

   We must continue to expand and adapt our network arrangements to accommodate an increasing amount of data traffic and changing customer requirements. We believe our arrangement with the Global Crossing group will provide us with sufficient network capacity to meet our customers' capacity requirements. However, if our future network capacity requirements exceed the capacity the Global Crossing group is able to provide us, we may have to pay higher prices for such additional network capacity from others or such capacity might not be available at all. Our failure to achieve or maintain high capacity data transmission could negatively affect our level of service to our existing customers and limit our ability to attract new customers, which would harm our business.

Our quarterly and annual results may fluctuate, resulting in fluctuations in the price of GlobalCenter group stock.

   Our results of operations fluctuate on a quarterly and annual basis. We expect to continue experiencing significant fluctuations in our future quarterly and annual results of operations due to a variety of factors, many of which are outside of our control, and may include:

  . demand for and market acceptance of our services;

  . reliable continuity of service and network availability;

  . capacity utilization of our data centers;

  . changes in our pricing policies and those of our competitors;

  . the introduction by third parties of new Internet and networking technologies;

  . the ability to increase bandwidth as necessary, both on the Global
    Crossing network and on other networks with whom we interconnect;

  . timing of customer installations and the amount and timing of sales of equipment to new and existing customers;

  . our retention of key personnel;

  . our ability to leverage third party service offerings;

  . introductions of new services by us and our competitors;

  . the mix of services we sell;

  . customer retention and satisfaction;

  . the timing, magnitude and integration of our capital expenditures, including construction costs related to the expansion of our data centers; and

  . other general economic factors.

   Due to these factors, revenues and operating results are difficult to forecast. We believe that period to period comparisons of our operating results will not necessarily be meaningful and you should not rely on them as indications of our future performance. For these and other reasons, in some future periods, our results of operations may fall below the expectations of securities analysts or investors, which could negatively affect the market price of GlobalCenter group stock.

Our data centers and the networks we rely on are sensitive to harm from human actions and natural disasters. Any resulting disruption could significantly damage our business.

   Our ability to provide reliable service largely depends on the performance and security of our data centers and equipment, and of the network infrastructure of our connectivity providers, particularly the Global Crossing IP network infrastructure. Our customers often maintain confidential information on servers located in our data centers. Our data centers and equipment, the networks we use, and our customers' information are subject to damage and unauthorized access from human error and tampering, breaches of security, natural disasters, power loss, capacity limitations, software defects, telecommunications failures, intentional acts of vandalism, including computer viruses, and other factors that have caused, and will continue to cause, interruptions in service or reduced capacity for our customers. Any such event could jeopardize the security of our customers' confidential information such as credit card and bank account numbers. Our data centers have experienced and may in the future experience delays or interruptions in service as a result of accidental or intentional actions of Internet users or others. For example, in February 2000, hackers flooded one of our customer's Web sites with an enormous number of requests, which disrupted its services. Despite precautions we have taken and plan to take, the occurrence of a security breach, natural disaster, interruption in service or other unanticipated problems could seriously damage our business and cause us to lose customers. Additionally, the time and expense required to alleviate security problems could be significant and could impair our operating results.

Providing services to customers with mission-critical Internet operations could potentially expose us to lawsuits for customers' lost profits or other damages.

   Because our services are critical to many of our customers' businesses, any significant interruption in our services could result in lost profits or other indirect or consequential damages to our customers. Our customers are required to sign service agreements which incorporate our standard terms and conditions. Although these terms disclaim our liability for any such damages, a customer could still bring a lawsuit against us claiming lost profits or other consequential damages as the result of a service interruption or other Web site problems that the customer may attribute to us. We cannot be sure a court would enforce any limitations on our liability, and the outcome of any lawsuit may depend on the specific facts of the case and the legal and policy considerations involved. While we believe we would have meritorious defenses to any such claims, we cannot be sure we would prevail. In such cases, we could be liable for substantial damage awards. Such damage awards might exceed our liability insurance by unknown but significant amounts, which would seriously harm our business.

Customer satisfaction with our services is critical to our success and any degradation in service could harm our business.

   Our customers demand a very high level of service. Our customer contracts provide service level agreements related to the continuous availability of our data center and network services. Our commitment is generally limited to a credit consisting of reduction in monthly fees for disruptions in Internet transmission services. If we incur significant service degradation in connection with system downtime, our business would be harmed. As customers outsource more mission-critical operations to us, we risk increased liability claims and customer dissatisfaction if our systems fail to meet our customers' expectations.

If we do not respond effectively and on a timely basis to rapid technological change and evolving industry standards, our business could suffer.

   Internet and networking technology is changing rapidly. Our future success will depend largely on our ability to:

  . offer services that incorporate leading technologies;

  . address the increasingly sophisticated and varied needs of our current and prospective customers;

  . respond to technological advances and emerging industry standards on a timely and cost-effective basis; and

  . continue offering services that are compatible with products and services of other vendors.

   Although we often work with various vendors in testing newly developed products, we cannot be sure these products will be compatible with our infrastructure or that such products will adequately address changing customer needs. Although we currently intend to support emerging standards, we cannot be sure that industry standards will be established or, if they become established, that we will be able to conform to these new standards in a timely or cost-effective fashion and maintain a competitive position in the market. Keeping pace with technological advances may require substantial expenditures and lead time. Our failure to conform to the prevailing standards, or the failure of common standards to emerge, could harm our business. In addition, products, services or technologies developed by others may render our services obsolete or no longer competitive.

Our business will not continue to grow unless Internet usage continues to grow and Internet performance remains adequate.

   The increased use of the Internet for retrieving, sharing and transferring information among businesses and consumers has only recently begun to develop on a mass scale. Our success will depend on the continued growth in Internet usage, in particular on the growth of its use as a commercial and entertainment distribution tool. The growth of the Internet is subject to a high level of uncertainty and depends on a number of factors, including the growth in consumer and business use of new interactive technologies, the development of technologies that facilitate interactive communications, security concerns and increases in data transport capacity. If the Internet as a commercial medium fails to grow or develops more slowly than expected, then our business is unlikely to grow as expected.

   The recent growth in the use of the Internet in general has caused frequent periods of performance degradation, requiring the upgrade of routers and switches, telecommunications links and other components forming the infrastructure of the Internet by ISPs and other organizations with links to the Internet. Any perceived degradation in the performance of the Internet as a whole could undermine the demand for our services. The performance of our Web hosting services is ultimately limited by and relies on the speed and reliability of the networks operated by Global Crossing and third parties. Consequently, the growth of the market for our services depends on improvements being made to these networks.

Our business could be harmed if our management team, which has worked together at GlobalCenter for only a brief time, is unable to work effectively, or if we are unable to retain and attract key personnel.

   We have hired most of our senior management within the last five months. As a result, our management team has worked for us for only a brief time. Our success will depend, in significant part, on the continued services of our senior management personnel and of our key technical and sales personnel.

   Our success will also depend largely on our ability to attract and retain highly skilled technical, managerial, sales and marketing personnel, particularly additional management in the areas of application integration and technical support. Competition for such personnel is intense. We may not be able to hire or retain the necessary personnel to implement our business strategy, or we may need to pay higher compensation for employees than we currently expect. Our inability to attract and retain such personnel would limit our growth and harm our business.

We may be unable to achieve our operating and financial objectives if we cannot manage our anticipated growth effectively.

   We are experiencing, and expect to continue experiencing, rapid growth with respect to the building of our domestic and international data centers, expansion of our service offerings, expansion of our customer base and increases in the number of employees. This growth has placed, and we expect it to continue to place, a significant strain on our financial, management, operational and other resources, including our ability to ensure customer satisfaction. This expansion also requires significant time commitment from our senior management and places a significant strain on their ability to manage the existing business. In addition, we are required to manage multiple relationships with a growing number of third parties as we seek to complement our service offerings.

   For us to manage this growth, we will need to:

  . expand and enhance our operating and financial procedures and controls;

  . replace or upgrade our operational and financial management information systems; and

  . attract, train, manage and retain key employees.

   In early 2000, we began to implement and upgrade our operational and financial systems, procedures and controls, including evaluating the implementation of a new billing system and IT system. Implementation of those systems and improvements could be disruptive to our business.

We may experience difficulty in integrating our future acquisitions or joint ventures which could harm our operating results.

   We may acquire businesses with complementary products, services and technologies. After purchasing a company, we could have difficulty in assimilating that company's technology, personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, future acquisitions by us may require us to incur additional debt, result in large one-time write-offs or create goodwill or other intangible assets that could result in amortization expenses.

   As part of our expansion, we may also pursue relationships and joint ventures with companies located in or with relationships in the markets we wish to enter, or who have specific technologies, products or services we need to serve our customers. We may not have a majority interest in or control of the governing body of any such joint venture. There is a risk that the other joint venture partner may at any time have economic, business or legal interests or goals that are inconsistent with those of the joint venture or of GlobalCenter. A joint venture partner may be unable to meet its economic or other obligations and we may be required to fulfill those obligations. In addition, if we do not have a majority interest in a joint venture, we may not have control of the operation or assets of that joint venture.

We depend on third-party vendors of hardware, software and Internet infrastructure applications, as well as professional services providers.

   We depend on vendors to supply key components of our data centers and telecommunications infrastructure and many of the applications and services we provide to our customers. We obtain many of the applications and services that we offer, including performance monitoring, content delivery and data storage services from third parties. We do not have long-term agreements with any of these third parties. If these providers were to stop offering these applications or services, or were to stop offering them to us on a cost-effective basis, we would have to seek other sources for these offerings. We cannot be sure that we would be able to find acceptable replacements for these applications and services on a cost-effective basis or at all. Some of the telecommunications services and networking equipment we use is available only from sole or limited sources. We typically purchase or lease all of our components under purchase orders placed from time to time. We do not carry significant inventories of components and have no guaranteed supply arrangements with vendors. If we are unable to obtain required products or services on a timely basis or at an acceptable cost, our business would be harmed. In addition, if our sole or limited source suppliers do not provide products or components that comply with evolving Internet and telecommunications standards or that interoperate with other products or components we use, our business would be harmed. For example, we have experienced performance problems with routers and switches that have caused temporary disruptions in and impairment of network performance.

Difficulties presented by international economic, political, legal, accounting and business factors could harm our business.

   One component of our strategy is to expand into international markets. We currently have two data centers outside of the United States, one in London, England and one in Melbourne, Australia. We have also announced plans to open new data centers later this year in Europe and Australia. In addition, we are currently exploring the possibility of opening data centers in Asia through a joint venture with Asia Global Crossing, an affiliated company. In order to expand our international operations, we may enter into additional joint ventures or outsourcing agreements with third parties, acquire complementary businesses or operations, or establish and maintain new operations outside of the United States. If we are unable to do any of these things in a timely and cost-effective manner, we could be precluded from successfully developing our international operations. In addition, we may depend on third parties to be successful in our international operations, but we cannot assure you that we will be successful in securing such third party relationships.

   In addition, the rate of development and adoption of the Internet has been slower outside of the United States, and the cost of bandwidth has been higher, which may adversely affect our ability to expand operations and may result in higher relative costs for our international operations. The risks inherent in conducting business internationally include:

  . unexpected changes in regulatory requirements, export restrictions, tariffs and other trade barriers;

  . challenges in staffing and managing foreign operations;

  . differences in technology standards;

  . employment laws and practices in foreign countries;

  . longer payment cycles and problems in collecting accounts receivable;

  . political instability;

  . fluctuations in currency exchange rates and imposition of currency exchange controls; and

  . potentially adverse tax consequences.

Regulatory and legal uncertainties could have significant costs or otherwise harm our business.

   The law in the United States relating to the liability of online and Internet service providers for information disseminated through their systems remains largely unsettled. It may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, consumer protection, libel and taxation, apply to the Internet. The growth and development of the market for online commerce may also prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online.

   The United States Congress has recently considered enacting Internet laws regarding privacy, copyrights, taxation and the transmission of sexually explicit materials. The Federal Trade Commission has recently commenced investigations of the practices of certain Internet companies relating to privacy and consumer protection laws. The European Union recently enacted its own privacy regulations. The application of existing laws or promulgation of new laws could require us to expend substantial resources to comply with such laws or discontinue certain service offerings. Increased attention to liability issues could also divert management attention, result in unanticipated expenses and harm our business.

   We provide services over the Internet in the United States and in many foreign countries, and we facilitate the activities of our customers in these jurisdictions. As a result, we may be required to qualify to do business, or be subject to taxation, or be subject to other laws and regulations, in jurisdictions even if we do not have a physical presence or employees or property in these jurisdictions. The application of these multiple sets of laws and regulations is uncertain, but we could find that GlobalCenter is subject to regulation, taxation, enforcement or other liability in unexpected ways, which could materially adversely affect our business. Regulation of the Internet may also harm our customers' businesses, which could lead to reduced demand for our services.

   Our business is not currently subject to direct regulation by the Federal Communications Commission, or the "FCC," or any other government agency, other than as to regulations applicable to business in general. However, in the future we may be subject to regulation by the FCC or other federal or state agencies, which could increase our costs and harm our business. See "Business of the GlobalCenter Group--Government Regulation."

   Global Crossing is subject to United States and international regulation relating to its existing network and its future expansion of its network. If Global Crossing's network or expansion plans were limited by governmental regulation, it could have a material adverse effect on our business. See "Business--Forward Looking Statements and Risk Factors" in Global Crossing Ltd.'s Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated by reference in this prospectus.

We could be held liable for the information disseminated through our network.

   The law relating to the liability of online services companies, private network operators and ISPs for information carried on or disseminated through their networks is currently unsettled. The Child Online Protection Act of 1998 imposes criminal penalties and civil liability on anyone engaged in the business of selling or transferring material that is harmful to minors, by means of the Web, without restricting access to this type of material by underage persons. Numerous states have adopted or are currently considering similar types of legislation. The imposition upon us and other Internet network providers of potential liability for information carried on or disseminated through systems could require us to implement measures to reduce exposure to liability, which may require the expenditure of substantial resources, or to discontinue various service or product offerings. Further, the costs of defending against any claims and potential adverse outcomes of these claims could have a material adverse effect on our business. While we carry professional liability insurance, it may not be adequate to compensate us or may not cover us in the event we become liable for information carried on or disseminated through our networks.

   In addition, some ISPs and other online services companies could deny network access to us if we allow undesired content to be transmitted through our networks. Although we prohibit customers by contract from distributing illegal material or engaging in practices such as sending unsolicited commercial e-mail advertisements, we cannot be sure that customers will not violate these prohibitions, which could have a material adverse effect on our business.

We may be unable to protect our intellectual property rights or to continue using intellectual property that we license from others.

   We rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect certain of our proprietary rights. We have no patented technology that would bar competitors from our market. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our data or technology. In addition, the laws of various foreign countries may not protect our products, services or intellectual property rights to the same extent as do the laws of the United States.

   We do not currently rely in a material way on technologies licensed from third parties, but we expect that, as we continue to offer new services through partnerships with third parties, our reliance on licensed technology will grow. We cannot be sure these licenses will be available to us on commercially reasonable terms or at all. The loss of such technology could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could harm our business.

   Other parties may claim that we have infringed their proprietary rights. Such claims, whether or not meritorious, may require us to expend significant financial and managerial resources, result in injunctions against us, or impose damages we must pay. We may need to obtain a license from third parties who allege that we have infringed their rights, but such license may not be available on terms acceptable to us or at all.

Risk relating to a capital structure with two or more separate classes of common stock

You and the holders of Global Crossing group stock will remain shareholders of one company and, therefore, financial effects from one group could adversely affect the other.

   The holders of Global Crossing group stock and the holders of GlobalCenter group stock will be shareholders of a single company. The Global Crossing group and the GlobalCenter group will not be separate legal entities. Accordingly, as a holder of GlobalCenter group stock, you will be subject to all of the risks of an investment in Global Crossing Ltd. and all of its businesses, assets and liabilities. The issuance of GlobalCenter group stock and the allocation of assets and liabilities and shareholders' equity between the Global Crossing group and the GlobalCenter group will not result in a distribution or spin-off to shareholders of any of Global Crossing Ltd.'s assets or liabilities and will not affect ownership of its assets or responsibility for its liabilities or those of its subsidiaries. The assets attributed to one group could be subject to the liabilities of the other group, even if those liabilities arise from lawsuits, contracts or indebtedness that are attributed to the other group. For example, if the Global Crossing group is unable to satisfy its liabilities out of the assets attributed to it, Global Crossing Ltd. may be required to satisfy those liabilities with assets which have been attributed to the GlobalCenter group.

   Financial effects arising from the Global Crossing group that affect Global Crossing Ltd.'s consolidated results of operations or financial condition could, if significant, affect the results of operations or financial condition of the GlobalCenter group or the market price of GlobalCenter group stock. In addition, if Global Crossing Ltd. or any of its subsidiaries were to incur significant indebtedness on behalf of the Global Crossing group, including indebtedness incurred or assumed in connection with an acquisition or investment, it could affect the credit rating of the GlobalCenter group. This, in turn, could increase the borrowing costs of the GlobalCenter group and Global Crossing Ltd. as a whole. Net losses of either the Global Crossing group or the GlobalCenter group and dividends and distributions on shares of Global Crossing group stock or GlobalCenter group stock will reduce the funds available to pay dividends or other distributions on GlobalCenter group stock under Bermuda law. For all these reasons, you should read Global Crossing Ltd.'s consolidated financial information in addition to the financial information we provide for the GlobalCenter group. We cannot assure you that the market value of GlobalCenter group stock will reflect the performance of GlobalCenter as we intend.

You will have only limited rights specific to the GlobalCenter group.

   The holders of GlobalCenter group stock generally will not have shareholder rights specific to the GlobalCenter group or GlobalCenter Inc. Instead, holders will have customary shareholder rights relating to Global Crossing Ltd. as a whole. For example, the holders of Global Crossing group stock and the holders of GlobalCenter group stock will vote together as a single class to approve any sale of all or substantially all of the assets of Global Crossing Ltd. The holders of GlobalCenter group stock will only have the following rights with respect to the GlobalCenter group:

  . a right to a dividend, repurchase or conversion if the sale of all or substantially all of the assets of the GlobalCenter group occurs; and

  . a right to vote on matters as a separate voting group in the circumstances described under "Description of Capital Stock--GlobalCenter group stock--Voting rights."

   In addition, the holders of GlobalCenter group stock will not have any voting rights with respect to the election of the board of directors of GlobalCenter Inc.

The voting power of GlobalCenter group stock may be limited.

     In circumstances where the two classes of stock vote together as a single class, holders of GlobalCenter group stock will not be able to control the outcome of shareholder voting

   Global Crossing group stock will retain a substantial majority of the combined voting power of GlobalCenter group stock and Global Crossing group stock because:

  . the relative voting power per share of GlobalCenter group stock and Global Crossing group stock is based on the relative average market values per share of outstanding GlobalCenter group stock and outstanding Global Crossing group stock and we expect that initially Global Crossing group stock will have a substantially larger market value than GlobalCenter group stock, in part because of the continuing inter-group interest in the GlobalCenter group; and

  . the aggregate voting power of all outstanding shares of GlobalCenter group stock is limited to 25% of the total voting power of all outstanding shares of Global Crossing Ltd. common stock, regardless of the market value of GlobalCenter group stock.

   The holders of Global Crossing group stock, to the extent they vote the same way, could control the outcome of a vote--even if the matter involves a divergence or conflict of the interests of the holders of Global

Crossing group stock and the holders of GlobalCenter group stock. These matters may include mergers and other extraordinary transactions. This control results because the multiple classes of stock will generally vote as a single class, except in limited circumstances.

     In circumstances where holders of GlobalCenter group stock would otherwise hold more than 25% of the total voting power of all outstanding shares of common stock of Global Crossing Ltd., the voting power of each share of GlobalCenter group stock will be reduced

   The total voting power of the holders of GlobalCenter group stock could increase as a result of:

  . the issuance of additional shares of GlobalCenter group stock;

  . an increase in average market value of outstanding GlobalCenter group stock relative to Global Crossing group stock;

  . the repurchase of shares of Global Crossing group stock; or

  . a decrease in average market value of outstanding Global Crossing group stock relative to GlobalCenter group stock.

However, in circumstances where holders of GlobalCenter group stock would otherwise hold more than 25% of the total voting power of all outstanding shares of common stock of Global Crossing Ltd., the voting power of each share of GlobalCenter group stock will be reduced so that all outstanding shares of GlobalCenter group stock represent only 25% of the total voting power of all outstanding shares of Global Crossing Ltd. common stock.

   Any issuance of additional shares of GlobalCenter group stock for strategic investments, in acquisitions and other transactions and Global Crossing Ltd.'s intended disposition of the Global Crossing group's inter-group interest in GlobalCenter group stock could cause reductions in the voting power of each share of GlobalCenter group stock. As a result of any reduction, the holders of GlobalCenter group stock and the holders of Global Crossing group stock would hold voting power in Global Crossing Ltd. that is not consistent with their relative economic interests in Global Crossing Ltd.

     You will not be entitled to vote on a sale of the assets attributed to the GlobalCenter group, except in limited circumstances

   Assuming the assets attributed to the GlobalCenter group represent less than substantially all of the assets of Global Crossing as a whole, Global Crossing Ltd.'s board of directors could, in its sole discretion and without shareholder approval, approve sales and other dispositions of any amount, including all, or substantially all, of the properties and assets attributed to the GlobalCenter group because Bermuda law requires shareholder approval only for a sale or other disposition of all or substantially all of the assets of the entire company. In exercising its discretion, Global Crossing Ltd.'s board of directors is not required to select the option that would result in the distribution with the highest value to the holders of GlobalCenter group stock or with the smallest effect on GlobalCenter group stock.

   In addition, under Bermuda law, Global Crossing Ltd.'s board of directors could decline to sell the assets of the GlobalCenter group, despite the request of a majority of the holders of GlobalCenter group stock.

Potential conflicts of interest exist between Global Crossing group stock and GlobalCenter group stock that may be difficult to resolve by Global Crossing Ltd.'s board of directors or that may be resolved adversely to one of the classes.

   The existence of separate classes of Global Crossing Ltd. common stock could give rise to occasions when the interests of the holders of Global Crossing group stock and the holders of GlobalCenter group stock diverge, conflict or appear to diverge or conflict.

     Operational and financial decisions could favor Global Crossing group over the GlobalCenter group

   From time to time, Global Crossing Ltd.'s board of directors could, in its sole discretion, make operational and financial decisions or implement policies that affect disproportionately the businesses of the GlobalCenter group. These decisions could include:

  . allocation of financing opportunities in the public markets;

  . allocation of business opportunities, resources and personnel and whether and to what extent the groups compete with each other; and

  . transfers of funds or assets between groups and other inter-group transactions.

   In each case, the opportunities or resources allocated, or services, funds or assets transferred, to the Global Crossing group may be equally suitable for the GlobalCenter group. Furthermore, any such decision may benefit the Global Crossing group more than the GlobalCenter group. For example, the decision to obtain funds for the Global Crossing group may adversely affect the ability of the GlobalCenter group to obtain funds sufficient to implement its growth strategy or may increase the cost of those funds. In addition, even in situations when GlobalCenter is able to service its own debt financing, it will be partly restricted due to certain limitations imposed by Global Crossing Ltd.'s contractual obligations, including limitations on its ability to secure any of its assets.

     Proceeds of future issuances of GlobalCenter group stock could be allocated either to the Global Crossing group, to the extent the Global Crossing group continues to hold an inter-group interest in the GlobalCenter group, or the GlobalCenter group

   To the extent the Global Crossing group continues to hold an inter-group interest in the GlobalCenter group at the time of any future sale of GlobalCenter group stock, Global Crossing Ltd.'s board of directors could allocate the proceeds of the offering of those shares of GlobalCenter group stock to the Global Crossing group. Any such decision could favor the Global Crossing group over the GlobalCenter group. For example, the decision to allocate the proceeds to the Global Crossing group may adversely affect the GlobalCenter group's ability to obtain funds to finance its growth strategies.

     Consideration received in mergers or consolidations may be allocated unfavorably

   Because Global Crossing Ltd.'s bye-laws do not specify how consideration to be received in a merger or consolidation involving Global Crossing Ltd. will be allocated between the holders of Global Crossing group stock and the holders of GlobalCenter group stock, Global Crossing Ltd.'s board of directors will make that determination. That determination could favor the holders of Global Crossing group stock at the expense of the holders of GlobalCenter group stock.

     Global Crossing Ltd.'s board of directors may pay more dividends on Global Crossing group stock than if that group were a separate company

   Subject to the limitations referred to below, Global Crossing Ltd.'s board of directors has the authority to declare and pay dividends on Global Crossing group stock and GlobalCenter group stock in any legal amount. While Global Crossing Ltd. historically has not paid dividends on its common stock, its board of directors could, in its sole discretion, declare and pay dividends exclusively on Global Crossing group stock, exclusively on GlobalCenter group stock, or on both, in equal or unequal amounts. Global Crossing Ltd.'s board of directors could pay more dividends on Global Crossing group stock than would be financially prudent if that group were a stand-alone corporation. Global Crossing Ltd.'s board of directors is not required to consider the relative available distribution amount for each class, the amount of dividends previously declared on each class or the respective voting or liquidation rights of each class, except that Bermuda law and Global Crossing Ltd.'s bye-laws impose limitations on the amount of dividends which may be paid on each class of stock. For additional information on these limitations, see "Description of Capital Stock--GlobalCenter group stock--Dividends."

     Holders of GlobalCenter group stock may be adversely affected by an optional conversion of one group's stock into the other group's stock

   Global Crossing Ltd.'s board of directors could, in its sole discretion and without shareholder approval, determine to convert shares of GlobalCenter group stock into shares of Global Crossing group stock, or vice versa. Because certain conversions would be at a premium when either or both classes of stock may be considered to be under- or over-valued, any conversion may be disadvantageous to the holders of one class of stock. It could dilute the interests in Global Crossing Ltd. of the holders of the class of stock being issued in the conversion. It also would preclude the holders of the class of stock being converted from retaining their investment in a security that is intended to reflect separately the performance of the assets held by that group. It also might give the holders of the class of stock being converted, if converted, a lesser premium than any premium that might be paid by a third-party buyer of all or substantially all of the assets held by that group. For additional information on the terms and conditions of a conversion of one stock into the other, see "Description of Capital Stock--Conversion and repurchase--Conversion of common stock at option of Global Crossing Ltd. at any time."

Global Crossing Ltd.'s board of directors will have the ability to control transfers of funds or other assets between the Global Crossing group and the GlobalCenter group.

   Global Crossing Ltd.'s board of directors will have the ability to control transfers of funds and other assets or liabilities between the Global Crossing group and the GlobalCenter group.

   Global Crossing Ltd.'s board of directors may decide to transfer assets, including cash, and liabilities between groups, which may result in:

  . a corresponding change in the Global Crossing group's inter-group interest in the GlobalCenter group; and/or

  . a loan, or repayment of a loan, from one group to the other group, subject to the terms of Global Crossing Ltd.'s board policy statement.

   The board of directors of Global Crossing Ltd. will effect the transfers described above, in each case, in an amount having a fair value equivalent to the fair value of the assets or liabilities transferred by the transferor group and, in the case of the creation of or an increase or decrease in an inter-group interest, in accordance with the provisions of Global Crossing Ltd.'s bye-laws.

   If the Global Crossing group's inter-group interest in the GlobalCenter group has been eliminated, the GlobalCenter group could acquire an inter-group interest in the Global Crossing group. In that case, similar considerations would apply to transfers made between the groups.

   Under Global Crossing Ltd.'s board policy statement, the Global Crossing group may make loans to the GlobalCenter group, and vice versa, at the weighted average interest rate of the consolidated indebtedness of Global Crossing Ltd. and on such other terms and conditions as Global Crossing Ltd.'s board of directors determines to be in the best interests of Global Crossing Ltd. The Global Crossing Ltd.'s board policy statement further provides that any fees incurred in connection with debt incurred for a particular group will be allocated to the borrowing group.

Holders of GlobalCenter group stock may not have any remedies for breach of fiduciary duties if any action by directors and officers has a disadvantageous effect on GlobalCenter group stock.

   You may not have any remedies if any act or decision of Global Crossing Ltd.'s directors or officers has a disadvantageous effect on the holders of GlobalCenter group stock compared to the holders of Global Crossing group stock. Although we are not aware of any Bermuda court adjudicating such a legal claim in the context of Global Crossing Ltd.'s anticipated capital structure, recent cases in Delaware involving tracking stocks have indicated that decisions by directors or officers involving treatment of tracking stock shareholders should be judged under the business judgment rule unless self-interest is shown. The business judgment rule provides that a director or officer will be deemed to have satisfied his or her fiduciary duties to Global Crossing Ltd. if that person acts in a manner he or she believes in good faith to be in the best interests of Global Crossing Ltd. and its stockholders. Nevertheless, a Bermuda court hearing a case involving such a challenge may decide to apply principles of Bermuda law different from the principles of Delaware law discussed above, or may develop new principles of law, in order to decide such a case.

Stock ownership could cause directors and officers to favor one group over the other.

   Because the actual value of Global Crossing Ltd.'s directors' and officers' interests in the Global Crossing group stock and the GlobalCenter group stock is anticipated to vary significantly, it is possible that they could favor one group over the other due to their stock and other benefits.

Global Crossing Ltd.'s board of directors may change or make exceptions to Global Crossing Ltd.'s board policy statement without shareholder approval to the detriment of the GlobalCenter group.

   In connection with the issuance of GlobalCenter group stock, Global Crossing Ltd.'s board of directors intends to adopt the board policy statement that we describe in this prospectus under "Relationship Between the GlobalCenter Group and the Global Crossing Group" to govern the relationship between the Global Crossing group and the GlobalCenter group. Global Crossing Ltd.'s board of directors may modify or rescind the policies set forth in the board policy statement with respect to the allocation of corporate opportunities, financing arrangements, corporate overhead, taxes, debt, interest and other matters, or may adopt additional policies, in its sole discretion without shareholder approval. It could also make exceptions with respect to their application depending on particular facts and circumstances. It is likely that Global Crossing Ltd.'s board of directors would amend these policies or adopt new policies if it decides to issue additional classes of common stock. A decision to modify or rescind these policies, or adopt additional policies, could have different effects on the holders of Global Crossing group stock and the holders of GlobalCenter group stock and could adversely affect the holders of GlobalCenter group stock relative to the holders of Global Crossing group stock.

Decisions by directors and officers that affect market values could adversely affect voting and conversion rights.

   The number of shares of one class of stock issuable upon the conversion of the other class of stock and the relative voting power per share of each class of stock will vary depending upon the relative market values of Global Crossing group stock and GlobalCenter group stock, subject to the 25% voting power limit on GlobalCenter group stock. The market value of either or both classes of stock could be adversely affected by market reaction to decisions by Global Crossing Ltd.'s board of directors or Global Crossing Ltd.'s management that investors perceive to affect differently one class of stock compared to the other class of stock. These decisions could involve changes to Global Crossing Ltd.'s board policy statement, transfers of assets between groups, allocations of corporate opportunities between groups or changes in dividend policies.

You may be adversely affected by a mandatory exchange of GlobalCenter group stock for the stock of one or more Global Crossing Ltd. subsidiaries.

   Global Crossing Ltd. may declare that all outstanding shares of GlobalCenter group stock will be exchanged for shares of one or more qualifying subsidiaries of Global Crossing Ltd. Such an exchange would result in the qualifying subsidiary or subsidiaries becoming independent of Global Crossing Ltd. and the holders of GlobalCenter group stock owning shares directly in that subsidiary or those subsidiaries. If Global Crossing Ltd. chooses to exchange GlobalCenter group stock, the market value of the common stock received in that exchange could be or become less than the market value of GlobalCenter group stock.

You may receive less consideration upon a sale of all or substantially all of the assets of the GlobalCenter group than if the GlobalCenter group were a separate company.

   The Certificate of Designations relating to GlobalCenter group stock provides that if we sell all or substantially all of the assets of the GlobalCenter group, we must, subject to certain exceptions:

  . distribute to the holders of GlobalCenter group stock by special dividend or repurchase an amount equal to the net proceeds of the sale; or

  . convert the outstanding shares of GlobalCenter group stock into shares of another class of Global Crossing Ltd.'s stock based on the average market values of the two classes of stock at a 20% premium for the first year following the completion of the proposed offering of GlobalCenter group stock, at a 15% premium during the second year and at a 10% premium thereafter.

   If the GlobalCenter group were a separate, independent company and its shares were acquired by another person, certain costs of that sale, including corporate level taxes, might not be payable in connection with that acquisition. As a result, shareholders of the separate, independent company might receive a greater amount than the net proceeds that would be received by the holders of GlobalCenter group stock. In addition, we cannot assure you that the net proceeds per share of GlobalCenter group stock will be equal to or more than the market value per share prior to or after announcement of a sale. For additional information on the terms and conditions of the mandatory dividend, repurchase or conversion upon a sale of the assets of the GlobalCenter group, see "Description of Capital Stock--Conversion and repurchase--Mandatory dividend, repurchase or conversion of stock if disposition of group assets occurs."

It will not be possible for a third party to acquire the GlobalCenter group without Global Crossing Ltd.'s consent.

   If the GlobalCenter group were a stand-alone entity, any person interested in acquiring it without negotiation with Global Crossing Ltd.'s management could seek control of the outstanding stock of that entity by means of a tender offer or proxy contest. However, because the GlobalCenter group is part of Global Crossing Ltd., a person interested in acquiring only the GlobalCenter group without negotiation with Global Crossing Ltd.'s management would be required to seek control of the voting power represented by all of the outstanding capital stock of Global Crossing Ltd. entitled to vote on that acquisition, including the Global Crossing group stock. This may discourage potential interested bidders from seeking to acquire either group.

In the future, Global Crossing Ltd. may issue additional classes of common stock, without shareholder approval, including by reallocating assets and liabilities from the GlobalCenter group to a new group.

   Global Crossing Ltd. may, in the future, decide to issue shares of one or more classes of common stock in addition to Global Crossing group stock and GlobalCenter group stock. Global Crossing Ltd. has the authority to do so in its sole discretion and without further shareholder approval, except as may be provided by Bermuda law or the rules of any stock exchange on which any class of outstanding common stock may then be listed.

   If Global Crossing Ltd. issues additional classes of common stock, it may establish a new group to which such class of common stock relates by reallocating to such group the assets and liabilities from the GlobalCenter group. In that case, the GlobalCenter group would hold an inter-group interest in the new group.

   The issuance of additional classes of common stock would make Global Crossing Ltd.'s capital structure and decisions relating to inter-group transactions and related matters more complicated. In addition, Global Crossing Ltd.'s board of directors would likely amend Global Crossing Ltd.'s board policy statement at that time to provide for the new group and transactions between it and the Global Crossing group and the GlobalCenter group. The new class of stock could be convertible into GlobalCenter group stock at premiums determined by Global Crossing Ltd.

A Clinton Administration proposal could have adverse tax consequences for Global Crossing Ltd. or for holders of GlobalCenter group stock

   The Clinton Administration proposed legislation in February 2000 dealing with tracking stock such as GlobalCenter group stock. This proposal would, among other things, grant authority to the Secretary of the Treasury to treat tracking stock as something other than stock or as stock of another entity. The proposal also would treat the receipt of stock similar to GlobalCenter group stock in exchange for other stock in the issuing corporation or in a distribution by the issuing corporation as taxable to the shareholders. If this proposal is enacted, it could have adverse tax consequences for Global Crossing Ltd. or for holders of GlobalCenter group stock. A similar proposal was made in 1999. Congress did not act on the 1999 proposal, and Global Crossing Ltd. cannot predict whether Congress will act upon this proposal or any other proposal relating to tracking stock.

   Global Crossing Ltd. may convert shares of Global Crossing group stock or GlobalCenter group stock into shares of the other class without any premium if there is more than an insubstantial risk of adverse United States federal income tax law developments. The proposal of the Clinton Administration would be such an adverse development if it is implemented or results in certain legislative action. See Description of Capital Stock--Conversion and repurchase--Conversion of common stock at option of Global Crossing Ltd. at any time" and "Certain United States Federal Income Tax and Bermuda Tax Consequences."

Holders of GlobalCenter group stock may be subject to foreign personal holding company, passive foreign investment company, controlled foreign corporation and personal holding company rules.

   We believe that neither Global Crossing Ltd. nor any of its non-United States subsidiaries is a foreign personal holding company and do not expect that either Global Crossing Ltd. or any of its affiliates will become a foreign personal holding company. However, we cannot assure you in this regard. If a holder of GlobalCenter group stock is a United States person and Global Crossing Ltd. or one of its non-United States subsidiaries is classified as a foreign personal holding company, then that shareholder would be required to pay tax on its pro rata share of Global Crossing Ltd.'s or its relevant non-United States subsidiary's undistributed foreign personal holding company income. Global Crossing Ltd. intends to manage its affairs so as to attempt to avoid or minimize having income imputed to United States persons under these rules, to the extent this management of its affairs would be consistent with its business goals, although we cannot assure you in this regard.

   We believe that Global Crossing Ltd. is not a passive foreign investment company and do not expect it to become a passive foreign investment company in the future. However, we cannot assure you in this regard. In addition, our expectations are based, in part, on interpretations of existing law that we believe are reasonable, but which have not been approved by any taxing authority. If Global Crossing Ltd. were a passive foreign investment company, then any holder of GlobalCenter group stock that is a United States person could be liable to pay tax at the then prevailing rates on ordinary income plus an interest charge upon some distributions by Global Crossing Ltd. or when that shareholder sold GlobalCenter group stock at a gain.

   Furthermore, additional tax considerations would apply if Global Crossing Ltd. or any of its affiliates were a controlled foreign corporation or a personal holding company.

Provisions governing Global Crossing common stock could discourage a change of control of Global Crossing and the payment of a premium for stockholders' shares.

   Global Crossing Ltd.'s bye-laws contain provisions that, among other things, (i) limit the total voting power of any shareholder that beneficially owns more than 9.5% of the voting power of common stock to 9.5% of the aggregate voting power of all Global Crossing common stock and (ii) prohibits any transfer of shares of common stock or any interest in those shares that results in a shareholder (other than certain existing shareholders) beneficially owning more than 9.5% of the outstanding shares of common stock, without the approval of a majority of the members of Global Crossing Ltd.'s board of directors and of a majority of votes cast by shareholders at a meeting called to approve the transfer. In addition, Global Crossing Ltd.'s bye-laws provide for a "staggered" board of directors consisting of three classes, with each class serving for a term of three years. Each of these provisions could make it difficult for any person or group of persons acting in concert, other than certain existing owners, to acquire control of Global Crossing Ltd. without approval of Global Crossing Ltd.'s board of directors.

The stock price of GlobalCenter group stock may be volatile after the initial public offering because shares of GlobalCenter group stock have not been publicly traded.

   We cannot assure you that an active market will develop or be sustained after the proposed initial public offering of GlobalCenter group stock. The market price after the initial public offering may vary significantly from the initial offering price in response to any of the following factors, some of which are beyond the control of the GlobalCenter group:

  . variations in the GlobalCenter group's quarterly operating results;

  . changes in financial estimates or investment recommendations by securities analysts relating to GlobalCenter group stock;

  . announcements by GlobalCenter or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  . additions or departures of key personnel;

  . the potential for future sales or distributions of GlobalCenter group stock;

  . investors' perceptions of investments relating to GlobalCenter;

  . investors' perceptions of investments relating to Global Crossing Ltd.;

  . the impact of the intended disposition of the Global Crossing group's inter-group interest in the GlobalCenter group;

  . investors' perceptions about tracking stock generally; and

  . fluctuations in the stock market price and volume of traded shares generally.

           CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

   Some of the statements in this prospectus that are not historical facts are "forward-looking statements." Forward-looking statements can be identified by the use of words such as "estimates," "plans," "anticipates," "expects," "intends," "believes" or the negative thereof or other variations thereon or by discussions of strategy that involve risks and uncertainties. Examples of forward-looking statements include discussions relating to:

  . plans to expand our existing complex Web hosting services, applications and professional services for enterprises doing business on the Internet;

  . introductions of new products and services;

  . proposals to build new data centers in various geographic areas;

  . estimates of market sizes and addressable markets for our services and products; and

  . statements regarding the future course of our relationship with Global
    Crossing.

   We wish to caution you that all the forward-looking statements contained in this prospectus are only estimates and predictions. Our actual results could differ materially from those anticipated in the forward-looking statements due to risks, uncertainties or actual events differing from the assumptions underlying these statements. Such risks, uncertainties and assumptions include, but are not limited to, those discussed in this prospectus.

                                USE OF PROCEEDS

   After deducting estimated expenses and underwriting discounts and commissions, Global Crossing Ltd. will receive net proceeds from this offering
of approximately $    million (approximately $    million if the underwriters'
over allotment option is exercised in full) all of which it will allocate to the GlobalCenter group.

   GlobalCenter plans to use the net proceeds to finance its domestic and international expansion and for general corporate purposes and working capital. GlobalCenter may also use a portion of the net proceeds to make strategic investments or acquisitions.

   Pending their use by GlobalCenter, the net proceeds may be invested in short-term securities or used to make interest-bearing loans to the Global Crossing group. Global Crossing would use any such borrowings for general corporate purposes.

   Global Crossing Ltd. has decided to undertake this offering of the GlobalCenter group stock at this time to raise additional capital for the ongoing growth of the GlobalCenter group.

                                DIVIDEND POLICY

   Because we expect to require significant capital commitments to finance our operations and fund our future growth, Global Crossing Ltd. does not expect to pay any dividends on shares of GlobalCenter group stock or Global Crossing group stock for the foreseeable future. If and when the Global Crossing Ltd. board of directors does determine to pay any dividends on shares of GlobalCenter group stock, this determination will be based primarily on the results of operations, financial conditions and capital requirements of GlobalCenter and of Global Crossing Ltd. as a whole, and such other factors as the Global Crossing Ltd. board of directors considers relevant.

   In making its dividend decisions regarding GlobalCenter group stock, the Global Crossing Ltd. board of directors will rely on the consolidated financial statements of Global Crossing Ltd. and the combined financial statements of GlobalCenter.

   Bermuda law, the bye-laws of Global Crossing Ltd. and the terms of some of Global Crossing Ltd.'s indebtedness limit the amount of dividends that Global Crossing Ltd. can pay on GlobalCenter group stock. See "Description of Capital Stock--GlobalCenter group stock--Dividends."

                                CAPITALIZATION

                            The GlobalCenter Group

   The following table sets forth the total capitalization of the GlobalCenter group at December 31, 1999 and as adjusted to give effect to this offering of shares of GlobalCenter group stock.

                                                                   As of
                                                             December 31, 1999
                                                            --------------------
                                                                           As
                                                              Actual    adjusted
                                                            ----------  --------
                                                              (in thousands)
Equity:
  Contributed capital...................................... $1,572,870
  Accumulated deficit......................................    (42,725)
                                                            ----------   -----
    Total group equity.....................................  1,530,145
                                                            ----------   -----
      Total capitalization................................. $1,530,145   $
                                                            ==========   =====

                             Global Crossing Ltd.

   The following table presents as of December 31, 1999 (1) the actual capitalization of Global Crossing Ltd., (2) its capitalization as adjusted to give effect to its issuance of 21,673,706 shares of common stock and 4,000,000 shares of 6 3/4% cumulative convertible preferred stock of Global Crossing Ltd. issued in April 2000 as if such issuance had occurred as of December 31, 1999 and (3) its capitalization as adjusted to give effect to those issuances of common stock and cumulative convertible preferred stock and to this offering of GlobalCenter group stock and the reclassification of the existing common stock of Global Crossing Ltd. into Global Crossing group stock.

                                               As of December 31, 1999
                                         -------------------------------------
                                                                    Pro forma
                                           Actual      Pro forma   As adjusted
                                         -----------  -----------  -----------
                                                   (in thousands)
Long-term debt.......................... $5,018, 544  $ 5,018,544  $5,018,544
Mandatorily Redeemable and Cumulative
 Convertible Preferred Stock
  10 1/2% Mandatorily redeemable
   preferred stock......................     485,947      485,947     485,947
  6 3/8% Cumulative convertible
   preferred stock......................     969,000      964,000     969,000
  6 3/4% Cumulative convertible
   preferred stock......................         --       967,500     967,500
  7% Cumulative convertible preferred
   stock................................     629,750      629,750     620,750
                                         -----------  -----------  ----------
                                           7,103,241    8,070,741   8,070,741
Shareholders' equity
  Global Crossing common stock..........       7,992        8,209         --
  Global Crossing group stock...........         --           --        8,209
  GlobalCenter group stock..............         --           --
  Treasury stock........................    (209,415)    (209,415)   (209,415)
  Other shareholders' equity............   9,578,927   10,267,485
  Accumulated deficit...................    (158,989)    (158,989)   (158,989)
                                         -----------  -----------  ----------
    Total shareholders' equity..........   9,218,515    9,907,290
                                         -----------  -----------  ----------
      Total capitalization.............. $16,321,756  $17,978,031
                                         ===========  ===========  ==========

                  SELECTED HISTORICAL COMBINED FINANCIAL DATA
                           OF THE GLOBALCENTER GROUP

   The table below provides selected historical combined financial data of the GlobalCenter group. We prepared this information using the historical combined financial data from the GlobalCenter group's combined financial statements at and for the nine-month period ended September 30, 1999, the three-month period ended December 31, 1999 and each of the years in the two-year period ending December 31, 1998 included elsewhere in this prospectus. The balance sheet data as of December 31, 1997 is derived from the audited combined financial statements not included in this prospectus. We derived the combined statement of operations and the assets and liabilities data below from combined financial statements audited by Arthur Andersen LLP, independent public accountants.

   GlobalCenter Inc. was acquired by Frontier Corporation in February 1998 in a pooling-of-interests transaction. On September 28, 1999, Global Crossing Ltd. acquired Frontier Corporation in a merger transaction. A subsidiary of Frontier Corporation was the owner of substantially all of the assets of the GlobalCenter group. For financial reporting purposes, the merger of Global Crossing Ltd. and Frontier Corporation was deemed to have occurred on September 30, 1999. In connection with the merger, the assets and liabilities of the GlobalCenter group were adjusted to their respective fair values under the purchase method of accounting. We have included the assets and liabilities of the GlobalCenter group and the related consolidated results of operations for periods prior to October 1, 1999 under the heading "Old GlobalCenter," and for periods subsequent to September 30, 1999 under the heading "New GlobalCenter." The fair value adjustments to the GlobalCenter group's assets and liabilities from the merger, including goodwill and other intangibles and the associated amortization, are shown in the New GlobalCenter Statement of Operations Data and Balance Sheet and Other Data.

   The presentation in the "Pro Forma GlobalCenter Group" column provides prospective purchasers of GlobalCenter group stock with a basis for comparing the year ended December 31, 1999 to the year ended December 31, 1998, in the table we have also combined the operating results of the Old GlobalCenter for the nine months ended September 30, 1999 with the operating results of New GlobalCenter for the three months ended December 31, 1999. This combination excludes any pro forma amortization of goodwill and intangibles for the nine months ended September 30, 1999. A presentation which combines predecessor and successor accounting periods does not conform to generally accepted accounting principles. Depreciation, amortization and certain other line items included in the operating results, and property, equipment and goodwill balances included in the balance sheet of the GlobalCenter group are not directly comparable between periods because the three-month New GlobalCenter period ended December 31, 1999 includes the effects of purchase accounting adjustments related to the merger of Global Crossing Ltd. and Frontier Corporation, while prior periods do not. For this and other reasons, the selected combined historical financial data provided below should be read in conjunction with the Combined Financial Statements of the GlobalCenter Group and related notes which appear elsewhere in this prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations of the GlobalCenter Group" which appears following this table.

                                                                        Pro Forma
                                                              New      GlobalCenter
                                Old GlobalCenter          GlobalCenter    Group
                         -------------------------------- ------------ ------------
                            Year Ended       Nine Months  Three Months  Unaudited
                           December 31,         Ended        Ended      Year Ended
                         -----------------  September 30, December 31, December 31,
                          1997      1998        1999          1999         1999
                         -------  --------  ------------- ------------ ------------
                                              (in thousands)
Statement of Operations
 Data:
Revenues:
  Service revenues...... $ 6,511  $ 19,600    $ 29,951      $ 17,753     $ 47,704
  Equipment revenues....   1,228     3,640      17,228         5,971       23,199
                         -------  --------    --------      --------     --------
    Total revenues......   7,739    23,240      47,179        23,724       70,903
Costs and expenses:
  Cost of service
   revenues.............   5,257    14,804      36,451        17,328       53,779
  Cost of equipment
   revenues.............     995     3,208      15,573         5,365       20,938
  Sales and marketing...   1,966     8,948       9,531         6,088       15,619
  General and
   administrative.......   2,044     4,694       6,897         3,067        9,964
  Depreciation and
   amortization.........     912     4,023       4,242         1,913        6,155
  Goodwill and
   intangibles
   amortization.........     325     1,294         974        37,135       38,109
  Merger costs..........      --     2,060          --            --           --
                         -------  --------    --------      --------     --------
    Total costs and
     expenses...........  11,499    39,031      73,668        70,896      144,564
                         -------  --------    --------      --------     --------
Loss from operations....  (3,760)  (15,791)    (26,489)      (47,172)     (73,661)
Other income (expense),
 net....................      45        55         (44)          114           70
                         -------  --------    --------      --------     --------
Loss before income
 taxes..................  (3,715)  (15,736)    (26,533)      (47,058)     (73,591)
Income tax benefit......     941     4,911       9,742         4,333       14,075
                         -------  --------    --------      --------     --------
Net loss................ $(2,774) $(10,825)   $(16,791)     $(42,725)    $(59,516)
                         =======  ========    ========      ========     ========
Operating Data:
Cash used in operating
 activities............. $ 3,147  $  5,752    $ 10,057      $  2,545     $ 12,602
Cash used in investing
 activities.............   1,285    28,978      20,871        68,397       89,268
Cash from financing
 activities............. $ 1,847  $ 34,238    $ 30,928      $ 70,942     $101,870

                                              Old GlobalCenter  New GlobalCenter
                                              ----------------- ----------------
                                                      As of December 31,
                                              ----------------------------------
                                                1997     1998         1999
                                              -------- -------- ----------------
                                                    (dollars in thousands)

Balance Sheet and Other Data:
Goodwill and intangibles, net................ $  8,764 $  7,470    $1,488,265
Total assets.................................   18,172   48,021     1,596,083
Total liabilities............................    8,221   12,084        65,938
Group equity.................................    9,951   35,937     1,530,145
Total liabilities and group equity........... $ 18,172 $ 48,021    $1,596,083
Number of data centers.......................        2        6             8
Data center gross square footage.............   23,000   72,000       238,000

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
              AND RESULTS OF OPERATIONS OF THE GLOBALCENTER GROUP

   The following discussion of our financial condition and results of operations should be read in conjunction with the selected combined historical financial data and combined financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those anticipated in these forward-looking statements. Factors that may cause such a difference include those set forth under "Risk Factors."

Overview

   The GlobalCenter group is a leading provider of Internet infrastructure solutions incorporating complex Web hosting; IP network services; hardware and software procurement and installation; content distribution, integration and management services; systems applications; and professional services. We deliver our services primarily to large, well-established enterprises and newer Internet companies seeking rapid, cost-effective solutions for their mission-critical Internet-related operations. Our revenues generated from services have grown at a compounded annual growth rate of 170% over the past two years from $6.5 million in 1997 to $47.7 million in 1999.

   GlobalCenter Inc. was acquired by Frontier Corporation in February 1998 in a pooling-of-interests transaction. In September 1999, Global Crossing Ltd. acquired Frontier Corporation using the purchase method of accounting. As a result of this acquisition, the fair value of goodwill and other intangibles directly related to the GlobalCenter group was determined to be approximately $1.5 billion. The goodwill and other intangible assets are being amortized on a straight-line basis over 10 years. We expect annual amortization of the existing goodwill and other intangibles to be approximately $148.5 million in the future.

   Prior to the completion of this offering, we obtained the majority of our network access from third party telecommunications providers based on agreements with market-based pricing terms. Certain of those third party agreements required price escalation or contract renegotiation in the event of unequal traffic flows. We also obtained some of our network access from Frontier Corporation prior to October 1999. After the acquisition of Frontier Corporation on September 30, 1999, the GlobalCenter group has obtained substantially all of its network access from the Global Crossing group. Following the completion of this offering, our IP transit capacity will be provided by the Global Crossing group based on preferred market-based pricing, taking into account volume, term and the exclusive nature of the arrangement and any guarantee of service levels provided by the Global Crossing group. We will pay for access based on this preferred market-based pricing and our actual usage. We expect that the price we pay for access will be lower in the future than in previous periods.

   From October 1, 1999 through December 31, 1999, the GlobalCenter group received administrative services from the Global Crossing group that included information systems support, tax services, payroll and benefit administration and certain other accounting and administrative services. From March 1, 1998 through September 30, 1999, Frontier Corporation provided these services to us. Our costs for these services were based on total actual costs allocated to us using bases that management considered reasonable given the nature of the costs and the usage by the GlobalCenter group. The Global Crossing group will continue to provide certain administrative services on a similar cost allocation basis.

   The GlobalCenter group currently operates 10 data centers and plans to open nine additional data centers during 2000. It typically takes us at least six months after a data center site is leased to construct the data center facility, install equipment and telecommunications infrastructure and to hire operations and sales personnel. As a result, we make a large capital investment and incur significant start-up costs before generating customer revenues at any new data center. Start-up costs are expensed as incurred. We expect a new data center to incur losses for a year or longer until reaching break-even utilization. Largely as a result of these costs, the GlobalCenter group has experienced operating losses and negative cash flows from operations in each annual period. The GlobalCenter group's net losses for the three months ended December 31, 1999, nine months ended September 30, 1999 and each of the years ended December 31, 1998 and 1997 were $42.7 million, $16.8 million, $10.8 million and $2.8 million, respectively.

Results of Operations

  Pro Forma Year Ended December 31, 1999 Compared with the Year Ended December 31, 1998

   For purposes of the following discussion and to provide a meaningful basis for comparing the year ended December 31, 1999 to the year ended December 31, 1998, we have combined, as shown in the selected historical financial data of the GlobalCenter group, the operating results of Old GlobalCenter for the nine months ended September 30, 1999 with the operating results of New GlobalCenter for the three months ended December 31, 1999. The combining of predecessor and successor accounting periods does not conform to generally accepted accounting principles. For this and other reasons, this discussion should be read in conjunction with the combined financial statements of the GlobalCenter group and accompanying notes thereto included elsewhere in the prospectus.

   Revenues. Our service revenues consist of fees from customers for Web hosting, IP network services, content distribution, systems applications and professional services. We typically provide our services under one-to-three year contracts with minimum customer commitments for connectivity and services. Service revenues are recognized as the services are provided. Service revenues also include fees for equipment installation. Revenues for equipment installation are recognized when installation of the equipment is complete. Our equipment revenues consist of revenue derived from the resale to our customers of computers, computer peripherals and networking equipment which we buy from third parties upon receipt of a customer order. We assist our customers with equipment selection, procurement and installation to facilitate and accelerate the customer's entry into the data center. Equipment revenues are recognized when equipment is delivered to the customer or, if installation is required, when installation of the equipment in our data center is complete. Equipment that has been purchased on behalf of customers but not yet transferred to the customer or installed is recorded as equipment held for resale.

   Our total revenues increased 205% to $70.9 million for the year ended December 31, 1999 from $23.2 million for the year ended December 31, 1998, as a result of an increase in service revenues and equipment revenues. Service revenues increased 143% to $47.7 million for the year ended December 31, 1999 from $19.6 million for the year ended December 31, 1998. Our equipment revenues increased 537% to $23.2 million for the year ended December 31, 1999 from $3.6 million for the year ended December 31, 1998.

   The growth in our service revenue was primarily the result of opening new and expanding existing data centers, adding new customers and services, and increasing revenues from existing customers. During 1999, we opened two new data centers, and expanded a third. Data center square footage increased by 230% at December 31, 1999 compared to December 31, 1998. The largest data center addition in 1999 opened at the end of the fourth quarter with sales in this data center commencing in January 2000.

   Our equipment revenues increased primarily because more customers in our new data centers chose to purchase their equipment from us rather than directly from a third party vendor. Equipment sales as a percentage of our total revenue and in absolute dollars can and will fluctuate from period to period depending on the timing and number of new data centers we open, the mix of new and existing customers and the requirements of those customers for new and replacement equipment. We expect that, as a general matter, equipment sales will constitute a smaller portion of our total revenues in the future.

   Cost of Revenues. Cost of service revenues is comprised of telecommunication costs for the backbone network and costs for connectivity to other networks and telecommunications providers. Other expenses in cost of service revenues include salaries, benefits, rent and other expenses for operation of our data centers, customer service and network engineering personnel. Cost of equipment revenues is the cost of third-party equipment sold to our customers.

   Cost of service revenues increased 263% to $53.8 million for the year ended December 31, 1999 from $14.8 million for the comparable period in 1998. This increase was primarily due to increased network usage by our customers, and rent and facilities costs for the addition and expansion of our data centers. We expect increases to continue with the addition of new customers and addition and expansion of our data centers. Cost of service revenues increased as a percentage of service revenue from 76% in 1998 to 113% in 1999 primarily due to the addition of network capacity in advance of its utilization. In the future, network cost of service will be based on preferred market-based pricing and actual usage under our arrangement with the Global Crossing group.

   Cost of equipment revenues increased 553% to $20.9 million for the year ended December 31, 1999 from $3.2 million for the year ended December 31, 1998, due to increased equipment sales. The cost of equipment remained fairly consistent as a percentage of equipment revenues, increasing to 90% during 1999 from 88% during 1998.

   Sales and Marketing. Our sales and marketing expenses consist of salaries, commissions, benefits and other expenses for direct sales, sales support, product marketing, and public relations personnel, as well as costs associated with marketing programs, collateral material, and corporate marketing activities, including public relations.

   Sales and marketing expenses increased 75% to $15.6 million for the year ended December 31, 1999 from $8.9 million for the comparable period in 1998. The increase is primarily a result of having additional direct sales and marketing personnel and other sales and marketing expenses in connection with new data centers and our expanding operations and services. We expect our sales and marketing expenses to continue to increase with the addition of new data centers in the future. As a percent of total revenue, sales and marketing expenses decreased from 39% in 1998 to 22% in 1999 primarily due to the significant increase in revenue between comparison periods.

   General and Administrative. Our general and administrative expenses consist of payroll and benefit administration, information systems services, accounting and back office support, headquarters facility costs, executive salaries and other general and administrative costs, including administrative services from the Global Crossing group. From October 1, 1999 through December 31, 1999, the Global Crossing group provided to the GlobalCenter group support services including information systems support, tax return preparation and advisory services, payroll and benefits administration, purchasing and certain other accounting and administrative services. The GlobalCenter group paid the Global Crossing group a monthly fee for these support services. Expenses for the three months ended December 31, 1999 include $0.9 million for these services. From March 1, 1998 through September 30, 1999, Frontier Corporation provided these services to the GlobalCenter group. Expenses for the nine months ended September 30, 1999 include $1.7 million for these services.

   Our total general and administrative expenses increased 112% to $10.0 million for the year ended December 31, 1999 from $4.7 million for the same period in 1998, primarily because we hired additional management and administrative personnel to support expanding operations. We expect our general and administrative expenses to continue to increase with the addition of new data centers in the future. General and administrative expenses as a percent of revenue decreased from 20% to 14% for the same period primarily due to the significant increase in revenue between comparison periods.

   Depreciation and Amortization. Depreciation and amortization expenses consist of depreciation of leasehold improvements and network infrastructure improvements, furniture and amortization of capital lease equipment. Depreciation and amortization expense increased 53% to $6.2 million for the year ended December 31, 1999 from $4.0 million for the same period of 1998, primarily as a result of the new data centers and the related leasehold and network investments.

   Goodwill and Intangibles Amortization. In connection with the merger of Global Crossing Ltd. and Frontier Corporation in September of 1999, Global Crossing Ltd. contributed approximately $1.5 billion of goodwill and intangible assets to the GlobalCenter group. The goodwill and identified intangibles are being amortized over 10 years using the straight-line method. Amortization commenced during the quarter ended December 31, 1999, and we recognized amortization expense of $37.1 million in that quarter.


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

   We also recorded goodwill totaling approximately $9.1 million in connection with an acquisition completed in November 1997. The goodwill from this transaction was amortized over a seven-year period using the straight-line method until the acquisition of Frontier Corporation by Global Crossing Ltd. in September of 1999.

   Income Tax Benefit. Income taxes have been calculated on a pro-rata return basis. Our benefit for income taxes is based on the increase or decrease in tax liability of the Global Crossing North America (formerly Frontier Corporation) consolidated tax group resulting from the inclusion of items in the Global Crossing North America consolidated tax return which are attributable to the GlobalCenter group. Our benefit in 1999 and 1998 reflects the use of the GlobalCenter group tax losses in the Global Crossing North America consolidated tax return.

  Year Ended December 31, 1998 Compared With Year Ended December 31, 1997

   Revenues. Total revenues increased 200% to $23.2 million for the year ended December 31, 1998 from $7.7 million for the year ended December 31, 1997. Service revenues increased 201% to $19.6 million for the year ended December 31, 1998 from $6.5 million for the year ended December 31, 1997. Our equipment revenues increased from $1.2 million for the year ended 1997 to $3.6 million for the year ended December 31, 1998, an increase of 196%.

   The overall increase in our revenues was primarily the result of opening new data center locations, the addition of new customers, equipment sales to new customers and increased sales to existing customers. During 1998, we opened four additional data centers, tripling our available square footage. The largest of the new data centers became operational during the fourth quarter of 1998.

   Cost of Revenues. Cost of service revenues increased 182% to $14.8 million for the year ended December 31, 1998 from $5.3 million for the year ended December 31, 1997. This increase was due primarily to higher telecommunications expenses associated with increased volume of usage by customers, the expansion of our network and the addition of new data centers, as well as an increase in the number of network administration and customer support personnel. Cost of service revenues decreased as a percentage of service revenues from 81% in 1997 to 76% in 1998 due to the fixed nature of data center lease and maintenance costs and the increasing revenue for the periods.

   Cost of equipment revenues increased 222% to $3.2 million for the year ended December 31, 1998 from $1.0 million for the year ended December 31, 1997. This increase resulted from more customers in our new data centers choosing to purchase their equipment from the GlobalCenter group rather than direct from a third party vendor.

   Sales and Marketing. Our sales and marketing expenses increased 355% to $8.9 million for the year ended December 31, 1998 from $2.0 million for the year ended December 31, 1997. As a percent of total sales, sales and marketing expense increased from 25% in 1997 to 39% in 1998. The increase in sales and marketing expenses is related to the increase in the number of data centers. As we add data centers, we increase the sales and marketing personnel and related costs to obtain new customers and to sell and market new products.

   General and Administrative. Our general and administrative expenses increased 130% to $4.7 million for the year ended December 31, 1998 from $2.0 million for the year ended December 31, 1997. The increase was a result of increased personnel costs associated with increasing our management, administrative and accounting personnel and processes and related costs to support the growth in our overall customer base. General and administrative expense decreased as a percentage of total revenue to 20% for the year ended December 31, 1998 from 26% for the year ended December 31, 1997 as a result of the increase in revenues.

   Depreciation and Amortization. Depreciation and amortization expense increased 341% to $4.0 million for the year ended December 31, 1998 from $0.9 million for the year ended December 31, 1997, primarily due to increased investment in network and increased data center capacity.

   Goodwill and Intangibles Amortization. We recorded goodwill totaling $9.1 million in connection with an acquisition completed in November 1997. The goodwill from this transaction was amortized over a seven-year period using the straight-line method.

   Merger Costs. In connection with the GlobalCenter Inc. merger with Frontier Corporation that was accounted for as a pooling, approximately $2.1 million of merger costs have been reflected in the accompanying statement of operations.

Liquidity and Capital Resources

   The construction and expansion of our data centers and the marketing and distribution of our service offerings will continue to require substantial capital investment. To date, we have funded our operations through internally generated funds and permanent capital contributions from the Global Crossing group and, prior to September 30, 1999, from Frontier Corporation. Based on our current business plan, we expect the proceeds from this offering to provide sufficient capital to sustain current operations and capital expenditure plans for the next 12 to 18 months. The sources from which we may satisfy our future financing requirements may include funding from third parties, the issuance of additional GlobalCenter group stock or additional funding from the Global Crossing group, although there is no obligation on the Global Crossing group's part to provide any additional funding.

   Net cash used in operating activities in 1997, 1998, and 1999 was $3.1 million, $5.8 million, and $12.6 million, respectively. Net cash used for operating activities in each of these periods was primarily the result of operating losses and changes in working capital.

   Net cash used in investing activities in 1997, 1998, and 1999 was $1.3 million, $29.0 million, and $89.3 million, respectively. Net cash used for investing activities in each of these periods was primarily the result of capital expenditures for data centers and their infrastructure, leasehold improvements, furniture and fixtures, and other equipment.

   Global Crossing Ltd. will manage some of our financial activities on a centralized basis. Loans from the GlobalCenter group to the Global Crossing group and loans from the Global Crossing group to the GlobalCenter group will be made at the weighted average interest rate of the consolidated indebtedness of Global Crossing Ltd. and on such other terms and conditions as the board of directors or its capital stock committee determines to be in the best interest of Global Crossing Ltd. Any fees incurred in connection with debt incurred will be allocated to the borrowing group.

   We also expect to require funds to make product development investments. For example, we engaged Tanning Technology Corporation to provide consulting and project services to help us expand our service and product solutions and to provide an infrastructure to scale Internet businesses. We have a commitment with Tanning Technology to purchase services aggregating $10.0 million over the 12-month period beginning in February 2000. We also purchased $10 million of Tanning Technology common stock in February 2000.

Recent Accounting Pronouncement

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities, which is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. Because we do not currently hold any derivative instruments and do not engage in hedging activities, management expects that the adoption of SFAS No. 133 will not have a material impact on our financial position, results of operations or cash flows. We will be required to implement SFAS No. 133 for the year ending December 31, 2001.

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

Year 2000

   Prior to December 31, 1999, Global Crossing Ltd. took all actions necessary to insure that its business operations would be Year 2000 compliant. In particular, Global Crossing Ltd. established a Year 2000 compliance task force, reviewed the status of systems, submitted information requests to third party service providers, received assurances regarding Year 2000 compliance from its major suppliers and developed contingency plans to address any potential Year 2000 compliance failure. Neither the Global Crossing group nor the GlobalCenter group experienced any significant malfunctions or errors in their respective operating or business systems when the date changed from 1999 to 2000. Based on our operations since January 1, 2000, we do not expect any significant impact to ongoing business as a result of the Year 2000 issue. In addition, we are not aware of any significant Year 2000 issues or problems that may have arisen for our significant customers and suppliers.

Euro Conversion

   On January 1, 1999 a single currency called the Euro was introduced in Europe. Eleven of the fifteen member countries of the European Union agreed to adopt the Euro as their common legal currency on that date. Fixed conversion rates between these countries' existing currencies (legacy currencies) and the Euro were established as of that date. The legacy currencies are scheduled to remain legal tender in these participating countries between January 1, 1999 and January 1, 2002 (not later than July 1, 2002). During this transition period, parties may settle transactions using either the Euro or a participating country's legacy currency.

   Transition to the Euro will create a number of issues for us. Business issues that must be addressed include product pricing policies and ensuring the continuity of business and financial contracts. Finance and accounting issues will include the conversion of bank accounts and other treasury and cash management activities.

   We continue to address these transition issues and do not expect the transition to the Euro to have a material effect on our results of operations or financial condition. We do not expect the cost of system modifications to be material and we will continue to evaluate the impact of the Euro conversion.

Quantitative and Qualitative Disclosures About Market Risk

  Interest Rate Risk

   Our major market risk exposure is changing interest rates. Global Crossing Ltd. will manage most of our financial activities including investing surplus funds, the issuance and repayment of debt and managing our interest rate risk. Global Crossing Ltd.'s policy is to manage interest rates through the use of a combination of fixed and floating rate debt. Global Crossing Ltd. may use interest rate swaps to manage interest rate exposures when appropriate, based upon market conditions, and not engage in such transactions for speculative purposes.

  Foreign Currency Risk

   As of December 31, 1999, the functional currency of the GlobalCenter's group's current foreign operations located in Australia and England is the United States dollar. Our foreign currency transactions are recorded based on exchange rates at the time such transactions arise. Our existing operations, assets and liabilities as of December 31, 1999 that are denominated in currencies other than the United States dollar are not material. Global Crossing Ltd., the manager for most of our financing activities, uses foreign currency forward transactions to hedge exposure to foreign currency exchange rate fluctuations.

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

                      BUSINESS OF THE GLOBALCENTER GROUP

Overview

   GlobalCenter is a leading provider of Internet infrastructure solutions incorporating:

  .complex Web hosting;

  .IP network services, using primarily the Global Crossing network;

  .hardware and software procurement and installation;

  .content distribution, integration and management services;

  .systems applications; and

  .professional services.

   We deliver our services primarily to customers seeking rapid, cost-effective solutions for their mission-critical Internet-related operations. As of March 31, 2000, we provided solutions to over 500 customers including large, well-established enterprises and newer Internet companies, including NBCi, Viacom, The Washington Post, Yahoo! and ZDNet. Due largely to rapid growth in both the size of our customer base and demand for outsourced Internet infrastructure solutions, our annual revenues have grown from $7.7 million in 1997 to $70.9 million in 1999, a compound annual growth rate of 203%.

   We currently operate 10 data centers strategically located near major business centers in northern and southern California; New York City; northern Virginia; London; and Melbourne. Six of these data centers have been commercially operational for more than 12 months and are currently operating at or near full capacity. In addition, we are currently developing 10 data centers in the United States, Europe and the Asia-Pacific region, nine of which we plan to open by the end of this year bringing the total gross square footage of our data centers to over 1.3 million.

   Each of our data centers other than the Melbourne data center is located directly on the Global Crossing IP-based fiber optic network. This network is expected to span 101,000 route miles and connect five continents and more than 200 cities in 27 countries by the middle of 2001.

Industry Background

   As a result of its rapid growth, the Internet has become an important new global communications and commerce medium. This new medium has given enterprises an opportunity to interact in new and different ways with their customers, employees, suppliers and partners. Furthermore, the Internet has become an additional point of competitive differentiation across a broad variety of commercial sectors and geographies, and a large number of companies have now embraced the Internet either proactively or reactively to grow or defend their market position.

   Companies are responding to the opportunities and challenges presented by Internet technologies by rapidly increasing their investment in Web sites and Internet-enabled services. Over the last several years, newer Internet companies that focus solely on distributing products and services over the Internet have emerged and, more recently, mainstream businesses have begun to use Web sites to complement traditional business models and distribution channels.

   The rapidly growing number of companies focused on implementing Internet strategies has created a significant shortage of Internet-focused systems developers and networking personnel. At the same time, Internet operations are becoming more complex and challenging for enterprises to operate. For example, in order to establish a high quality, reliable Web site or to run Web-based applications on the Internet, businesses must, among other things, procure and integrate sophisticated hardware and software, develop application-specific technical skills, and have access to a secure, fault-tolerant physical location and reliable Internet connectivity. Ensuring the quality, reliability, and availability of these Internet operations typically requires substantial

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

investments in developing Internet expertise and infrastructures outside their core business functions. However, such a continuing significant investment of resources is often an inefficient use of enterprises' management focus and limited resources.

   As a result, businesses are increasingly seeking outsourcing arrangements with service providers that can speed time-to-market; improve performance, reliability, scalability and security; provide continuous operation and support of their Internet operations and reduce operating expenses. To address this need, a variety of providers of Web hosting services have emerged. Web hosting services range from lower-cost shared hosting, in which multiple smaller customers share a single server for basic Web sites, to higher-cost complex Web hosting, in which a larger customer's Web site is hosted on multiple dedicated servers, which are monitored and communicate amongst one another to balance traffic loads to minimize data latency and loss, often for customized applications and systems. Complex Web hosting companies, in general, provide various infrastructure-related services, including secure, monitored data centers with high degrees of redundancy and reliability, high-speed IP network connectivity and various enhanced services. Generally, complex Web hosting providers also support a range of hardware, operating systems and software.

   The market for complex Web hosting and related services is growing rapidly and continues to evolve as new enabling technologies are developed and new business practices are implemented. According to IDC, the U.S. market for Web hosting services (which does not include internet access services) is estimated to be $1.7 billion in 1999 increasing to $17.6 billion in 2003. We also believe that complex Web hosting companies will be well positioned to take a significant share of the application service provider, or ASP, market, as companies seek to Web-enable their traditional business functions and applications such as customer service, procurement, human resource management and sales force automation. According to IDC, the ASP market is expected to grow to $7.8 billion in 2004.

   While a variety of existing industry participants and emerging service providers are attempting to target this rapidly growing market, many are niche service providers and others are often unable to exercise significant control over the underlying network services upon which the quality of their solutions depend. We believe that as customers continue to outsource mission-critical Internet-related services, quality of service and breadth of solutions offered will be the key factors driving customers' purchasing decisions.

GlobalCenter Strategy

   Our objective is to become the leading global provider of total solutions for our customers' mission-critical Internet infrastructure requirements. To achieve this objective, we are implementing a business strategy focused on the following key elements:

   Enhance and expand our portfolio of value-added applications and professional services. We currently provide a broad range of Internet infrastructure services that allow our customers to effectively outsource the management and operation of their Web sites to us. We intend to continue to develop and market new services to position ourselves as a total solutions provider for businesses' Internet infrastructure needs. We believe this will enable us to build stronger customer relationships, maximize our revenue per customer and grow our business. By the end of 2000, we plan to introduce a number of additional services including content distribution for static, dynamic and streaming media, interactive TV, e-commerce applications, database-on-demand, virtual private network and end-user monitoring.

   Expand our global footprint by opening new data centers. We currently operate 10 data centers located in strategic markets in the United States, Europe and Australia. We are currently developing new data centers to meet the growing international demand for outsourced Web hosting services and the increasingly global e-business and information technology needs of our customer base. We are therefore planning to open an additional nine data centers in the United States, Europe and Australia in 2000. We are also exploring the possibility of opening data centers in Asia in conjunction with Asia Global Crossing, an affiliated company. We will continue to identify new geographic markets into which we will expand to meet the growing needs of businesses with mission-critical Internet operations.

   Develop and market services tailored to the needs of selected information-intensive industries. Our product development and marketing strategy is to target industries we believe will have a significant demand for Internet infrastructure applications and services, such as media and entertainment, financial services, retail and business-to-business exchanges. We believe that by targeting these industries and developing tailored service offerings for their use, we can accelerate our growth by attracting more customers and generating higher revenue per customer, increase our gross margins, and realize operating efficiencies.

   Continue to take advantage of our unique relationship with Global
Crossing. As part of our Web hosting services, we provide businesses with high performance Internet connectivity through Global Crossing's IP-based fiber-optic network. We will continue to locate our data centers to take maximum advantage of the Global Crossing network. We believe our unique relationship with Global Crossing provides numerous competitive advantages, including higher availability and scalability and enhanced, integrated network monitoring and problem resolution, which improve our ability to offer our customers service level agreements. We participate in the Network and Services Management Committee for the Global Crossing network, allowing us to help determine the strategic and technological direction of the network in a way that will secure capacity and high quality service for our customers. The IP network services we purchase from Global Crossing are available to us with preferred market-based pricing, taking into account volume, term, and the exclusive nature of the arrangement and any guarantee of service levels provided by Global Crossing. In addition, we plan to integrate our service offerings with those offered by Global Crossing in order to market the combined company as a total telecommunications and Internet solutions provider to customers in Global Crossing's targeted markets, such as large multinational corporations. We believe the fact that our group stock is being offered to the public in the form of a tracking stock rather than as a separate company helps us to preserve and enhance our close ties and unique relationship with Global Crossing and our access to the Global Crossing network.

   Expand our direct sales force and develop new channels of distribution. To date, we have established our rapid growth and market position solely through our direct sales efforts. In 2000, we plan to significantly expand our direct sales force, invest in training and development and enhance sales incentives in order to focus our sales efforts on increasing our sales of value-added applications and professional service offerings. To complement our direct sales efforts, we intend to develop new channels of distribution. In addition to our sales and marketing arrangements with Global Crossing, with which we intend to exchange sales referrals and offer bundled products and services, we expect to build co-marketing arrangements with consulting firms, content developers, Internet service providers, systems developers and technology partners.

   Develop and strengthen relationships with industry leading technology vendors. We have developed strong relationships with technology vendors such as Akamai, StorageNetworks, StorageTek and Tanning Technology to offer enhanced caching, storage, backup services and e-commerce services to our customers. We plan to continue to develop relationships with selected technology vendors to help our customers identify the best technology solutions for their requirements and to rapidly and effectively design and deploy these technologies. We believe our relationship with these vendors will enhance our ability to support our customers' needs. For example, our relationship with Tanning Technology will broaden our service offering to include electronic commerce solutions, better enabling us to become a total solutions provider for our customers.

   Enter into strategic partnerships and make targeted acquisitions to complement our internal development efforts. As we develop new applications and services, we plan to complement our internal development through strategic relationships and acquisitions. We will seek strategic relationships that will enable us to gain quicker access to innovative technologies, assist us with the development of new applications and service offerings, provide us with new distribution channels and advance our entry into new geographic markets. In addition, we may seek to acquire companies which we believe will enable us to cost-effectively augment our existing products and services, technology, infrastructure, skill sets, geographic presence or customer base.


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

The GlobalCenter Group's Services

   We currently provide a broad range of Internet infrastructure services that allow our customers to effectively outsource the management and operation of their Internet operations to us. We create tailored solutions for our customers based on their unique business and technical requirements, and modify the services as the customers' needs evolve.

Complex Web Hosting Services

   We offer complex Web hosting services designed to outsource operation of mission-critical Web sites, based on industry-leading technologies and offering high service level guarantees. We support all leading Internet hardware and software systems. This flexibility enables our customers to retain control over their technical solution and to integrate our solutions with their existing IT technical architecture. We offer a number of services to dedicated Web site management customers to ensure ease of implementation, security, performance and scalability. Specifically, we provide:

  . configuration, installation and support of operating systems, including
    Unix, Windows NT, Solaris and Linux; hardware platforms, including those offered by Sun Microsystems, Dell, Cisco, IBM, VA Linux and Compaq;

  . installation and maintenance of Web sites on server hardware;

  . help desk support 24-hours a day, seven days a week, with access to certified technical professionals;

  . industry and vendor security alerts and maintenance;

  . load balancing and geographical distribution of network traffic among multiple servers and multiple data centers; and

  . 24-hours a day, seven days a week, physical and remote access to equipment.

Hardware and Software Procurement Services

   We have experienced equipment services professionals available to help make our customers' equipment purchases simple and economical. We select and purchase equipment from various manufacturers based on customer orders and resell it to our customers. We also arrange for equipment to be shipped directly to a customer's location in our data centers and installed in the appropriate location. Our equipment services allow us to move new customers into our data centers more quickly and efficiently.

IP Network Services

   We directly connect our data centers, other than Melbourne, to Global Crossing's high performance, IP-based fiber-optic backbone network with redundant high speed lines, which also gives us access to Global Crossing's extensive peering and transit relationships with other major Internet backbone providers. Our connectivity arrangements are designed to deliver the scalability, high availability and performance required for high-volume bandwidth and application-intensive Internet operations. Since our customers' Internet operations often experience traffic spikes due to promotions or events, we typically maintain sufficient excess network capacity to handle our customers peak traffic needs. Each of our data centers is also connected to the communications networks of other major carriers. The Global Crossing network does not reach Australia, so our Melbourne data center is connected to the Global Crossing network through the communications networks of other major carriers.

   Through our relationship with Global Crossing, we have unique access to the Global Crossing global network and extensive peering and transit arrangements. We believe our connection to the Global Crossing network provides us with the following benefits:

  . Network Performance. When fully deployed, the Global Crossing network will provide service to all of the world's major business centers. The extensive geographic reach of the Global Crossing network and Global Crossing's extensive peering and transit relationships with other major Internet backbone providers will enable us to avoid many of the congested Internet public exchange points and deliver IP traffic directly to its destination network or the intended IP address. By avoiding the need to route traffic across multiple networks or public interconnection points, the performance of our customers' Internet applications will be substantially increased. Global Crossing has agreed to provide us with service level commitments for near 100% network availability for traffic on the Global Crossing network, which will enable us to offer similar service levels to our customers.

  . Scaling and Availability. We will have constant access to the Global
    Crossing network and an ability to scale our use of the Global Crossing network according to our needs and the needs of our customers.

  . Management Committee. We participate in the Network and Service
    Management Committee for the Global Crossing IP network, allowing us to help determine the strategic and technological direction of the network in a way that will secure capacity and high quality service for our customers.

  . Monitoring Capability. We have the ability to monitor the entire Global
    Crossing network from our network control centers or the Global Crossing network operations center, which allows us to locate, respond to and resolve problems quickly.

  . Cost Advantage. Our unique access to Global Crossing's network frees us from the costs associated with independently building and maintaining an IP network, such as an extensive set of routers and switches, and from the costs associated with peering relationships when traffic flow becomes unequal. The price we pay for our access to the network will be preferred market based pricing, taking into account volume, term, and the exclusive nature of the arrangement and any guarantee of service levels provided by the Global Crossing group.

Value-Added Applications and Services

   Our value-added applications and services enable our customers to improve the performance, reliability and storage and backup capability of their Internet operations. We believe these services will become increasingly important to our customers. A key component of our strategy is to continue to grow our value-added service offerings to distinguish ourselves in the marketplace. Our current services include the following:

   Performance Monitoring Services. We work with Keynote to provide and jointly market Perspective(TM), a service that gives companies real-time statistics about their Web sites' performance from the viewpoint of users around the world. Perspective employs a network of more than 100 data collection agents deployed in 30 large metropolitan areas, both in the U.S. and internationally, connected to the backbone networks of a variety of major service providers. The agents measure access and download times at pre-set intervals. Our network control centers and our customers' Web managers receive daily reports and threshold based alarms.

   Content Delivery Services. We work with Akamai to offer FreeFlow SM, a premier caching service. By moving content closer to end users and intelligently routing requests to multiple servers, FreeFlow reduces problems caused by server overloads and network bottlenecks. This increases peak demand capacity for Web sites, speeds user downloads and improves overall quality.

   Disk-On-Demand Storage Solution. We work with StorageNetworks, a leading storage services provider, to provide Disk-On-Demand, a highly scaleable and reliable on-demand disk storage service we offer on a usage basis. Disk-On-Demand gives our customers access to technologically advanced storage, normally available only to large enterprises, on a cost effective basis.

   Tape-On-Demand Storage Solution. We work with StorageTek, a leading network storage services provider, to provide Tape-On-Demand, a backup and disaster recovery service we offer on a usage basis. Tape-On-Demand reduces our customers' need to invest in and manage expensive disaster recovery systems.

   Security Services. Our security services are designed to ensure the security of a customer's Web operations by applying the leading security diagnostic tools. Security engineers are located at our data centers to deliver security solutions including firewalls, encryption and authentication.

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

   Testing Services. Our testing services aim to identify problems that could degrade the expected performance and availability of a customer's Web operations. For example, our stress testing services simulate users accessing a Web site to provide information for isolating problems, optimizing performance and accelerating the deployment of Web sites.

Professional Services

   Our professional services teams consult with customers on a wide range of issues including Web applications development, Internet connectivity, server maintenance, performance and site scaling. We believe our professional services will play an increasingly important role in supporting the implementation and maintenance of Internet based mission-critical operations as customers continue to rapidly adopt emerging technologies. Our professional services currently include system architecture and design; disaster recovery, migration and capacity planning; database optimization; and performance tuning. Our sales engineers develop complete solutions for GlobalCenter customers, including configuring systems and specifying hardware and software for implementations or upgrades. We assign technical account teams, consisting of three to five personnel, to act as our customers' on-site network and information technology staff. Through our relationship with Tanning Technology, we have access to Tanning Technology's information technology services, which include electronic commerce solutions, enterprise customer relationship management solutions and core operations solutions.

Strategic Relationships

   We believe that strategic technology and marketing relationships enhance our ability to better serve existing customers as well as reach new customers. Our strategic relationships enable us to gain quicker access to innovative technologies, assist us with the development of new applications and service offerings and provide us with powerful additional sales channels. As opportunities arise, we will continue to establish new relationships with hardware and software vendors and application service providers. An example of our strategic relationship strategy is our relationship with Tanning Technology, which enables us to provide our customers with preferred access to Tanning Technology's pool of over 350 technical and sales professionals. The combination of Tanning Technology's expertise in systems integration solutions involving high volume transactional businesses and our Internet infrastructure solutions business will enable us to provide a bundled service offering that will include infrastructure hardware and software, operational systems and services, integration services and e-business solutions. We have also established a preferred marketing arrangement with Tanning Technology designed to cross-promote and sell each other's products and services. In February 2000 we invested $10 million in Tanning Technology's common stock.

Customers

   We have a large and diverse customer base ranging from large enterprises to Web-Centric companies. As of March 31, 2000, we were serving over 500 customers, none of which accounted for 10% or more of our revenues. The following is a representative list of our customers as of March 1999.

   24/7 Media                 Link Exchange            Talk City
   About.com                  Look Smart               Toys R Us
   Akamai                     marchFIRST               Viacom
   Ask Jeeves                 NBCi                     The Washington Post
   eGroups                    Network Solutions        Webshot
   Encyclopedia Britannica    Novell                   Wineshopper.com
   eToys                      Playboy Enterprises      Xdrive
   Excite                     QUOTE.COM                Yahoo!
   Goto.com                   Red Hat                  ZDNet

   Our contracts with customers generally cover the provision of services by us for a one to three-year period and may contain, among other things, various service level agreements. We generally provide customers with a

99% network connectivity uptime guarantee and a 100% facility uptime guarantee. Pursuant to these service level warranties, customers' monthly fees are reduced based on the amount of network connectivity downtime and data center downtime we experience.

Sales, Marketing and Customer Service

   Our sales objective is to focus on larger customers to whom we believe we can sell multiple basic and value-added services to maximize our sales force productivity and revenue per data center. We sell our services directly through a highly-skilled professional sales force and receive referrals through a network of business partners.

  Sales

   We use a team approach in selling to prospective customers. Customer account teams are organized into three units, consisting of account executives, sales engineers and client services representatives. Account executives are the team leaders and are primarily responsible for new account acquisitions and maintenance of the strategic relationship with our customers. Sales engineers support the account executives by providing pre-sales technical support, including customer site architecture and design. Client services representatives are responsible for the day-to-day account management and for marketing additional services to existing customers.

   The domestic sales force is located in six geographic regions of the United States centered around existing and planned data centers. As of March 31, 2000, we had 84 employees engaged in sales and sales support. We will actively seek to increase our sales capabilities and coverage in the United States and to expand internationally as additional data centers are constructed. In 2000, we plan to significantly expand our direct sales force, invest in training and development and enhance sales incentives in order to focus our sales efforts on increasing our sales of value-added service offerings. To complement our direct sales efforts, we intend to develop new channels of distribution. In addition to our co-marketing arrangement with Global Crossing, with which we intend to exchange sales referrals and offer bundled products and services, we expect to build co-marketing arrangements with consulting firms, content developers, Internet service providers, systems developers and technology partners.

   We also intend to make our service offerings available to Global Crossing's sales force in order to market the combined company as a total telecommunications and Internet provider. By doing so, we believe we will be able to expand our customer base to include Global Crossing's targeted markets, such as large multinational corporations.

  Marketing

   Our marketing organization is responsible for product and partner marketing management, marketing communications and corporate communications. Product and partner marketing management includes bringing to market the portfolio of services and programs that will address customer needs. These activities include product strategy, pricing, competitive analysis, product launches and partner program management. Our marketing communications unit stimulates service demand and brand awareness for GlobalCenter through a broad range of marketing communications, advertising, seminars, open houses, tradeshows, as well as through our Web site. Corporate communications focuses on cultivating industry analyst and media relationships with the goal of securing broad media coverage and public recognition of our leadership position in our market.

  Customer Service

   We are committed to providing superior customer service by understanding the business objectives and technical requirements of our customers and by fulfilling their needs on an individual basis. Working closely with our customers, we seek to optimize the performance of their Internet operations, minimize downtime, resolve problems that may arise, and make appropriate adjustments in services as customer needs change over time. In order to enhance our customer service delivery and increase operating efficiencies, we operate a centralized response center which handles inbound calls, monitoring, and problem resolution for our data centers in the United States. We also solicit feedback to ensure that we continue to offer the highest quality of service. We use advanced software tools to aid in customer monitoring and service efforts. Many of our customer service personnel have been specifically trained and certified by the vendors of our software tools, including Sun Microsystems, Microsoft, Oracle and Computer Associates.

   We also provide customer service and technical support during the installation phase, including a transition team and project management support. In addition, we provide system integration services between the customer's Internet site and legacy systems. After installation, primary customer support is coordinated through our network control centers. These centers are operated 24 hours a day, seven days a week by engineers who monitor site and network operations, and coordinate teams to solve problems that arise. Our customer service personnel are also available to assist customers whose operations require specialized procedures.

   We employ network engineers and systems administrators who work with customers to design and maintain their Internet operations. Our network engineers and system administrators are trained specialists who support Windows NT, Linux, Solaris and other UNIX platforms. They are also trained to support routers and switches of most major equipment manufacturers. They also serve as the second level of support for customer issues that cannot be resolved by our network control centers.

Product Management and Development

   Our product management and development groups are responsible for evaluating and developing new product ideas and strategies, including potential partnerships related to these products. These groups work to combine our own technology with partner expertise to offer a robust and scalable service and product offering to our customers. We plan to complement our internal product development through strategic relationships and acquisitions. By partnering with the technology leaders in different service and product categories, we are able to move our offerings to market quickly, with an ability to support and manage them at the highest level. Our product management group is responsible for assessing the business case and ancillary needs for each product as well as managing the product's lifecycle. Our product development group is responsible for research and development efforts exploring and identifying new technologies that complement our business strategy. We currently have 16 employees dedicated to product management and development and expect to expand the size of these groups by the end of 2000.

Data Center Infrastructure

   Our data centers are designed to deliver high availability and performance for customers. Our data centers are physically located in major metropolitan business centers and all but one are located directly on the Global Crossing IP network. Our data centers are built to specifications that deliver high standards in security, reliability and redundancy.

   The physical infrastructure and security controls of our data centers have been designed to support rigorous requirements for complex Web hosting. Specifically, our data centers offer the following major physical benefits to our customers:

  . multi-level physical security;

  . multi-redundant utilities and environmental controls; and

  . network connectivity.

   Multi-level physical security. Based upon their technical and security requirements, customers can select from racks in common areas, highly secure cabinets, enclosed cage facilities or private vaults. We have implemented robust security systems, which include biometric hand scanners, security verification, guards, cameras, bullet proof glass, round-the-clock monitoring and mantrap areas.

   Multi-redundant utilities and environmental controls. Our data centers have redundant power systems that include redundant connections to the power utilities, back up power supplies and diesel generators that can run for days without refueling if needed. Laser detection, inert gas and dry pipe sprinkler systems protect our customers' equipment from fire and inadvertent water damage. Cooling and environmental controls for each data center are designed to monitor and ensure proper temperature and humidity. Our data centers are also constructed with raised floors and seismically braced racks.

   Network Connectivity. Our data centers are connected to the Internet backbone through network points of presence within the centers. These points of presence provide high-performance, reliable networking connectivity to the Internet backbone for our customers. Telecommunications circuits enter the data centers through multiple points from diverse service providers. Multiple points of presence ensure continued operation of service without degradation in the unlikely event of a cable cut or local carrier network outage. All but one of our data centers are located directly on Global Crossing's international IP-based fiber optic network for high bandwidth worldwide connectivity and scale. Each of our data centers has access to the communications networks of other major carriers.

Competition

   The market served by GlobalCenter is highly competitive. There are few substantial barriers to entry, and we expect to face additional competition from existing competitors and new market entrants in the future. The principal competitive factors in this market include:

  . quality of services and scalability of infrastructure;

  . quality of customer service and support;

  . value-added applications and services offered;

  . network capacity, reliability and security;

  . Internet system engineering expertise;

  . relationships with partners and vendors;

  . brand names;

  . price;

  . product innovation; and

  . financial resources.

   Our current and potential competitors in the market include Web hosting service providers, ISPs, telecommunications companies and large information technology outsourcing firms. Our competitors may operate in one or more of these areas and include companies such as AboveNet Communications, AT&T, British Telecom, Cable & Wireless, Digex, Digital Island, EDS, Exodus Communications, Globix, GTE, Intel, IBM, KPNQwest, Level 3 Communications, MCI WorldCom, PSINet, Navisite, Qwest Communications International, and USinternetworking. As we expand our range of applications and service offerings, we expect that the nature of our competitors will change.

Intellectual Property Rights

   We rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect certain proprietary rights in our data, applications and services. We currently have no patents and do not rely materially on technologies we license from third parties. As we continue to offer new services through partnerships with third parties, we expect our reliance on licensed technology to grow. However, other than our trademarks and service marks, we do not believe that the loss of any particular one of our intellectual property rights would harm our business.

Government Regulation

   We are not currently subject to direct United States federal, state or local or international government regulation, other than regulations applicable to businesses generally. There is currently only a small body of laws and regulations directly applicable to access to or commerce on the Internet.

   The Digital Millennium Copyright Act, which became effective in October 1998, includes a limitation on liability of on-line service providers for copyright infringement for transmitting, routing, or providing connections, transient storage or caching at the direction of a user. This limitation on liability applies if the service provider had no actual knowledge or awareness that the transmitted or stored material was infringing and if certain other conditions are met.

   Since this law is new, we are unsure of how it will be applied to limit any liability we may face in the future for any possible copyright infringement or copyright-related issues. This new law also requires ISPs to follow certain "notice and take-down" procedures in order to be able to take advantage of the limitation on liability. We have not yet implemented such procedures nor evaluated the cost of complying with them. However, our customers are subject to an acceptable use policy which prohibits them from posting, transmitting or storing material on or through any of our services which, in our sole judgment is (1) in violation of any local, state, federal or foreign law or regulation,
(2) threatening, obscene, indecent or defamatory or that otherwise could adversely affect any individual, group or entity or (3) in violation of the intellectual property rights or other rights of any person. Although this policy is designed to promote the security, reliability and privacy of our systems and network, there is no assurance that our policy will accomplish this goal or shield us from liability under the Digital Millennium Copyright Act.

   Despite enactment of the Digital Millennium Copyright Act, the law relating to the liability of on-line services companies and Internet access providers for information carried on or disseminated through their networks remains largely unsettled. It is possible claims could be made against on-line services companies and Internet access providers under both United States and foreign law for defamation, obscenity, negligence, copyright or trademark infringement, violations of privacy and consumer protection laws or other theories based on the nature and content of the materials disseminated through their networks. Several private lawsuits seeking to impose such liability upon on-line services companies and Internet access providers are currently pending.

   Although sections of the Communications Decency Act of 1996 that proposed to impose criminal penalties on anyone distributing indecent material to minors over the Internet were held to be unconstitutional by the U.S. Supreme Court, similar laws may be proposed, adopted and upheld. The nature of future legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, legislation similar to the Communications Decency Act could subject us and/or our customers to potential liability, which in turn could harm our business. The adoption of any of these types of laws or regulations might decrease the growth of the Internet, which in turn could decrease the demand for our services, increase our cost of doing business or in some other manner harm our business.

   Due to the increasing popularity and use of the Internet, it is likely a number of additional laws and regulations may be adopted at the federal, state and local levels in the United States and internationally with respect to the Internet, covering issues such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, advertising, intellectual property rights, information security and the convergence of traditional telecommunications services with Internet communications. For example, the European Union recently enacted privacy regulations. In the U.S., the Federal Trade Commission has recently commenced investigations of the practices of certain Internet companies relating to privacy and consumer protection laws. The adoption of any such laws or regulations might decrease the growth of the Internet, which in turn could decrease the demand for our services or increase the cost of doing business or in some other manner harm our business. In addition, applicability to the Internet of existing laws governing areas such as property ownership, copyrights and other intellectual property issues, taxation, libel, on-line contract enforcement, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

   Global Crossing's network and its expansion plans are subject to regulation in the United States and internationally. See Global Crossing's Annual Report on Form 10-K for the year ended December 31, 1999 which is incorporated in this prospectus by reference.

Employees

   As of April 7, 2000, we employed approximately 580 full-time employees. None of our employees is covered by a collective bargaining agreement. We believe that our employee relations are good.

Properties

   Our executive offices are located in Sunnyvale, California and consist of approximately 54,000 square feet that are leased pursuant to an agreement that expires in July 2005. The leases expire in the years indicated below. Space leased for our data centers covers an aggregate of more than 1,400,000 gross square feet. Our currently existing data centers cover an aggregate of approximately 300,000 gross square feet. We lease facilities in the following cities:

   City and State                                             Lease Expiration
   --------------                                             ----------------
   Anaheim, California............................               April 2009
   Chicago, Illinois*.............................             November 2009
   Frankfurt, Germany*............................              October 2020
   Herndon, Virginia, Sales Office................               March 2006
   Herndon, Virginia*.............................                May 2016
   Herndon, Virginia..............................               June 2009
   Irvine, California, Sales Office...............              August 2002
   London, England*...............................              October 2014
   London, England ...............................               April 2015
   London, England, Sales Office..................             December 2016
   Melbourne, Australia...........................              October 2001
   Mountain View, California......................              October 2002
   Munich, Germany*...............................               July 2020
   New York, New York.............................              August 2008
   New York, New York.............................              August 2014
   New York, New York, Sales Office...............             December 2009
   New York, New York*............................               April 2016
   Paris, France, Sales Office....................               July 2009
   Paris, France*.................................             September 2012
   Sunnyvale, California..........................             November 2001
   Sunnyvale, California..........................             November 2011
   Sunnyvale, California..........................              August 2008
   Sunnyvale, California*.........................               March 2015
   Sydney, Australia*.............................             November 2009
   Waltham, Massachusetts*........................               March 2018

--------
*Our data centers in these locations are under development and are not yet operational.

Legal Proceedings

   We do not believe that there are any pending or threatened legal proceedings that, if adversely determined, would have a material adverse effect on us.

                        MANAGEMENT OF GLOBALCENTER INC.

   The following table sets forth information regarding the management of GlobalCenter Inc.

Name                      Age Position
----                      --- --------
Leo J. Hindery, Jr......   52 Chairman of the Board and Chief Executive Officer*
Derek Chang.............   32 Chief Financial Officer and Co-Chief Operating Officer
Laurie Priddy...........   37 Co-Chief Operating Officer
Mark J. Coleman.........   41 Executive Vice President and General Counsel
Barbara Wood............   49 Executive Vice President, Chief Administrative Officer and Controller
Grace de Latour.........   51 Executive Vice President, Human Resources
Bruce J. Stewart........   35 Executive Vice President, International and Corporate Development
David Krone.............   33 Executive Vice President, Communications and Marketing
David Klott.............   58 Executive Vice President and Secretary
Gary Winnick............   52 Director*
Lodwrick M. Cook........   71 Director*
Thomas J. Casey.........   48 Director*
Joseph P. Clayton.......   50 Director
William E. Conway, Jr...   50 Director
Eric Hippeau............   48 Director
Kurt Baumann............   40 Director
Chase Carey.............   46 Director
Frank M. Drendel........   55 Director
Marc B. Nathanson.......   54 Director

--------
*Member of the Office of the Chairman of GlobalCenter Inc.

   Leo J. Hindery, Jr. has served as Chief Executive Officer and as a director of Global Crossing Ltd. since February 2000 and as Chairman and Chief Executive Officer of GlobalCenter Inc. since December 1999. From March 1999 through November 1999, Mr. Hindery was President and Chief Executive Officer of AT&T Broadband & Internet Services. From March 1997 until March 1999, Mr. Hindery served as President of Tele-Communications, Inc., or "TCI," which was the predecessor company to AT&T Broadband & Internet Services. Prior to joining TCI, Mr. Hindery was Managing General Partner of InterMedia Partners, a cable television system operator that he founded in 1988. Mr. Hindery is a director of GT Group Telecom Inc., Tanning Technology Corp., TD Waterhouse Group, Inc. and VerticalNet, Inc. He is also Vice Chairman of the Museum of Radio and Television and a director of C-SPAN. Mr. Hindery is a member of the Stanford Business School Advisory Council and of the Board of Trustees of Hampton University, and a director of the Daniels Fund.

   Derek Chang has served as Chief Financial Officer and Co-Chief Operating Officer of GlobalCenter Inc. since April 2000. From March 1999 to March 2000 he was the Executive Vice President of Corporate Development for AT&T Broadband & Internet Services. From April 1997 to March 1999 he worked for TCI as Executive Vice President of Corporate Development and was the Assistant to the President of TCI from April 1997 to October 1998. From July 1994 to March 1997, he was with InterMedia Partners in a variety of capacities, the most recent of which was Treasurer.

   Laurie Priddy has served as GlobalCenter Inc.'s Co-Chief Operating Officer since January 15, 2000. From March 1999 to January 2000, Ms. Priddy served as President and Chief Executive Officer of the National Digital Television Center, a subsidiary of AT&T Broadband & Internet Services and President of the Interactive Offering Group. From May 1997 until March 1999, Ms. Priddy served as Vice-President, Advanced Platforms and Services for CableLabs. From January 1985 to March 1999, Ms. Priddy held various management and technical positions at Bell Atlantic and Pacific Bell.

   Mark J. Coleman has served as Executive Vice President and General Counsel of GlobalCenter Inc. since January 1, 2000. Before joining GlobalCenter Inc., he was a senior partner in Orrick, Herrington & Sutcliffe LLP's Corporate Department and a member of the firm's Project Finance Group. Mr. Coleman joined Orrick, Herrington & Sutcliffe LLP in June 1998. From 1991 to 1998, Mr. Coleman was a partner at Pillsbury Madison & Sutro LLP.

   Barbara Wood has served as Executive Vice President, Chief Administrative Officer and Controller of GlobalCenter Inc., since April 1, 2000. From April 1997 to March 1999, Ms. Wood was the Executive Vice President of Financial Operations for AT&T Broadband & Internet Services. From March 1999 to March 2000, Ms. Wood was the Executive Vice President of Financial Operations for TCI. From September 1992 to March 1997, Ms. Wood was Executive Director of Budgets and Regulatory Affairs for InterMedia Partners.

   Grace de Latour has been the Executive Vice President, Human Resources for GlobalCenter Inc. since April 1, 2000. From March 1999 through March 2000, Ms. de Latour was the Executive Vice-President, Employee Relations for AT&T Broadband & Internet Services. From July 1997 until March 1999, Ms. de Latour was Executive Vice-President, Employee Relations for TCI. Prior to joining TCI, from January 1995 until July 1997, Ms. de Latour was Executive Director, Human Resources at InterMedia Partners. She currently serves on the board of CTHRA (Cable and Telecommunications Human Resource Associates).

   Bruce J. Stewart has served as GlobalCenter Inc.'s Executive Vice President of International and Corporate Development since January 15, 2000. From January 1993 to January 2000, Mr. Stewart served as Partner, Vice President & General Counsel and Executive Director of Communications for InterMedia Partners. From 1991 to January 1993, Mr. Stewart served as legal counsel for Scholastic Productions, Inc.

   David Krone has served as Executive Vice President, Communications and Marketing of GlobalCenter Inc. since February 1, 2000. Before joining GlobalCenter Inc., Mr. Krone served from October 1999 to January 2000 as Executive Vice President of the National Cable Television Association. From March 1999 to October 1999, he served as Executive Vice President, Government Relations of AT&T Broadband & Internet Services. From June 1994 to March 1999, Mr. Krone served as head of TCI's Washington, DC office, supervising all Congressional and Federal Communications Commission relations.

   David Klott has served as Executive Vice President and Secretary of GlobalCenter Inc. since February 2000. Before that, Mr. Klott was a senior partner at the law firm of Pillsbury Madison & Sutro LLP which he joined in 1966.

   Gary Winnick has served as a director of GlobalCenter Inc. since February 1, 2000. Mr. Winnick is the founder of Global Crossing Ltd. and serves as Chairman of the Board of Global Crossing Ltd. Mr. Winnick is the founder and since 1985 has been the Chairman and Chief Executive Officer of Pacific Capital Group, Inc., which is a leading merchant bank specializing in telecommunications, media and technology and which has a substantial equity investment in Global Crossing Ltd.

   Lodwrick M. Cook has served as a director of GlobalCenter Inc. since February 1, 2000. Mr. Cook is Co-Chairman of the Board of Global Crossing Ltd. He has served as Vice Chairman and Managing Director of Pacific Capital Group since 1997. He became Chairman of Global Marine Systems, a wholly-owned subsidiary of Global Crossing Ltd., in 1999. Prior to joining Pacific Capital Group, Mr. Cook spent 39 years at Atlantic Richfield Co., last serving as Chairman of the Board of Directors from 1986 to 1995, when he became Chairman Emeritus. Mr. Cook is also a member of the Board of Directors of Castle & Cooke, Inc., Litex, Inc. and 911Notify.com.

   Thomas J. Casey has served as a director of GlobalCenter Inc. since February 1, 2000. Mr. Casey has been Vice Chairman and a director of Global Crossing Ltd. since December 1998, after having been appointed Managing Director of Global Crossing Ltd. in September 1998. Prior to joining Global Crossing Ltd., Mr. Casey was co-head of Merrill Lynch & Co.'s Global Communications Investment Banking Group for three years. From

1990 to 1995, Mr. Casey was a partner and co-head of the telecommunications and media group of the law firm of Skadden, Arps, Slate, Meagher and Flom. Mr. Casey also serves as president of Pacific Capital Group. Mr. Casey is also a member of the board of directors of Value America, Inc. and StorageNetworks, Inc.

   Joseph P. Clayton has served as a director of GlobalCenter Inc. since February 1, 2000. Mr. Clayton is also a director of Global Crossing Ltd. He has also served as President, Global Crossing North America since that time. Mr. Clayton was Vice-Chairman of Global Crossing Ltd. from September 1999 to March 2000. Prior to the Merger with Global Crossing, Mr. Clayton was Chief Executive Officer of Frontier since August 1997 having served as Frontier's President and Chief Operating Officer from June 1997 to August 1997. Prior thereto, he was Executive Vice President, Marketing and Sales--Americas and Asia, Thomson Consumer Electronics, a worldwide leader in the consumer electronics industry.

   William E. Conway, Jr. has served as a director of GlobalCenter Inc. since February 2000. Mr. Conway is also a director of Global Crossing Ltd. He has been a managing director of The Carlyle Group, a private global investment firm, since 1987. Prior thereto, Mr. Conway was Senior Vice President and Chief Financial Officer of MCI Communications Corporation. Mr. Conway also serves as director of Nextel Communications, Inc.

   Eric Hippeau has served as a director of GlobalCenter Inc. since February 1, 2000. Mr. Hippeau is also a director of Global Crossing Ltd. He is Chairman and Chief Executive Officer of Ziff-Davis Inc., a publicly listed company whose majority shareholder is Softbank Corp. Ziff-Davis Inc. is a leading integrated media and marketing company focused on computing and internet-related technology. Mr. Hippeau has held this position since December 1993, prior to which he held other senior executive positions within Ziff-Davis. He is also a director of Ziff-Davis Inc., Yahoo!, Inc., and Starwood Hotels and Resorts Worldwide, Inc.

   Kurt Baumann has served as a director of GlobalCenter Inc. since February 1, 2000. Mr. Baumann is the Chief Executive Officer of Inter.net Ltd., an international consumer Internet and portal business which was spun-off from PSINet in April 2000. From 1996 to April 2000, Mr. Baumann has been acting as an investor, board member and business advisor to various consumer Internet startups. Mr. Baumann previously founded InterCon Systems Inc., an Internet connectivity software company.

   Chase Carey has served as a director of GlobalCenter Inc. since February 1, 2000. Mr. Carey has served as the Co-Chief Operating Officer of News Corporation since 1996 and as Chairman and Chief Executive Officer of FOX Television since 1995. Mr. Carey joined FOX, Inc. as Executive Vice President in 1998, and served as Chief Executive Officer before being named Chief Operating Officer of FOX, Inc. in 1992. Mr. Carey is a director of News Corporation, the Fox Entertainment Group, Gateway, TV Guide, Inc. and Colgate University.

   Frank M. Drendel has served as a director of GlobalCenter Inc. since February 1, 2000. Mr. Drendel has served as Chairman and Chief Executive Officer of CommScope, Inc. of North Carolina since its spin-off from General Instrument Corporation in 1997. Prior to CommScope's spin-off from General Instrument Corporation, Mr. Drendel served as its President and Chairman from 1986 to 1997. Mr. Drendel is a director of Nextel Communications, Inc., C-SPAN and the National Cable Television Association.

   Marc B. Nathanson has served as a director of GlobalCenter Inc. since February 1, 2000. Mr. Nathanson has served as Chairman and Chief Executive Officer of Enstar Communications Corporation since 1998. Mr. Nathanson was Chairman and Chief Executive Officer of Falcon Holding Group, Inc. and its predecessors from 1975 to 1999. Prior to 1975, he held executive positions with Teleprompter Corporation, Warner Cable and Cypress Communications Corporation. Mr. Nathanson is a director of Charter Communications, Inc., Digital Entertainment Network, Inc. and the National Cable Television Association.

Election of Directors

   Pursuant to his employment agreement, Mr. Hindery has, in addition to his own seat on GlobalCenter Inc.'s board of directors, the right to nominate one less than a majority of the total number of directors of GlobalCenter Inc.'s board, and the election of such nominees shall not be unreasonably denied. Under this arrangement, Mr. Baumann, Mr. Carey, Mr. Drendel, Mr. Hindery and Mr. Nathanson serve as directors of GlobalCenter Inc. Mr. Hindery can therefore nominate five of the 11 directors of GlobalCenter Inc. Global Crossing Ltd., as the indirect sole stockholder of GlobalCenter Inc., has the right to nominate six of the 11 directors of GlobalCenter Inc. and elect all 11 directors, subject to the limitations described above. This right will continue regardless of the level of the Global Crossing group's inter-group interest in the GlobalCenter group.

Compensation of Directors

   Directors of GlobalCenter Inc. who are not employees of GlobalCenter Inc. or Global Crossing Ltd. do not receive any compensation other than reimbursement for their expenses in attending meetings of the board of directors of GlobalCenter Inc. Non-employee directors are eligible for awards under the GlobalCenter Management Stock Plan.

Executive Compensation

   For compensation information regarding compensation of Global Crossing Ltd.'s five most highly compensated officers for the year ended December 31, 1999, see Global Crossing Ltd.'s Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated in this prospectus by reference.

   The following table presents information concerning the compensation we paid for the year ended December 31, 1999 to our chief executive officer.

                          Summary Compensation Table

                                  Annual Compensation  Long Term Compensation
                                 --------------------- -------------------------
                                                       Securities
                                                       Underlying    All Other
Name                             Year(1) Salary  Bonus  Options     Compensation
----                             ------- ------- ----- ----------   ------------
Leo J. Hindery, Jr.
 Chairman and Chief Executive
  Officer.......................  1999   $41,667  --    500,000(2)      --
                                                               (3)

--------
(1) Mr. Hindery commenced his employment with GlobalCenter in December 1999.
(2) Represents options to purchase shares of Global Crossing group stock.
(3) Represents options to purchase shares of GlobalCenter group stock.

                       Option Grants in Last Fiscal Year

                                      Individual Grants
                         -----------------------------------------------
                                       % of Total                          Potential Realizable Value at
                         Number of      Options      Per                     Assorted Annual Rates of
                         Securities     Granted     Share                  Stock Price Appreciation For
                         Underlying   to Employees Exercise                         Option Term
                          Options      in Fiscal   or Base    Expiration   ------------------------------
Name                      Granted         Year      Price        Date            5%            10%
----                     ----------   ------------ --------   ----------   -------------- ---------------
Leo J. Hindery, Jr.       500,000(1)      1.37%(1)  $45.00(1)  12/5/09(1)  $   14,150,129    $35,859,205
 Chairman and Chief
  Executive Officer.....         (2)       100%(2)        (2)         (2)

--------
(1) Relates to options to purchase shares of Global Crossing group stock.
(2) Relates to options to purchase shares of GlobalCenter group stock.

Leo J. Hindery, Jr. Employment Agreement

   In December 1999, we entered into an employment agreement with Mr. Hindery providing for Mr. Hindery's employment as Chairman and Chief Executive Officer of GlobalCenter Inc. The employment agreement provides for an annual base salary of $500,000 and a guaranteed annual bonus of $500,000, plus certain perquisites and benefits including medical insurance. The agreement provides for an initial three-year term with automatic extensions for consecutive one year terms until either party terminates it upon 30 days written notice before the applicable anniversary date. Mr. Hindery received stock options to purchase up to 500,000 shares of Global Crossing group stock at an exercise price of $45 per share. Mr. Hindery also is entitled to receive an option to purchase an amount of GlobalCenter group stock equal to 5.5% of the GlobalCenter group stock for an aggregate strike price of $110 million. Both sets of options vest as follows: 34% vested on December 5, 1999 and an additional 22% will vest on each of the first three anniversary dates thereafter. In March 2000, Mr. Hindery's compensation arrangements were changed to reflect his new responsibilities as Chief Executive Officer of Global Crossing Ltd. At that time, Mr. Hindery's annual base salary was increased to $995,000 and he received an additional 2,000,000 options to purchase Global Crossing group stock at an exercise price of $54.375 per share. These options vest ratably over three years.

   If Mr. Hindery is terminated by GlobalCenter for any reason other than for "cause," as defined in Mr. Hindery's employment agreement, or death or disability, his options will become immediately vested and GlobalCenter will pay his base salary and any guaranteed bonuses remaining to be paid through the end of his then current term of employment. The agreement also allows Mr. Hindery to resign in the event of a "cause event" as defined in Mr. Hindery's employment agreement, and thereby his options will become immediately vested and GlobalCenter will pay the remainder of his base salary and guaranteed bonuses. If Mr. Hindery is terminated due to his death or disability, his options will become immediately vested.

   In the event that any payments received by Mr. Hindery are subject to excise tax under Section 4999 of the Internal Revenue Code, Mr. Hindery will be entitled to an additional payment to protect him from paying the excise tax.

   In January 2000, the board of directors authorized Global Crossing Ltd. to enter into change in control agreements with Global Crossing Ltd.'s executive officers and certain other key executives. To date, Mr. Hindery is the only member of GlobalCenter Inc. management who has entered into is a change of control agreement. These agreements provide for certain benefits upon actual or constructive termination of employment in the event of a "Change in Control" (as defined below). With respect to Mr. Hindery, if, within 24 months of the month in which a Change in Control occurs, his employment is terminated by Global Crossing Ltd. (other than for cause or by reason of death or disability), or he terminates employment for "good reason" (generally, an unfavorable change in employment status, compensation or benefits or a required relocation), he shall be entitled to receive (i) a lump sum payment equal to three times the sum of his annual base salary plus guideline bonus opportunity (reduced by any cash severance benefit otherwise paid to the executive under any applicable severance plan or other severance arrangement),
(ii) a prorated annual target bonus for the year in which the Change in Control occurs, (iii) continuation of his life and health insurance coverages for three years and (iv) payment of any excise taxes due in respect of the foregoing benefits and of any other payments made to the executive as a result of the Change in Control. The term of Mr. Hindery's agreement will continue through December 31, 2001, after which it will be automatically extended for additional one-year terms subject to termination by either party on one year's prior notice. There is an automatic 24-month extension following any Change in Control. A Change in Control generally is deemed to occur if: (1) any person or entity, other than certain of our affiliates, becomes the "beneficial owner" of securities of Global Crossing Ltd. representing 20% or more of the combined voting power of its then outstanding securities; (2) during any period of 24 months, individuals who at the beginning of such period constituted the board of directors and any new director (other than any directors who meet certain exceptions specified in the change in control agreement) whose election was approved in advance by a vote of at least two-thirds of the directors then still in office cease for any reason to constitute at least a majority of the board; (3) any transaction is consummated pursuant to which Global Crossing Ltd. is merged or consolidated with any other company, other than a merger or consolidation which would result in its shareholders immediately prior thereto continuing to own more than 65% of the combined voting power of the voting securities of the surviving entity outstanding after such transaction; or (4) Global Crossing Ltd. is completely liquidated or it sells or disposes of all or substantially all of its assets, other than the liquidation of Global Crossing Ltd. into a wholly owned subsidiary.

Management Stock Plan

   The GlobalCenter Management Stock Plan, which we refer to as the "Management Stock Plan," was approved by the Global Crossing Ltd. Compensation Committee on March 2, 2000 and by the Global Crossing Ltd. Board of Directors on April 12, 2000. It will be submitted to the stockholders of Global Crossing Ltd. for approval at the special meeting of Global Crossing Ltd. shareholders called to authorize the creation of GlobalCenter group stock. The board of directors adopted the Management Stock Plan to enable GlobalCenter to attract and retain directors, employees and service providers and enable such persons to align their interests with the interests of the holders of GlobalCenter group stock.

   The following is a brief description of the material features of the Management Stock Plan. You should read the full text of the Management Stock Plan, which has been filed as an exhibit to the registration statement of which this prospectus is a part.

   Awards. The terms of the Management Stock Plan provide for grants of stock options to purchase shares of GlobalCenter group stock and grants of restricted shares of GlobalCenter group stock. Options granted under the Management Stock Plan may be "incentive stock options" under the Internal Revenue Code or nonstatutory stock options.

  Shares Subject to the Management Stock Plan and Annual Per-Person Limits.

   Under the Management Stock Plan, the total number of shares of GlobalCenter group stock that may be subject to outstanding options or restricted stock
grants shall not exceed      , subject to adjustment, as described below.

   In addition, the Management Stock Plan imposes individual limits on the amount of awards. Under these limits, during any fiscal year the number of shares of GlobalCenter group stock subject to options and restricted stock granted to any one participant under the Management Stock Plan shall not
exceed        shares, subject to adjustment in certain circumstances, as described below.

   The Global Crossing Ltd. compensation committee will make appropriate and equitable adjustments as it deems necessary to the number of shares and type of securities subject to the aggregate share limitations and annual limitations under the Management Stock Plan and subject to outstanding awards, including adjustments to exercise prices and number of shares subject to options, in the event that a dividend or other distribution, recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination or share exchange, or other similar corporate transaction or event affects GlobalCenter group stock.

   Eligibility. Key employees and directors of GlobalCenter Inc. and service providers to GlobalCenter Inc., its parent and affiliates are eligible to be granted awards under the Management Stock Plan.

   Administration. The Management Stock Plan is administered by the Global Crossing Ltd. compensation committee. Subject to the terms and conditions of the Management Stock Plan, the compensation committee is authorized to interpret the Management Stock Plan, construe terms, adopt rules and regulations and make all determinations under the Management Stock Plan.

   Terms of Stock Options. The exercise price per share subject to an option is determined by the compensation committee. All terms regarding each option are fixed by the compensation committee in an award agreement, except that no option may have a term exceeding ten years. Options may be exercised by payment of the exercise price in cash or through a "same-day" sale arranged with a broker.

   Terms of Restricted Stock Awards. The compensation committee generally determines the terms applicable to each restricted stock award in an award agreement.

   Outstanding Awards. As of    , 2000, nonstatutory stock options to purchase
    shares of GlobalCenter group stock have been granted. No incentive stock options or shares of restricted stock have been awarded under the Management Stock Plan.

2000 Stock Plan

   The board of directors of Global Crossing Ltd. adopted the GlobalCenter 2000 Stock Plan, which we refer to as the "2000 Stock Plan," on April 12, 2000. The 2000 Stock Plan will be submitted to the stockholders of Global Crossing Ltd. for approval at the special meeting of Global Crossing Ltd. shareholders called to authorize the creation of GlobalCenter group stock. The board of directors adopted the 2000 Stock Plan to enable GlobalCenter to attract and retain employees and service providers and enable such persons to align their interests with the interests of the holders of GlobalCenter group stock. The 2000 Stock Plan will become effective upon the consummation of this offering.

   The following is a brief description of the material features of the 2000 Stock Plan. You should read the full text of the 2000 Stock Plan, which has been filed as an exhibit to the registration statement of which this prospectus is a part.

   Awards. The terms of the 2000 Stock Plan provide for grants of stock options to purchase shares of GlobalCenter group stock, stock appreciation rights and other stock-based awards. Options granted under the 2000 Stock Plan may be "incentive stock options" under the Internal Revenue Code or nonstatutory stock options.

  Shares Subject to the 2000 Stock Plan and Annual Per-Person Limits.

   Under the 2000 Stock Plan, the total number of shares of GlobalCenter group
stock that may be subject to awards shall not exceed     shares of
GlobalCenter group stock, subject to adjustment, as described below.

   In addition, the 2000 Stock Plan imposes individual limits on the amount of awards. Under these limits, during any calendar year the number of shares of GlobalCenter group stock subject to awards that may be granted to any one
participant under the 2000 Stock Plan shall not exceed     shares of
GlobalCenter group stock, subject to adjustment in certain circumstances, as described below.

   The Global Crossing Ltd. board of directors will adjust the number of shares and type of securities subject to the aggregate share limitations and annual limitations under the 2000 Stock Plan and subject to outstanding awards, including adjustments to exercise prices and number of shares subject to options and stock appreciation rights in the event that a dividend or other distribution, recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination or share exchange, or other similar corporate transaction or event affects GlobalCenter group stock.

   Eligibility. Individuals selected by the Global Crossing Ltd. board of directors are eligible to be granted awards under the 2000 Stock Plan.

   Administration. The 2000 Stock Plan is administered by the Global Crossing Ltd. board of directors. Subject to the terms and conditions of the 2000 Stock Plan, the board of directors is authorized to interpret the 2000 Stock Plan, construe terms, adopt rules and regulations and make all determinations under the 2000 Stock Plan.

   Terms of Stock Options. The exercise price per share subject to an option is determined by the board of directors of Global Crossing Ltd. All terms regarding each option are fixed by the Global Crossing Ltd. board of directors in an award agreement, except that no option may have a term exceeding ten years. Options may be exercised by payment of the exercise price in cash, by delivering shares of previously acquired GlobalCenter group stock or by having such shares withheld, or, after a "qualified public offering," through a "same-day" sale arranged with a broker.

   Terms of Other Awards. The board of directors generally determines the terms applicable to stock appreciation rights, and other stock-based awards in each award agreement.

Certain Relationships

   Mr. Hindery, Chairman and Chief Executive Officer of GlobalCenter Inc., is a director of Tanning Technology. GlobalCenter and Tanning Technology are parties to a preferred marketing arrangement and a services agreement. Pursuant to the services agreement GlobalCenter agreed to purchase $10 million of Tanning Technology's services over a 12-month period, beginning February 2000. In addition, GlobalCenter purchased $10 million of Tanning Technology common stock in February 2000.

          SELECTED HISTORICAL FINANCIAL DATA OF GLOBAL CROSSING LTD.

Recent Financial Accounting Developments

   During the third and fourth quarters of 1999, changes in Global Crossing Ltd.'s business activities, together with a newly effective accounting standard, caused Global Crossing Ltd. to modify some of its practices regarding recognition of revenue and costs related to sales of capacity. None of the accounting practices described below affect its cash flows.

   As a result of Financial Accounting Standards Board (FASB) Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66" (FIN
43), which became effective July 1, 1999, Global Crossing Ltd. has accounted revenue from terrestrial circuits sold after that date as operating leases and has amortized that revenue over the terms of the related contracts. Previously, it had recognized these sales as current revenue upon activation of the circuits. This deferral in revenue recognition has no impact on cash flow.

   With the consummation of the Frontier acquisition on September 28, 1999, service offerings became a significant source of Global Crossing Ltd.'s revenue. Consequently, Global Crossing Ltd. initiated service contract accounting for its subsea systems during the fourth quarter, because it, since that date, no longer holds subsea capacity exclusively for sale. As a result, since the beginning of the fourth quarter, Global Crossing Ltd. has depreciated investments in both subsea and terrestrial systems over their remaining economic lives and has recognized revenue related to service contracts over the terms of the contracts. Global Crossing Ltd. has recognized revenue and costs related to the sale of subsea circuits upon activation, if the criteria of sales-type lease accounting have been satisfied with respect to those circuits.

   During the fourth quarter, Global Crossing Ltd.'s global network service capabilities were significantly expanded by the activation of several previously announced systems and by the integration of other networks obtained through acquisition and joint venture agreements. With this network expansion, Global Crossing Ltd. began offering its customers flexible bandwidth products to multiple destinations, which makes the historical practice of fixed, point-to-point routing of traffic and restoration capacity both impractical and inefficient. To ensure the required network flexibility, Global Crossing Ltd. will modify its future capacity purchase agreements and its network management in a manner that precludes the use of sales-type lease accounting.

   Because of these contract changes and the network management required to meet customer demands for flexible bandwidth, multiple destinations and system performance, Global Crossing Ltd. anticipates that most of the contracts for subsea circuits entered into after January 1, 2000 will be part of a service offering and, therefore, will not meet the criteria of sales-type lease accounting and will be accounted for as operating leases. Consequently, Global Crossing Ltd. will defer revenue related to those circuits and amortize it over the appropriate term of the contract. In certain circumstances, if a contract meets all of the requirements of sales-type lease accounting, Global Crossing Ltd. will recognize revenue without deferral upon payment and activation.

   Global Crossing Ltd. notes that accounting practice and authoritative guidance regarding the applicability of sales-type lease accounting to the sale of capacity is still evolving. Based on the accounting practices described above, Global Crossing Ltd. believes that additional changes, if any, in accounting practice or authoritative guidance affecting sales of capacity would have little or no impact on its results of operations.

Selected Historical Financial Data

   The table below shows selected historical financial data for Global Crossing Ltd. This data has been prepared using the consolidated financial statements of Global Crossing Ltd. as of the dates indicated and for each of the years ended December 31, 1999 and 1998 and for the period from March 19, 1997 (Date of Inception) to December 31, 1997.

   In reading the following selected historical financial data, please note the following:

  . The statement of operations data for the year ended December 31, 1999 includes the results of Global Marine Systems for the period from July 2, 1999, date of acquisition, through December 31, 1999; the results of Frontier for the period from September 30, 1999, date of acquisition, through December 31,1999; and the results of Racal Telecom for the period from November 24, 1999, date of acquisition, through December 31, 1999. The Consolidated Balance Sheet as of December 31, 1999 includes amounts related to Global Marine Systems, Frontier and Racal Telecom. This information should be read in conjunction with pro forma financial information of Global Crossing Ltd. and notes incorporated by reference into this prospectus.

  . During the year ended December 31, 1999, Global Crossing Ltd. recorded a
    $15 million expense, net of tax benefit, due to the adoption of Statement of Position 98-5, "Reporting on the Cost of Start-Up Activities". See the "Cumulative effect of change in accounting principles" item in the Statement of Operations Data.

  . During the years ended December 31, 1999 and 1998, Global Crossing Ltd.
    recognized $51 million and $39 million, respectively, of stock-related expense relating to stock options and rights to purchase stock issued during that period which entitle the holders to purchase common stock. See the "Stock-related expense" item in the Statement of Operations Data.

  . On December 15, 1999, Global Crossing Ltd. issued 2,600,000 shares of 7% cumulative convertible preferred stock at a liquidation preference of $250.00 for net proceeds of $630 million. Each share of preferred stock is convertible into 4.6948 shares of Global Crossing group stock based on a conversion price of $53.25. Dividends on the preferred stock are cumulative from the date of issue and will be payable on February 1, May 1, August 1 and November 1 of each year, beginning on February 1, 2000, at the annual rate of 7%.

  . On November 24, 1999, Global Crossing Ltd. completed its acquisition of
    Racal Telecom, a group of wholly owned subsidiaries of Racal Electronics plc, for approximately $1.6 billion in cash. Racal Telecom owns one of the most extensive fiber telecommunications networks in the United Kingdom, consisting of approximately 4,650 route miles of fiber and reaching more than 2,000 cities and towns.

  . On November 12, 1999, Global Crossing Holdings Ltd. ("GCH"), a wholly-owned subsidiary of Global Crossing Ltd., issued two series of senior unsecured notes ("New Senior Notes"). The 9 1/8% senior notes are due November 15, 2006 with a face value of $900 million and the 9 1/2% senior notes are due November 15, 2009 with a face value of $1,100 million. The New Senior Notes are guaranteed by Global Crossing Ltd. Interest will be paid on the notes on May 15 and November 15 of each year, beginning on May 15, 2000.

  . On November 5, 1999, Global Crossing Ltd. issued 10,000,000 shares of 6
    3/8% cumulative convertible preferred stock at a liquidation preference of $100.00 for net proceeds of approximately $969 million. Each share of preferred stock is convertible into 2.2222 shares of Global Crossing group stock, based on a conversion price of $45.00. Dividends on the preferred stock are cumulative from the date of issue and will be payable on February 1, May 1, August 1 and November 1 of each year, beginning on February 1, 2000, at the annual rate of 6 3/8%.

  . On September 28, 1999, Global Crossing Ltd. completed the acquisition of
    Frontier Corporation in a merger transaction valued at over $10 billion, with Frontier shareholders receiving 2.05 shares of Global Crossing Ltd. common stock for each share of Frontier common stock held. Frontier is one of the largest long distance telecommunications companies in the United States and one of the leading providers of facilities-based integrated communications and Internet services.

  . On July 2, 1999, Global Crossing Ltd. completed our acquisition of the
    Global Marine Systems division of Cable & Wireless Plc for approximately $908 million in cash and assumed liabilities. Global Marine Systems owns the largest fleet of cable laying and maintenance vessels in the world and currently services more than a third of the world's undersea cable miles.

  . On May 16, 1999, Global Crossing Ltd. entered into a definitive agreement to merge with U S WEST, Inc. On July 18, 1999, Global Crossing Ltd. and U S WEST agreed to terminate their merger agreement, and U S WEST agreed to merge with Qwest Communications International Inc. As a result, U S WEST paid Global Crossing Ltd. a termination fee of $140 million in cash and returned 2,231,076 shares of Global Crossing Ltd. common stock purchased in a related tender offer, and Qwest committed to purchase capacity on the Global Crossing Ltd. network at established market unit prices for delivery over the next four years and committed to make purchase price payments to Global Crossing Ltd. for this capacity of $140 million over the next two years. During the year ended December 31, 1999, Global Crossing Ltd. recognized $210 million, net of merger related expenses, of other income in connection with the termination of the U S WEST merger agreement.

  . The "Termination of advisory services agreement" item in the Statements of Operations Data includes a charge for the termination of the advisory services agreement as of June 30, 1998. Global Crossing Ltd. acquired the rights from those entitled to fees payable under the advisory services agreement in consideration from the issuance of common stock having an aggregate value of $135 million and the cancellation of approximately $3 million owed to Global Crossing Ltd. under a related advance agreement. As a result of this transaction, Global Crossing Ltd. recorded a non-recurring charge in the approximate amount of $138 million during the year ended December 31, 1998. In addition, Global Crossing Ltd. recognized as an expense approximately $2 million of advisory fees incurred prior to termination of the contract.

  . Global Crossing Ltd. granted warrants to Pacific Capital Group, Inc., a shareholder, and some of its affiliates for the Pacific Crossing, Mid-Atlantic Crossing and Pan American Crossing systems and related rights. The $275 million value of the common stock was originally allocated to "Construction in progress" in the amount of $112 million and as "Investment in and advances to/from affiliates" in the amount of $163 million. See the "property and equipment" item in the Balance Sheet Data. The "Investment in and advance to/from affiliates" item in the balance sheet data includes $163 million as of December 31, 1999 and 1998, respectively, representing the value of the warrants described in the bullet point immediately above applicable to the Pacific Crossing system.

  . Adjusted EBITDA is defined as operating income (loss), plus goodwill amortization, depreciation and amortization, non-cash cost of capacity sold, stock related expenses, incremental cash deferred revenue and amounts relating to the termination of the advisory services agreement. This definition is consistent with financial covenants contained in Global Crossing Ltd.'s major financial agreements. This information should not be considered as an alternative to any measure of performance as promulgated under GAAP. Global Crossing Ltd.'s calculation of adjusted EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

   The selected consolidated financial data as of December 31, 1997, 1998 and 1999, for the period from March 19, 1997 (Date of Inception) to December 31, 1997, and for the years ended December 31, 1998 and 1999, respectively, are derived from Global Crossing Ltd.'s audited consolidated financial statements and should be read in conjunction with the audited consolidated financial statements and notes incorporated by reference into this prospectus.

                               Period from
                              March 19, 1997
                          (Date of Inception) to    Year Ended        Year Ended
                            December 31, 1997    December 31, 1998 December 31, 1999
                          ---------------------- ----------------- -----------------
                            (in thousands, except share and per share information)
Statement of Operations
 Data:
Revenues................       $        --          $   419,866       $ 1,664,824
                               -----------          -----------       -----------
Expenses:
Cost of sales...........                --              178,492           850,483
Operations,
 administration and
 maintenance............                --               18,056           133,202
Sales and marketing.....             1,366               26,194           149,119
Network development.....                78               10,962            26,153
General and
 administrative.........             1,618               26,303           210,107
Stock related expense...                --               39,374            51,306
Depreciation and
 amortization...........                39                  541           124,294
Goodwill and intangibles
 amortization...........                --                   --           127,621
Termination of advisory
 services agreement.....                                139,669                --
                               -----------          -----------       -----------
                                     3,101              439,591         1,672,285
                               -----------          -----------       -----------
Operating loss..........            (3,101)             (19,725)           (7,461)
Equity in income (loss)
 of affiliates..........                --               (2,508)           15,708
Minority interest.......                --                   --            (1,338)
Other income (expense):
 Interest income........             2,941               29,986            67,407
 Interest expense.......                --              (42,880)         (139,077)
 Other expense, net.....                --                   --           180,765
Provision for income
 taxes..................                --              (33,067)         (126,539)
                               -----------          -----------       -----------
 Loss before
  extraordinary item and
  cumulative effect of
  change in accounting
  principle.............              (160)             (68,194)          (10,535)
Extraordinary loss on
 retirement of debt.....                --              (19,709)          (45,681)
                               -----------          -----------       -----------
Loss before cumulative
 effect of change in
 accounting principle...              (160)             (87,903)          (56,216)
Cumulative effect of
 change in accounting
 principle, net of
 income tax benefit of
 $1,400.................                --                   --           (14,710)
                               -----------          -----------       -----------
Net loss................              (160)             (87,903)          (70,926)
Preferred stock
 dividends..............           (12,690)             (12,681)          (66,642)
Repurchase of preferred
 stock..................                --              (34,140)               --
                               -----------          -----------       -----------
Net loss applicable to
 common shareholders....       $   (12,850)         $  (134,724)      $  (137,568)
                               ===========          ===========       ===========
Net Loss per Common
 Share:
Loss applicable to
 common shareholders
 before extraordinary
 item and cumulative
 effect of change in
 accounting principle
 Basic and diluted......       $     (0.04)         $     (0.32)      $     (0.15)
                               -----------          -----------       -----------
Extraordinary item
 Basic and diluted......       $        --          $     (0.06)      $     (0.09)
                               ===========          ===========       ===========
Cumulative effect of
 change in accounting
 principle
 Basic and diluted......       $        --          $        --       $     (0.03)
                               ===========          ===========       ===========
Net loss applicable to
 common shareholders
 Basic and diluted......       $     (0.04)         $     (0.38)      $     (0.27)
                               ===========          ===========       ===========
Shares used in computing
 basic and diluted loss
 per share..............       325,773,934          358,735,340       502,400,851
                               ===========          ===========       ===========
Operating Data:
Cash from operating
 activities.............       $     5,121          $   208,727       $   506,084
Cash used for investing
 activities.............          (428,743)            (430,697)       (4,009,977)
Cash used for financing
 activities.............           425,075            1,027,110         4,330,799
Adjusted EBITDA.........       $   343,233          $   364,948       $   708,181

                                                       December 31,
                                              ---------------------------------
                                                1997       1998        1999
                                              --------  ----------  -----------
                                                      (in thousands)
Balance Sheet Data:
Current assets including cash and cash
 equivalents and restricted cash and cash
 equivalents................................  $ 27,744  $  976,615  $ 2,946,533
Long term restricted cash and cash
 equivalents................................        --     367,600      138,118
Long term accounts receivable...............        --      43,315       52,052
Capacity available for sale.................        --     574,849           --
Property and equipment, net.................   518,519     433,707    6,026,053
Other assets................................    25,934      65,757      661,442
Investments in and advances to/from
 affiliates, net............................        --     177,334      323,960
Goodwill and intangibles, net...............        --          --    9,557,422
                                              --------  ----------  -----------
  Total assets..............................  $572,197  $2,639,177  $19,705,580
                                              ========  ==========  ===========
Current liabilities.........................  $ 90,817  $  256,265  $ 1,852,593
Long term debt..............................   312,325   1,066,093    5,018,544
Deferred revenue............................        --      25,325      383,287
Deferred credits and other..................     3,009      34,174      796,606
                                              --------  ----------  -----------
Total liabilities...........................   406,151   1,381,857    8,051,030
Minority interest...........................        --          --      351,338
Mandatorily repurchaseable and cumulative
 convertible preferred stock................    91,925     483,000    2,084,697
Shareholders' equity:
  Common stock..............................     3,258       4,328        7,992
  Treasury stock............................        --    (209,415)    (209,415)
  Other shareholders' equity................    71,023   1,067,470    9,578,927
  Accumulated deficit.......................      (160)    (88,063)    (158,989)
                                              --------  ----------  -----------
Total shareholders' equity..................    74,121     774,320    9,218,515
                                              --------  ----------  -----------
Total liabilities and shareholders' equity..  $572,197  $2,639,177  $19,705,580
                                              ========  ==========  ===========

                  RELATIONSHIP BETWEEN THE GLOBALCENTER GROUP
                         AND THE GLOBAL CROSSING GROUP

   The board of directors of Global Crossing Ltd. has adopted a policy statement regarding GlobalCenter group and Global Crossing group matters. We have summarized below the material provisions of the policy statement. The summary is not complete. We encourage you to read the policy statement, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

General Policy

   The policy statement of Global Crossing Ltd. provides that all material matters as to which the holders of Global Crossing group stock and GlobalCenter group stock may have potentially divergent interests will be resolved in a manner that the board of directors of Global Crossing Ltd. or its capital stock committee determines to be in the best interests of Global Crossing Ltd., after giving fair consideration to the potentially divergent interests and all other relevant interests of the holders of the separate classes of common stock of Global Crossing Ltd. Under the policy statement of Global Crossing Ltd., a process of fair dealing will govern the relationship and the means by which the terms of any material transaction between the groups will be determined.

Role of Capital Stock Committee

   The policy statement of Global Crossing Ltd. provides that a capital stock committee comprised of three independent directors will exercise the powers, authority and responsibilities that the board of directors of Global Crossing Ltd. delegates to it with respect to the GlobalCenter group stock and Global Crossing group stock. The board of directors of Global Crossing Ltd. will initially authorize the capital stock committee to interpret, make determinations under, and oversee the implementation of these policies, adopt additional general policies governing the relationship between the Global Crossing group and the GlobalCenter group, and engage the services of accountants, investment bankers, appraisers, attorneys and other service providers to assist it in discharging its duties. In making determinations in connection with these policies, the members of the Global Crossing Ltd.'s board of directors and the capital stock committee will act in a fiduciary capacity and pursuant to legal guidance concerning their respective obligations under applicable law.

Corporate Opportunities

   The policy statement of Global Crossing Ltd. provides that its board of directors will allocate any business opportunities and operations, any acquired assets and businesses and any assumed liabilities between the GlobalCenter group and Global Crossing group, in whole or in part, in a manner it considers to be in the best interests of Global Crossing Ltd. as contemplated by the other provisions of the policy statement. To the extent that a business opportunity or operation, an acquired asset or business, or an assumed liability would be suitable to be undertaken by or allocated to either group, it will be allocated by Global Crossing Ltd.'s board of directors in its business judgment or in accordance with procedures adopted by it from time to time to ensure that decisions will be made in the best interests of Global Crossing Ltd. Any such allocation may involve the consideration of a number of factors that the board of directors determines to be relevant, including, without limitation, whether the business opportunity or operation, the acquired asset or business, or the assumed liability is principally within or related to the existing scope of a group's business and whether a group is better positioned to undertake or have allocated to it such business opportunity or operation, acquired assets or business or assumed liability.

Relationships Between Groups

   The policy statement provides that Global Crossing Ltd. will seek to manage the GlobalCenter group and the Global Crossing group in a manner designed to maximize the operations, unique assets and values of both groups, and with complementary deployments of personnel, capital and facilities.


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  Exclusive Provision of Services


   The Global Crossing group will be the exclusive provider of GBLX Services to the GlobalCenter group. As such, the Global Crossing group will have the exclusive right to provide GBLX Services and related products and services to the GlobalCenter group.

   Under the policy statement of Global Crossing Ltd., "GBLX Services" is defined as:

    .  Internet Protocol transit service,

    .  dedicated Internet access,

    .  dial Internet access,

    .  IP virtual private networks, and

    . IP exchange services--conditioned space for Global Crossing customers' routers for interconnection with Global Crossing and other provider networks.

   The GlobalCenter group will be the exclusive provider of GCTR Services to the Global Crossing group. As such, the GlobalCenter group will have the exclusive right to provide GCTR Services and related products and services to the Global Crossing group.

   Under the policy statement of Global Crossing Ltd., "GCTR Services" is defined as:

    . complex web hosting--data centers conditioned space and related services,

    . data center professional services--consulting, engineering, and other technology support services,

    .  data center equipment hardware and software sales and support,

    . value-added services to support hosting and distribution, including but not limited to storage-on-demand; database; security; consulting services; disaster recovery; application hosting; monitoring; staging, sparing and laboratory test services; and managed services.

  Network and Services Management

   Network and Services Management Committee. A committee of three senior executives from each group will be formed to provide management and direction designed to fully implement the policy with respect to the various services to be provided by one group to the other. In particular, the Network and Services Management Committee will review and agree on data center bandwidth requirements by location and volume, review and agree on network expansion plans as required to support the data centers and establish service level targets for the data center connections and track performance against those targets.

   Service Level Agreement. Each group will guarantee a level of service for the services it provides to the other group that meets the standards committed to by the other group to its customers and which have been approved by the Network and Services Management Committee.

   Monitoring. The GlobalCenter group will have the right to monitor from its data centers the related portion of the Global Crossing IP network that the GlobalCenter group relies upon to provide services to its customers as part of an integrated service offering. The monitoring rights will give the GlobalCenter group the capability to view and monitor the end-to-end service in the same manner that the Global Crossing group views the network. As determined by the Network and Services Management Committee, the GlobalCenter group will have the same monitoring capabilities as one of the Global Crossing network operations centers.

  The Terms of Inter-group Transactions

   All material transactions in the ordinary course of business between the Global Crossing group and the GlobalCenter group, including those described above in "Preferred Provision of Services," are intended, to the

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extent practicable, to be on terms consistent with those that would be applicable to arm's-length dealings with unrelated third parties, taking into account a number of factors, including quality, availability, volume and pricing. In particular, the pricing for the access to its network provided by the Global Crossing group to the GlobalCenter group will be preferred market-based pricing, taking into account volume, term, and the exclusive nature of the arrangement and any guarantee of service levels provided by the Global Crossing group.

  Marketing of Services

   As a general matter, each group will continue to design, develop, deploy, produce, market, sell and service their own service offerings and choose their own selected sales channels. In addition, each group will cooperate with the other in providing the use of their respective sales channels to offer their respective services. Each group will operate in a manner that takes into account the other's expansion, acquisition, deployment, marketing and sales plans, with the goal of minimizing overlaps and conflicts between the two groups.

  Other Transfers of Assets and Liabilities

   Global Crossing Ltd. may reallocate assets (including cash) and liabilities between the Global Crossing group and the GlobalCenter group in addition to transfers resulting from commercial transactions in the ordinary course of business of the groups described above in "Terms of Inter-group Transactions." Any reallocation of assets and liabilities between the groups not in the ordinary course of their respective businesses will be effected by:

  . the reallocation by the transferee group to the transferor group of other assets or consideration or liabilities;

  . the creation of inter-group debt owed by the transferee group to the transferor group;

  . the reduction of inter-group debt owed by the transferor group to the transferee group;

  . the creation of, or an increase in, an inter-group interest in the transferee group held by the transferor group;

  . the reduction of an inter-group interest in the transferor group held by the transferee group; or

  .  a combination of any of the above factors;

in each case, in an amount having a fair value equivalent to the fair value of the assets or liabilities reallocated by the transferor group and, in the case of the creation of or an increase or decrease in an inter-group interest, in accordance with the provisions of the Certificate of Designations. Global Crossing Ltd.'s board of directors will approve any creation of, or increase or decrease in, an inter-group interest.

  Financing Arrangements

   Loans from the Global Crossing group or the GlobalCenter group to the other group will be made at the weighted average interest rate of the consolidated indebtedness of Global Crossing Ltd. and on such other terms and conditions as the board of directors of Global Crossing Ltd. or its capital stock committee determines to be in the best interests of Global Crossing Ltd. Any fees incurred in connection with debt incurred for a particular group will be allocated to the borrowing group.

  Intellectual Property

   Global Crossing Ltd. will manage on a centralized basis the intellectual property of Global Crossing Ltd. attributed to the groups, except that the GlobalCenter group will manage the intellectual property attributed to it that is owned by the companies in the GlobalCenter group.

   Each group will have the right to use the intellectual property attributed to the other group for appropriate business activities on appropriate terms.

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   Any fees obtained through the sale or licensing of intellectual property will be principally allocated to the group that paid to develop the intellectual property sold or licensed. If the intellectual property being sold or licensed was jointly developed by the groups and the groups agree to allocate fees obtained in proportion to the development costs incurred by each group, then any fees obtained through the sale or licensing will be so allocated. If such intellectual property was not predominantly developed by any one group or was jointly developed by the groups but the groups do not agree to allocate fees obtained in proportion to costs incurred, then any fees obtained through such sale or licensing will be allocated using the same general allocation as overhead expenses, as described below in "Financial Reporting; Allocation Matters."

Dividend Policy

   The policy statement of Global Crossing Ltd. provides that, subject to the limitations set forth in the Certificate of Designations, any preferential rights of any series of preferred stock of Global Crossing Ltd., and to the limitations of applicable law, holders of shares of Global Crossing group stock or GlobalCenter group stock will be entitled to receive dividends on their respective stock when, as and if authorized and declared by Global Crossing Ltd.'s board of directors.

   The payment of dividends on either class of common stock will be a business decision to be made by Global Crossing Ltd.'s board of directors from time to time based upon the results of operations, financial condition and capital requirements of the relevant group and such other factors as the board of directors considers relevant. Payment of dividends may be restricted by loan agreements, indentures and other transactions entered into by Global Crossing Ltd. from time to time. Because both groups are expected to require significant capital commitments to finance their respective operations and fund future growth, Global Crossing Ltd. does not expect to pay any dividends on either class of common stock for the foreseeable future.

Financial Reporting; Allocation Matters

  Financial Reporting

   The policy statement of Global Crossing Ltd. provides that it will prepare and include in its filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, consolidated financial statements of Global Crossing Ltd. and combined financial statements of each of the Global Crossing group and the GlobalCenter group (for so long as the related class of common stock is outstanding). The combined financial statements of each group will reflect the combined financial position, results of operations and cash flows of the businesses attributed thereto and in the case of annual financial statements shall be audited.

  Shared Corporate Services

   A portion of Global Crossing Ltd.'s shared corporate services (such as executive management, human resources, legal, accounting and auditing, tax, treasury, strategic planning, investor relations and corporate technology) will be allocated to the Global Crossing group and the GlobalCenter group based upon specific identification of such services used by that group. Where determinations based on use alone are impracticable, other methods and criteria will be used that management believes are fair and provide a reasonable estimate of the cost attributable to the groups.

GlobalCenter Inc. Board of Directors

   The policy statement of Global Crossing Ltd. provides that the board of directors of GlobalCenter Inc. will at all times be composed of six directors appointed by the board of directors of Global Crossing Ltd. and five directors appointed by the board of directors of Global Crossing Ltd. upon the nomination of the Chief Executive Officer of GlobalCenter Inc. The board of directors of GlobalCenter Inc. will have the authority to:

  .  appoint officers of GlobalCenter Inc.;

  .  approve the budget of the GlobalCenter group;

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  .  approve any acquisitions of businesses that are attributed to the
     GlobalCenter group;

  . approve the incurrence of indebtedness at GlobalCenter Inc. of up to 25% of the market capitalization of GlobalCenter group stock; and

  . approve the issuance of capital stock of GlobalCenter Inc. or the issuance of GlobalCenter group stock by Global Crossing Ltd.

   With respect to the last three items, the board of directors of GlobalCenter Inc. will only have such authority to the extent that such actions would not have any adverse effect on Global Crossing Ltd.

Amendment and Modification of Policy

   The board of directors of Global Crossing Ltd. may, without the approval of Global Crossing Ltd.'s shareholders, at any time and from time to time, amend, modify or rescind the policies set forth in the policy statement of Global Crossing Ltd., including any resolution implementing the provisions of the policy statement of Global Crossing Ltd. The board of directors of Global Crossing Ltd. also may, without the approval of Global Crossing Ltd.'s shareholders, adopt additional or other policies or make exceptions with respect to the application of these policies in connection with particular facts and circumstances, all as the board of directors may determine, consistent with its fiduciary duties.

Tax Sharing Agreement

   Prior to the issuance of shares of GlobalCenter group stock, the allocation of tax liabilities between GlobalCenter Inc. and Global Crossing North America Inc., formerly Frontier Corporation, the Global Crossing Ltd. subsidiary that files a consolidated tax return in the United States with GlobalCenter Inc., will be made in accordance with the intercompany tax policy of Global Crossing North America. In general, this policy requires that taxes payable by each company be computed on a pro-rata basis. However, under the policy, tax benefits derived by the Global Crossing North America consolidated group arising from the use by the group of a member's tax attributes (such as net operating losses) are allocated to the member whose attributes generated such benefits. Thus, for example, if GlobalCenter Inc. were to incur a net operating loss that reduced the consolidated group's taxable income, GlobalCenter Inc. would receive the benefit of such reduction.

   On the effective date of the offering, Global Crossing North America and GlobalCenter Inc. will enter into a formal tax sharing agreement that provides for a pro-rata allocation of tax liabilities among members of the Global Crossing North America consolidated group. Under the new agreement, for tax periods during which GlobalCenter Inc. and its subsidiaries are included in any consolidated federal income tax return or any comparable state, local, and foreign or franchise income tax return filed by Global Crossing North America (collectively, the "Consolidated Returns"), the tax sharing agreement will require GlobalCenter Inc. to pay to Global Crossing North America any taxes that Global Crossing North America and its subsidiaries (other than GlobalCenter Inc. and its subsidiaries) were required to pay and any tax benefits that they did not receive as a result of GlobalCenter Inc. and its subsidiaries being included in the Consolidated Returns. The tax sharing agreement will also require Global Crossing North America to pay to GlobalCenter Inc. any taxes that Global Crossing North America and its subsidiaries (other than GlobalCenter Inc. and its subsidiaries) would have been required to pay, and any tax benefits that they would not have received, had GlobalCenter Inc. or any of its subsidiaries not been included in the Consolidated Returns.

   Under the tax sharing agreement, Global Crossing North America will have the sole and exclusive responsibility for (i) preparing all Consolidated Returns; (ii) representing GlobalCenter Inc. and its subsidiaries in any tax audit or tax contest relating to the Consolidated Returns; and (iii) engaging outside tax counsel or other tax advisors in connection with such tax audits or tax contests. GlobalCenter Inc. will reimburse Global Crossing North America for its share of reasonable expenses that are incurred by Global Crossing North America in connection with such tax audits or tax contests.

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   Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the tax sharing agreement allocates tax liabilities between GlobalCenter Inc. and Global Crossing North America, during the period in which GlobalCenter Inc. and its subsidiaries are included in the federal income tax consolidated returns filed by Global Crossing North America, GlobalCenter Inc. could be liable in the event that any federal income tax liability is incurred, but not discharged, by any other entity included in those returns. Global Crossing North America is required, under the terms of the tax sharing agreement, to indemnify GlobalCenter Inc. for any tax liability of Global Crossing North America or its subsidiaries that GlobalCenter Inc. must pay to a taxing authority, except to the extent that such tax liability is attributable to GlobalCenter Inc. and GlobalCenter Inc. has not yet made a corresponding tax sharing payment to Global Crossing North America.

   The foregoing discussion assumes that GlobalCenter Inc. and its subsidiaries are members of the same affiliated, consolidated, combined or unitary group as Global Crossing North America for the relevant federal, state or local income tax purposes. It is possible, however, that the Internal Revenue Service may assert that GlobalCenter group stock is not stock of Global Crossing Ltd., in which case this assumption will not be true if the GlobalCenter group stock that is held by persons other than Global Crossing Ltd. is deemed to represent more than 20% of the GlobalCenter group stock. Although we believe that it is unlikely that the Internal Revenue Service would prevail on that view, no assurance can be given in that regard.

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                         DESCRIPTION OF CAPITAL STOCK

   The following is a description of the material terms of capital stock of Global Crossing Ltd., does not purport to be complete and is subject in all respects to the applicable provisions of Bermuda law and of the constituent documents of Global Crossing Ltd. We encourage you to read Global Crossing Ltd.'s memorandum of association, bye-laws and the Certificate of Designations, all of which we have filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Authorized and outstanding shares of Global Crossing Ltd. common stock

  Current capital structure

   Global Crossing Ltd. is currently authorized to issue 3,020,000,000 shares of stock, consisting of 3,000,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. As of March 3, 2000, (1) 779,714,470 shares of common stock, (2) 10,000,000 shares of 6 3/8% cumulative convertible preferred stock, (3) 2,600,000 shares of 7% cumulative convertible preferred stock and (4) 400,000 shares of 6 3/8% cumulative convertible preferred stock, series B, were issued and outstanding.

  Proposed capital structure

   Global Crossing Ltd. intends to hold a special meeting of shareholders at which resolutions will be adopted to permit it to increase its authorized share capital to 4,500,000,000 common shares and redesignate Global Crossing Ltd.'s common shares into two or more classes of common stock, as well as to approve the terms of the Global Crossing group stock and GlobalCenter group stock. Effective upon the creation of GlobalCenter group stock at the time of the completion of this offering, Global Crossing Ltd. will file a memorandum of increase in share capital reflecting this increase, with 3,000,000,000 of the authorized shares designated as Global Crossing group stock and 1,000,000,000 of the authorized shares designated as GlobalCenter group stock. In addition, at the time of the completion of this offering, Global Crossing Ltd.'s outstanding common shares will be designated as Global Crossing group stock.

  Issuances of common stock without shareholder approval

   After the completion of this offering, Global Crossing Ltd.'s board of directors may issue the remaining authorized but unissued shares of GlobalCenter group stock (subject to approval by the board of directors of GlobalCenter Inc.) and Global Crossing group stock from time to time for any proper corporate purposes. Global Crossing Ltd.'s board of directors also may decide to authorize the issuance of shares of additional classes of common stock relating to additional business groups as described below, in addition to GlobalCenter group stock and Global Crossing group stock. Global Crossing Ltd.'s board of directors has the authority to issue additional authorized but unissued shares of GlobalCenter group stock (subject to approval by the board of directors of GlobalCenter Inc.) or Global Crossing group stock or shares of additional classes of common stock in its sole discretion and without shareholder approval, except as may be required by Bermuda law, the Nasdaq National Stock Market or the rules of any stock exchange on which any class of outstanding common stock may then be listed.

   If Global Crossing Ltd.'s board of directors decides to issue additional classes of common stock, it may establish a new group to which such new class or classes of common stock relates either by allocating to it newly acquired assets or by reallocating to it some of the assets and liabilities from one or more of the GlobalCenter group, the Global Crossing group and any previously created additional group. If Global Crossing Ltd.'s board of directors decides to reallocate assets and liabilities, the group or groups to which those assets and liabilities were previously attributed would initially hold an inter-group interest in the new group. Global Crossing Ltd.'s board of directors does not currently have any plan to issue any additional class of common stock.

   Global Crossing Ltd.'s board of directors may at any time and without shareholder approval increase the number of authorized shares allocated to Global Crossing group stock or any additional class of common stock

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(but not GlobalCenter group stock) so long as the number of shares in all classes of common stock immediately after the increase does not exceed the total number of shares of authorized common stock of Global Crossing Ltd. Approval of the holders of GlobalCenter group stock would be required to increase the number of authorized shares allocated to GlobalCenter group stock. In addition, shareholder approval would be required to effect any decrease in the number of shares previously allocated to any class of common stock.

GlobalCenter group stock

  Inter-group interest

   The Global Crossing group's inter-group interest in the GlobalCenter group represents the ownership of the Global Crossing group in the portion of the GlobalCenter group that is not represented by shares of GlobalCenter group stock issued to the public. Prior to the completion of this offering, the Global Crossing group holds 100% of the equity value of the GlobalCenter group. Global Crossing Ltd.'s board of directors has determined that the number of shares of GlobalCenter group stock that, if issued, would initially
represent 100% inter-group interest of the GlobalCenter group equals      .

   The outstanding interest fraction equals the number of shares of GlobalCenter group stock outstanding divided by the sum of the number of shares of GlobalCenter group stock outstanding and the number of shares issuable with respect to the Global Crossing group's inter-group interest in the GlobalCenter group. The outstanding interest fraction will equal one, and the inter-group interest will equal zero, at any time that all of the ownership of the GlobalCenter group is represented by the outstanding GlobalCenter group stock.

   The following illustration demonstrates the calculation of the outstanding interest fraction. If:

  . 10 million shares of GlobalCenter group stock were outstanding as a result of this initial public offering;

  . 90 million shares of GlobalCenter group stock were issuable with respect to the Global Crossing group's inter-group interest in the GlobalCenter group (that is, the Global Crossing group held a 90% inter-group interest in the GlobalCenter group), then the outstanding interest fraction with respect to the GlobalCenter group would equal 10% based on the following calculation:

     number of shares of GlobalCenter group stock outstanding  =  outstanding interest fraction
   ----------------------------------------------
     number of shares of GlobalCenter group stock outstanding + number of shares issuable with respect to the Global Crossing group's inter-group interest in the GlobalCenter group

                10 million shares                     =     10%
   ----------------------------------------------
      10 million shares + 90 million shares

The number of shares of GlobalCenter group stock issuable with respect to the Global Crossing group's inter-group interest in the GlobalCenter group shall be:

  . adjusted to reflect equitably any subdivision, by stock split or otherwise, or combination, by reverse stock split or otherwise, of GlobalCenter group stock or any distribution of shares of GlobalCenter group stock to holders of GlobalCenter group stock or any reclassification of GlobalCenter group stock;

  . decreased by:

              . the number of shares of GlobalCenter group stock issued or sold by Global Crossing Ltd. that, immediately prior to that issuance or sale, were included in the number of shares issuable with respect to the Global Crossing group's inter-group interest;

              . the number of shares of GlobalCenter group stock issued upon conversion, exchange or exercise of convertible securities that, immediately prior to the issuance or sale of these

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               convertible securities, were included in the number of shares issuable with respect to the Global Crossing group's inter-group interest;

              . the number of shares of GlobalCenter group stock issued by
                Global Crossing Ltd. as a share dividend or in connection with any reclassification or exchange of shares, including any exchange offer, to holders of Global Crossing group stock;

              . the number of shares of GlobalCenter group stock issued upon the conversion, exchange or exercise of any convertible securities issued by Global Crossing Ltd. as a share dividend or in connection with any reclassification or exchange of shares, including any exchange offer, to holders of Global Crossing group stock;

              . the number equal to the percentage of the outstanding shares repurchased after a disposition of substantially all, but not all, of the assets attributed to the GlobalCenter group times the number of shares of GlobalCenter group stock issuable with respect to the Global Crossing group's inter-group interest;

              . the number equal to the quotient of (x) the aggregate fair value as of the date of contribution of assets transferred from the GlobalCenter group to the Global Crossing group in consideration of a reduction in the number of shares issuable with respect to the Global Crossing group's inter-group interest in the GlobalCenter group divided by (y) the average market value of one share of GlobalCenter group stock over the 20-trading day period ending on the date of such contribution;

  . increased by:

              . the number of outstanding shares of GlobalCenter group stock repurchased by Global Crossing Ltd. for consideration that is attributed to the Global Crossing group;

              . the number equal to the quotient of (x) the fair value of assets attributed to the Global Crossing group that are contributed to the GlobalCenter group in consideration of an increase in the number of shares issuable with respect to the Global Crossing group's inter-group interest, divided by (y) the average market value of one share of GlobalCenter group stock over the 20-trading day period ending on the date of such contribution; and

              . the number of shares of GlobalCenter group stock into or for which convertible securities deemed held by the Global Crossing group are deemed converted, exchanged or exercised;

  . increased or decreased under those other circumstances as Global Crossing
    Ltd.'s board of directors determines appropriate to reflect the economic substance of any other event or circumstance.

   At any time the Global Crossing group holds an inter-group interest in the GlobalCenter group, the outstanding interest fraction will be used to allocate to the Global Crossing group any dividend or repurchase payment made to holders of GlobalCenter group stock.

   Global Crossing Ltd.'s board of directors also may pay dividends in shares of GlobalCenter group stock on shares of Global Crossing group stock to the extent the number of shares issued in connection with the share dividend is less than or equal to the number of shares issuable with respect to the Global Crossing group's inter-group interest in the GlobalCenter group. Distributions of assets attributed to the GlobalCenter group on shares of Global Crossing group stock are similarly limited.

   If the Global Crossing group's inter-group interest in the GlobalCenter group has been eliminated and the GlobalCenter group has acquired an inter-group interest in the Global Crossing group, Global Crossing Ltd.'s board of directors may pay dividends in shares of Global Crossing group stock or distribute assets attributed to the Global Crossing group on shares of GlobalCenter group stock but only subject to limitations similar to those described above when the Global Crossing group holds an inter-group interest in the GlobalCenter group.


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   Any group may hold an inter-group interest in any other group, unless
Global Crossing Ltd.'s board of directors determines otherwise at the time of initial issuance of common stock relating to that group. However, no group can hold an inter-group interest in any other group if the two groups would then hold an inter-group interest in each other. Accordingly, the GlobalCenter group may hold an inter-group interest in the Global Crossing group only if the Global Crossing group's inter-group interest has been eliminated. Additional groups also may acquire an inter-group interest in the GlobalCenter group. If the GlobalCenter group held an inter-group interest in the Global Crossing group, similar changes would be made to that inter-group interest if transactions similar to those described above relating to the Global Crossing group's inter-group interest in the GlobalCenter group occurred with respect to Global Crossing group stock or the Global Crossing group. If an additional group acquired an inter-group interest in the GlobalCenter group or the GlobalCenter group held an inter-group interest in any additional group, similar provisions would also apply.

  Dividends

   The Certificate of Designations relating to Global Crossing group stock and GlobalCenter group stock provides that dividends on GlobalCenter group stock will be limited to the lesser of:

  . the funds of Global Crossing Ltd. legally available for distributions under Bermuda law; and

  . the available distribution amount for the GlobalCenter group, which is the same amount that would be legally available for the payment of dividends on GlobalCenter group's stock if the GlobalCenter group were a separate company under Bermuda law.

   The available distribution amount for the GlobalCenter group is calculated as follows:

  . the outstanding interest fraction for the GlobalCenter group,

   multiplied by

   the lesser of:

    . any amount in excess of the minimum amount necessary to pay debts attributed to the GlobalCenter group as they become due; and

    . the realizable value of the assets attributed to the GlobalCenter group less the sum of the total liabilities attributed to the GlobalCenter group together with the amount of the issued share capital and share premium account attributable to the GlobalCenter group.

   Under Bermuda law, the amount of legally available funds of Global Crossing Ltd. is determined on the basis of the entire company, and not only the respective groups. As a result, the amount of Global Crossing Ltd.'s legally available funds will reflect the amount of:

  . any net losses of each group, including any additional groups;

  . any distributions made on Global Crossing group stock, GlobalCenter group stock, any additional class of common stock or any preferred stock; and

  . any repurchases of Global Crossing group stock, GlobalCenter group stock, any additional class of common stock or any preferred stock.

   Dividend payments on GlobalCenter group stock could be precluded because legally available funds are not available under Bermuda law, even though the available distribution amount test for the GlobalCenter group was met. We cannot assure you that there will be an available distribution amount for the GlobalCenter group or, if met, that Global Crossing Ltd. will have legally available funds to pay such a dividend.

   Subject to the prior payment of dividends on any outstanding shares of preferred stock and the limitations described above, Global Crossing Ltd.'s board of directors will be able, in its sole discretion, to declare and pay dividends exclusively on Global Crossing group stock, exclusively on GlobalCenter group stock, exclusively on any additional tracking stock or on any combination of class of stock, in equal or unequal amounts. In making its dividend decisions, Global Crossing Ltd.'s board of directors will not be required to consider the relative available distribution amounts for any group, the amount of dividends previously declared on any class of stock, the respective voting or liquidation rights of any class or any other factor.

   The terms of some of Global Crossing Ltd.'s debt instruments also place limitations on its ability to pay dividends.

   If the Global Crossing group still holds an inter-group interest in the GlobalCenter group at the time of any dividend on the outstanding shares of GlobalCenter group stock, Global Crossing Ltd. will credit to the Global Crossing group, and charge against the GlobalCenter group, a corresponding amount in respect of the Global Crossing group's inter-group interest in the GlobalCenter group.

  Voting rights

   The holders of GlobalCenter group stock and the holders of Global Crossing group stock, as well as the holders of any additional class of common stock that might subsequently be created and upon which similar voting power is vested, will be entitled to vote on any matter on which Global Crossing Ltd.'s shareholders are, by Bermuda law, Nasdaq listing rules or stock exchange rules or by the provisions of Global Crossing Ltd.'s bye-laws as determined by Global Crossing Ltd.'s board of directors, entitled to vote, subject to certain restrictions described below.

   The holders of GlobalCenter group stock, the holders of Global Crossing group stock and the holders of any additional class of common stock that might subsequently be created and upon which similar voting power is vested will vote together as a single voting group on each matter on which holders of common stock are generally entitled to vote, except as described below.

   On all matters as to which all classes of common stock will vote together as a single class, subject to certain restrictions described below:

  . each share of GlobalCenter group stock will have a number of votes equal to the quotient of the average market value of one share of GlobalCenter group stock during the 20-trading day period ending on the tenth trading day prior to the record date for determining the holders of stock entitled to vote, divided by the average market value of one share of Global Crossing group stock during the same period. However, if this calculation results in the holders of GlobalCenter group stock holding more than 25% of the total voting power of all outstanding shares of common stock, the vote of each share of GlobalCenter group stock will be reduced so that all of the outstanding shares of GlobalCenter group stock represent 25% of the total voting power of all outstanding shares of common stock. The 25% limitation on the total voting power of all outstanding shares of common stock will be eliminated if the outstanding shares of Global Crossing group stock are converted into shares of the GlobalCenter group; and

  . each share of Global Crossing group stock will have one vote.

   If Global Crossing Ltd. issues shares of an additional class of common stock, each share of such additional class of common stock will have a number of votes, including a fraction of one vote or no vote, as Global Crossing Ltd.'s board of directors determines at the time of issuance. Shares issuable with respect to a group's inter-group interest in another group will have no voting rights.

   Accordingly, the relative per share voting rights of GlobalCenter group stock, Global Crossing group stock and any additional class of common stock that is entitled to a number of votes per share based on market values will fluctuate depending on changes in the relative market values of shares of the classes of common stock.

   Global Crossing group stock will have and will retain a substantial majority of the combined voting power of GlobalCenter group stock and Global Crossing group stock because:

  . we expect that initially the aggregate market value of the outstanding shares of Global Crossing group stock will be substantially greater than the aggregate market value of the outstanding shares of GlobalCenter group stock; and

  . the aggregate voting power of all of the outstanding shares of GlobalCenter group stock is limited to 25% of the total voting power of all outstanding shares of common stock, regardless of the market value of the GlobalCenter group stock.

   Fluctuations in the relative voting rights of GlobalCenter group stock, Global Crossing group stock and any additional class of common stock that is subsequently created and entitled to a number of votes per share based on market values could influence an investor interested in acquiring and maintaining a fixed percentage of the voting power of Global Crossing Ltd.'s common stock to acquire such percentage by acquiring the class of common stock having a greater number of votes per share.

   Global Crossing Ltd. will set forth the number of outstanding shares of GlobalCenter group stock, Global Crossing group stock and any additional class of common stock in the Global Crossing Ltd. Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q filed under the Securities Exchange Act of 1934. Global Crossing Ltd. will disclose in any proxy statement for a shareholders' meeting the number of outstanding shares and per share voting rights of GlobalCenter group stock, Global Crossing group stock and additional group stock, if any.

   If shares of only GlobalCenter group stock are outstanding, each share will have one vote and, in situations where GlobalCenter group stock is entitled to vote as a separate voting group with respect to any matter, each share of GlobalCenter group stock will, for purposes of such vote, also have one vote on such matter.

   The holders of Global Crossing group stock or GlobalCenter group stock will not have any rights to vote separately as a class on any matter, except in the case of any required proposal to (1) increase or decrease the authorized shares of the relevant class, other than an increase in authorized shares required to effectuate a conversion of one group into the other group or a distribution to holders of Global Crossing group stock of all or a portion of its inter-group interest in the GlobalCenter group, or (2) amend the terms of that class, and except for the limited single class voting rights provided under Bermuda law, Nasdaq listing rules or stock exchange rules or by the provisions of Global Crossing Ltd.'s bye-laws as determined by the board of directors of Global Crossing Ltd. In addition to the approval of holders of a majority of all shares of stock voting together as a single voting group present at the meeting, the approval of a majority of the outstanding shares of GlobalCenter group stock or Global Crossing group stock present at a meeting, voting as a separate voting group, would be required under Bermuda law to approve any amendment to Global Crossing Ltd.'s bye-laws or the Certificate of Designations relating to that class of common stock that would, among other things, change the designation, rights, preferences or limitations of the shares of that class.

   The following illustration demonstrates the calculation of the number of votes to which each share of GlobalCenter group stock would be entitled on all matters on which the holders of GlobalCenter group stock and the holders of Global Crossing group stock vote as a single voting group, where the average market values calculation does not result in the holders of GlobalCenter group stock holding more than 25% of the total voting power of all outstanding shares of common stock and therefore a reduction in the voting power of each share of GlobalCenter group stock is not required. If:

  . 10 million shares of GlobalCenter group stock and 400 million shares of Global Crossing group stock were outstanding;

  . the average market value for the 20-trading day valuation period was $20 for GlobalCenter group stock; and

  . the average market value for the 20-trading day valuation period was $40 for Global Crossing group stock;

then each share of Global Crossing group stock would have one vote and each share of GlobalCenter group stock would have 0.5 votes based on the following calculation:

 average market value of        =$20 per share        =0.5 votes per share of
GlobalCenter group stock         $40 per share            GlobalCenter group
 average market value of                                  stock
  Global Crossing group
          stock

   As a result, the shares of GlobalCenter group stock would represent 5 million votes, which equals 1.2% of the total voting power of Global Crossing Ltd. and the shares of Global Crossing group stock would represent 400 million votes, which equals 98.8% of the total voting power of Global Crossing Ltd. These amounts are calculated as follows:

 0.5 votes per share of x10 million outstanding shares       =5 million votes
GlobalCenter group stock   of GlobalCenter group stock       for

    1 vote per share        x400 million shares of     GlobalCenter group stock
                                                             =400 million
of Global Crossing group   Global Crossing group stock       votes for
          stock

  5 million votes for GlobalCenter group                  Global Crossing
                  stock                                   group stock
                                          = 1.2% of total voting
                                                power held by GlobalCenter
  5 million votes for GlobalCenter group        group stock
                 stock +
  400 million votes for Global Crossing
               group stock

  400 million votes for Global Crossing   = 98.8% of total voting
               group stock                        power held by Global
  5 million votes for GlobalCenter group          Crossing group stock
                 stock +
  400 million votes for Global Crossing
               group stock

   The following illustration demonstrates the calculation of the number of votes to which each share of GlobalCenter group stock would be entitled on all matters on which the holders of Global Crossing group stock and the holders of GlobalCenter group stock vote as a single voting group, where the average market values calculation does result in the holders of GlobalCenter group stock holding more than 25% of the total voting power of all outstanding shares of common stock and therefore a reduction in the voting power of each share of GlobalCenter group stock is required. If:

  . 200 million shares of GlobalCenter group stock and 400 million shares of Global Crossing group stock were outstanding;

  . the average market value for the 20-trading day valuation period was $50 for GlobalCenter group stock; and

  . the average market value for the 20-trading day valuation period was $40 for Global Crossing group stock;

then each share of Global Crossing group stock would have one vote and each share of GlobalCenter group stock would have 1.25 votes based on the following calculation:

average market value of         =$50 per share      =1.25 votes per share of
   GlobalCenter group            $40 per share          GlobalCenter group
         stock                                          stock
average market value of
 Global Crossing group
         stock

                     x     200 million    =
                           outstanding    250 million votes
   1.25 votes per                                         =   38.5% of total
      share of                                                    voting
                                                              power held by
                           shares of                           GlobalCenter
 GlobalCenter group    GlobalCenter group                      group stock
       stock                 stock

   Because the total voting power of GlobalCenter group stock would exceed the 25% limitation, Global Crossing Ltd. would calculate the maximum number of votes to which the holders of GlobalCenter group stock are entitled in the aggregate by using this formula:

                    x         =         25% of total voting power
                  x + y                   of common stock
   where:

  .x= the maximum number of votes to which the holders of outstanding shares of GlobalCenter group stock are entitled in the aggregate; and

  .y= the number of votes to which the holders of the outstanding shares of Global Crossing group stock are entitled, based on one vote per share.

   Applied to the foregoing facts, this formula results in the following:

                    x             =            0.25
                    x + y

                    x             =            0.25
                 x + 400,000,000

                    x             =            0.25x + 100,000,000

                   0.75x          =            100,000,000

                    x             =            133,333,333 maximumvotes for
                                               holders ofGlobalCenter group
                                               stock

   Global Crossing Ltd. will then calculate the maximum number of votes per share of GlobalCenter group stock as follows:

           x
    the number of shares of GlobalCenter 133,333,333    0.667 votes per share
                                   =                 =
          group stock outstanding        200,000,000    of GlobalCenter group
                                                               stock


  Voting restrictions

   Under Global Crossing Ltd.'s bye-laws, if any shareholder owns, directly, indirectly or constructively under Section 958 of the U.S. Internal Revenue Code or beneficially directly or indirectly as a result of the possession of sole or shared voting power within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated under that act, more than 9.5% of the total voting power of Global Crossing Ltd. common shares, or, in the case of Canadian Imperial Bank of Commerce and its affiliates, collectively, more than 20% of the total voting power of Global Crossing Ltd. common shares, the number of votes of that shareholder will be limited to 9.5% of the aggregate voting power of the Global Crossing Ltd. common shares, or, in the case of Canadian Imperial Bank of Commerce and its affiliates, collectively, to 20% of the aggregate voting power of the Global Crossing Ltd. common shares, based on a formula contained in the bye-laws. The additional votes that could be cast by that shareholder but for the restrictions on voting rights will be allocated to the other shareholders, pro rata based on their number of shares of common stock. Shareholders that have been allocated additional votes may not exceed the voting limitation as a result of that allocation.

   Holders of shares of Global Crossing group stock and holders of GlobalCenter group stock are subject to the voting restrictions currently imposed on holders of existing Global Crossing Ltd. common stock.

Conversion and repurchase

  Conversion of common stock at option of Global Crossing Ltd. at any time

   Except as described below, Global Crossing Ltd.'s board of directors may at any time convert each share of GlobalCenter group stock into a number of shares of Global Crossing group stock or another class of Global Crossing Ltd. common stock, as determined by Global Crossing Ltd.'s board of directors at the time of conversion, equal to the applicable percentage described below of the ratio of the average market value of one share of GlobalCenter group stock to the average market value of one share of the other class of Global Crossing Ltd. common stock during a 20-trading day period. Similarly, except as described below, Global Crossing Ltd.'s board of directors may at any time convert each share of Global Crossing group stock into a number of shares of GlobalCenter group stock or another class of Global Crossing Ltd. common stock, as determined by Global Crossing Ltd.'s board of directors at the time of conversion, equal to a percentage of the ratio of the average market value of one share of Global Crossing group stock to the average market value of one share of the other class of Global Crossing Ltd. common stock during a 20-trading day period. Global Crossing Ltd. will calculate the ratio of average market values as of the fifth trading day prior to the date it mails the conversion notice to holders. The applicable percentage of the ratio of the average market values will be 120% during the first year following the implementation of the tracking stock proposal, 115% during the second year and 110% thereafter.

   Any optional conversion as described above can only be effected if, as of close of business on the last day of the 20-trading day period, the market capitalization of the class of common stock being issued in the conversion exceeds the market capitalization of the class of common stock being converted.

   In addition, if Global Crossing Ltd.'s board of directors determines to issue one or more classes of additional common stock, shares of that class or those classes could be convertible into Global Crossing group stock or GlobalCenter group stock on terms determined by Global Crossing Ltd.'s board of directors at the time of issuance.

   If a tax event occurs at any time, a factor of 100% rather than the percentages discussed above will be applied to the ratio of the average market values. This means that the holders of the class of stock being converted will not receive any premium in a conversion.

   The term "tax event" means the receipt by Global Crossing Ltd. of an opinion of tax counsel to the effect that, as a result of (a) any amendment to, official clarification of, or change or proposed change in, the laws, or interpretation or application of the laws, of Bermuda or the United States or any political subdivision or taxing authority thereof or therein, including:

  . the enactment of any legislation;

  . the publication of any judicial or regulatory decision, determination, pronouncement; or

  . any announced proposed change in law by an applicable legislative committee or the chair thereof, but not including a legislative proposal by an administration until acted upon by the applicable legislative committee or the chair thereof.

regardless of whether the amendment, clarification, change or proposed change is issued to or in connection with a proceeding involving Global Crossing Ltd. as a whole, the Global Crossing group or the GlobalCenter group and regardless of whether the amendment, clarification, change or proposed change is issued to or in connection with a proceeding involving Global Crossing Ltd., the Global Crossing group or the GlobalCenter group and regardless of whether the amendment, clarification, change or proposed change is subject to appeal, there is more than an insubstantial risk that (b):

    . any issuance of Global Crossing group stock or GlobalCenter group stock would be treated for tax purposes as a sale or other taxable disposition by Global Crossing Ltd. or any of its subsidiaries of any of the assets, operations or relevant subsidiaries to which Global Crossing group stock or GlobalCenter group stock relates;

    . the issuance or existence of Global Crossing group stock or GlobalCenter group stock would subject Global Crossing Ltd., its subsidiaries, affiliates, successors or shareholders to the imposition of any tax or other adverse tax consequences that in the reasonable discretion and good faith of Global Crossing Ltd. are more than de minimis; or

    . either Global Crossing group stock or GlobalCenter group stock is not, or at any time in the future will not be, treated for tax purposes solely as common stock of Global Crossing Ltd.

   For purposes of rendering such an opinion, tax counsel will assume that any such legislative or administrative proposals will be adopted or enacted as proposed. For the avoidance of doubt, a tax event does not include the occurrence of any of the events listed in (a) above, if, as a result of a "grandfathering" provision, such event results in not more than an insubstantial risk that the issuance or existence of either Global Crossing group stock or Global Center group stock would result in any of the consequences described in (b) above.

   These provisions allow Global Crossing Ltd. the flexibility to recapitalize two classes of common stock into one class of common stock that would, after the recapitalization, represent an equity interest in the combined businesses of the Global Crossing group or the GlobalCenter group, as the case may be, and the group related to the class of common stock into which Global Crossing group stock or GlobalCenter group stock, as the case may be, is converted. The optional conversion could be exercised at any future time if Global Crossing Ltd.'s board of directors determines that, under particular facts and circumstances then existing, an equity structure consisting of these two classes of stock was no longer in the best interests of all of Global Crossing Ltd.'s shareholders. A conversion could be exercised, however, at a time that is disadvantageous to the holders of one class of stock. For additional information on the risks of a conversion and the limited remedies available to shareholders, see "Risk Factors--Holders of GlobalCenter group stock may not have any remedies for breach of fiduciary duties if any action by directors and officers has a disadvantageous effect on GlobalCenter group stock" and "-- Potential conflicts of interest exist between Global Crossing group stock and GlobalCenter group stock that may be difficult to resolve by Global Crossing Ltd.'s board of directors or that may be resolved adversely to one of the classes."

   Conversion would be based upon the relative market values of Global Crossing group stock or GlobalCenter group stock, as the case may be, and the group related to the class of common stock into which Global Crossing group stock or GlobalCenter group stock, as the case may be, is converted. Many factors could affect the market values of Global Crossing group stock, GlobalCenter group stock or the other class of stock, including Global Crossing Ltd.'s results of operations and those of each of the groups, trading volume and general economic and market conditions. Market values also could be affected by decisions by Global Crossing Ltd.'s board of directors or its management that investors perceive to affect differently one class of stock compared to the other. These decisions could include changes to Global Crossing Ltd.'s tracking stock policies, transfers of assets between groups, allocations of corporate opportunities and financing resources between the groups and changes in dividend policies.

   The following illustration demonstrates the calculation of the number of shares issuable upon conversion of one class of common stock into shares of another class of Global Crossing Ltd. common stock at Global Crossing Ltd.'s option at any time after the second year after the completion of this offering. If:

  . a tax event has not occurred;

  . 10 million shares of GlobalCenter group stock and 400 million shares of Global Crossing group stock were outstanding immediately prior to the conversion;

  . the average market value of one share of GlobalCenter group stock over the 20-trading day valuation period was $20; and

  . the average market value of one share of Global Crossing group stock over the 20-trading day valuation period was $40;

then each share of GlobalCenter group stock could be converted into 0.55 shares of Global Crossing group stock based on the following calculation:

                 average market value of
  110%  x GlobalCenter group stock    = shares of Global Crossing group stock
                 average market value of
               Global Crossing group stock

  1.1   x    $20 per share    =    0.55 shares of Global Crossing group stock
                   $40 per share

  Repurchase for stock of subsidiary

   Global Crossing Ltd.'s board of directors may at any time repurchase on a pro rata basis all of the outstanding shares of GlobalCenter group stock for shares of the common stock of one or more of Global Crossing Ltd.'s wholly-owned subsidiaries that own all of the assets and liabilities attributed to the relevant group.

   If the Global Crossing group still holds an inter-group interest in the GlobalCenter group at the time of any such repurchase of GlobalCenter group stock, the number of shares of those subsidiaries that Global Crossing Ltd. will exchange for GlobalCenter group stock in such repurchase will be equal to the product of the outstanding interest fraction and the number of shares of common stock of each subsidiary that will be outstanding immediately after the repurchase. Global Crossing Ltd. will retain the balance of the shares of those subsidiaries for the Global Crossing group or distribute them to the holders of Global Crossing group stock.

   If the Global Crossing group still holds an inter-group interest in the GlobalCenter group at the time of any such repurchase of Global Crossing group stock, Global Crossing Ltd. will exchange, in addition to shares of one of more subsidiaries that own all of the assets and liabilities attributed to the Global Crossing group, a number of shares of GlobalCenter group stock equal to the number of shares issuable with respect to the Global Crossing group's inter-group interest in the GlobalCenter group to either (1) the holders of Global Crossing group stock or (2) one or more of those Global Crossing group subsidiaries.

   Global Crossing Ltd. may repurchase shares of GlobalCenter group stock for subsidiary stock only if it has legally available funds under Bermuda law.

   These provisions are intended to give Global Crossing Ltd. increased flexibility with respect to spinning off the assets of the GlobalCenter group by transferring the assets of the GlobalCenter group to one or more wholly-owned subsidiaries. As a result of any such repurchase, each of the holders of Global Crossing group stock and the holders of GlobalCenter group stock would hold securities of separate legal entities operating in distinct lines of business. Global Crossing Ltd. currently does not have any intention of spinning off the assets of the GlobalCenter group; however, this repurchase could be authorized by Global Crossing Ltd.'s board of directors at any time in the future if it determines that, under the facts and circumstances then existing, an equity structure comprised of Global Crossing group stock and GlobalCenter group stock is no longer in the best interests of all of Global Crossing Ltd.'s shareholders as a whole.

   The following illustration demonstrates the provisions with respect to a repurchase of all of GlobalCenter group stock for shares of the common stock of one of Global Crossing Ltd.'s wholly-owned subsidiaries that owns all of the assets and liabilities attributed to the GlobalCenter group. If:

  . the Global Crossing group holds an 90% inter-group interest in the GlobalCenter group, resulting in a 10% outstanding interest fraction;

  . 100 million shares of common stock of that GlobalCenter group subsidiary will be outstanding immediately after the repurchase;

then Global Crossing Ltd. will exchange 10 million shares of common stock of that GlobalCenter group subsidiary for GlobalCenter group stock based on the following calculation:

     outstanding       x     the number of shares of common stock of that  =  shares of
    interest fraction        GlobalCenter group subsidiary that will be        GlobalCenter
                             outstanding immediately after the repurchase      group
                                                                               subsidiary


        0.10           x     100 million                =               10 million shares

As a result of the Global Crossing group's 90% inter-group interest, Global Crossing Ltd. will retain the remaining 90 million shares of common stock of that GlobalCenter group subsidiary for the Global Crossing group.

  Mandatory dividend, repurchase or conversion of stock if disposition of group assets occurs

   If Global Crossing Ltd. disposes of all or substantially all of the properties and assets attributed to the GlobalCenter group in a transaction or series of related transactions other than those described below under "-- Exceptions to the mandatory dividend, repurchase or conversion requirement if a disposition occurs," it is required to take action that returns the value of the net proceeds of those assets to the holders of the GlobalCenter group's stock. That action could take the form of a dividend, a repurchase of shares or a conversion into another class of Global Crossing Ltd.'s common stock.

   Accordingly, if Global Crossing Ltd. disposes of all or substantially all of the properties and assets attributed to the GlobalCenter group in a transaction or series of related transactions other than those described below, it will:

  . pay a dividend to the holders of shares of the GlobalCenter group's stock in cash and/or securities or other property having a fair value equal to the net proceeds of the disposition; or

  . if the disposition involves all of the properties and assets, repurchase all outstanding shares of the GlobalCenter group's stock for cash and/or securities or other property having a fair value equal to the net proceeds of the disposition; or

  . if the disposition involves substantially all, but not all, of the properties and assets, repurchase a number of shares of the GlobalCenter group's stock for cash and/or securities or other property having a fair value equal to the net proceeds of the disposition; the number of shares so repurchased will have in the aggregate an average market value, during the 10-trading day period beginning on the 26th trading day following the disposition date; or

  . convert each outstanding share of the GlobalCenter group's stock into a number of shares of another class of Global Crossing Ltd. common stock, as determined by Global Crossing Ltd.'s board of directors at the time of conversion, equal to the applicable percentage, described above under "Conversion of common stock at option of Global Crossing Ltd. at any time," of the ratio of the average market value of one share of stock of the group whose assets are disposed to the average market value of one share of the other class of Global Crossing Ltd. common stock during the 10-trading day period beginning on the 26th trading day following the disposition date.

   Global Crossing Ltd. may only pay a dividend or repurchase shares of GlobalCenter group stock if it has legally available funds under Bermuda law and the amount to be paid to holders is less than or equal to the available distribution amount for the GlobalCenter group. Global Crossing Ltd. will pay the dividend or complete the repurchase or conversion on or prior to the 95th trading day following the disposition date.

   For purposes of determining whether a disposition has occurred, "substantially all of the properties and assets" attributed to the GlobalCenter group means a portion of the properties and assets that represents at least 80% of the then fair value of the properties and assets attributed to the GlobalCenter group.

   The "net proceeds" of a disposition means an amount equal to what remains of the gross proceeds of the disposition after any payment of, or reasonable provision is made as determined by Global Crossing Ltd.'s board of directors for:

  . any taxes Global Crossing Ltd. estimates will be payable by it, or which it estimates would have been payable but for the utilization of tax benefits attributable to another group, in respect of the disposition or in respect of any resulting dividend or repurchase;

  . any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses;

  . any liabilities of or attributed to the GlobalCenter group, including, without limitation, any liabilities for deferred taxes, any indemnity or guarantee obligations incurred in connection with the disposition or otherwise and any liabilities for future purchase price adjustments and any preferential amounts; and

  . any accumulated and unpaid dividends in respect of any preferred stock attributed to the GlobalCenter group.

   Global Crossing Ltd. may elect to pay the dividend or repurchase price either in the same form as the proceeds of the disposition were received or in any other combination of cash, securities or other property that Global Crossing Ltd.'s board of directors or, in the case of securities that have not
been publicly traded for a period of at least     , an independent investment
banking firm, determines will have an aggregate market value of not less than the fair value of the net proceeds.

   The following illustration demonstrates the provisions requiring a mandatory dividend, repurchase or conversion if a disposition occurs following the second year after the consummation of this offering. If:

  . 10 million shares of GlobalCenter group stock were outstanding;

  . the Global Crossing group holds an 90% inter-group interest in the GlobalCenter group, resulting in a 10% outstanding interest fraction;

  . the net proceeds of the sale of substantially all, but not all, of the assets of the GlobalCenter group equals $100 million;

  . the average market value of GlobalCenter group stock during the 10-trading day valuation period was $20 per share; and

  . the average market value of Global Crossing group stock during the 10-trading day valuation period was $40 per share;

then Global Crossing Ltd. could do any of the following:

     (1) pay a dividend to the holders of GlobalCenter group stock equal to:

       outstanding     x       net proceeds              =   dividend per share
        interest           number of outstanding
       fraction                  shares of
                             GlobalCenter group
                                   stock

             0.10      x         $100 million          =      $1 per share
                               10 million shares

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

   As a result of the Global Crossing group's 90% inter-group interest, Global Crossing Ltd. will credit to the Global Crossing group, and charge against the GlobalCenter group, $90 million.

     (2) repurchase for $20 per share a number of shares of GlobalCenter group stock equal to:

       outstanding     x        net proceeds           =              shares of
                            average market value             GlobalCenter group
        interest                     of                                 stock
       fraction              GlobalCenter group
                                    stock

             0.10       x        $100 million           =       500,000 shares
                                 $20 per share

   As a result of the Global Crossing group's 90% inter-group interest, Global Crossing Ltd. will effectively repurchase 4.5 million shares issuable with respect to the Global Crossing group's inter-group interest in the GlobalCenter group for $20 per share by crediting to the Global Crossing group, and charging against the GlobalCenter group, $90 million.

     (3) convert each outstanding share of GlobalCenter group stock into a number of shares of Global Crossing group stock equal to:

      110%     x      average market value of     =   shares of Global Crossing
                      Global Center group stock              group stock
                -------------------------------
                        average market value of
                      Global Crossing group stock


       1.1     x      $20 per share               =   0.55 shares of Global
                -------------------------------        Crossing group stock
                      $40 per share

   Global Crossing Ltd.'s board of directors may, within two years after a dividend or repurchase following a disposition of substantially all, but not all, of the properties and assets attributed to the GlobalCenter group, convert each outstanding share of the GlobalCenter group's stock into a number of shares of another class of Global Crossing Ltd. common stock, as determined by Global Crossing Ltd.'s board of directors at the time of conversion, equal to 110% of the ratio of the average market values of one share of stock of the GlobalCenter group to one share of the other class of Global Crossing Ltd.'s common stock over a 20-trading day period, unless Global Crossing Ltd. would be entitled to convert without any premium as described under "--Conversion of common stock at option of Global Crossing Ltd. at any time." In that event, there will be no premium. Global Crossing Ltd. will calculate the ratio of average market values as of the fifth trading day prior to the date it mails the conversion notice to holders.

   The following illustration demonstrates the calculation of the number of shares issuable upon conversion of GlobalCenter group stock into shares of another class of Global Crossing Ltd. common stock within two years after a dividend following a disposition of substantially all of the GlobalCenter group's assets. If:

  . the Global Crossing group holds an 90% inter-group interest in the GlobalCenter group, resulting in a 10% outstanding interest fraction;

  . the average market value of GlobalCenter group stock during the 20-trading day valuation period was $20 per share; and

  . the average market value of Global Crossing group stock during the 20-trading day valuation period was $80 per share;

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then each share of GlobalCenter group stock could be converted into 0.275 shares of Global Crossing group stock based on the following calculation:

                      average market value
                               of
    110%x GlobalCenter group stock =shares of Global Crossing  group stock
                      average market value
                               of
                         Global Crossing
                           group stock

    1.1   x    $20 per share    =    0.275 shares of Global Crossing
                      $80 per share                  group stock

   Exceptions to the mandatory dividend, repurchase or conversion requirement if a disposition occurs. Global Crossing Ltd. is not required to take any of the above actions for any disposition of all or substantially all of the properties and assets attributed to the GlobalCenter group in a transaction or class of related transactions that results in Global Crossing Ltd. receiving for those properties and assets primarily equity securities of any entity which:

  . acquires those properties or assets or succeeds to the business conducted with those properties or assets or controls such acquiror or successor; and

  . is primarily engaged or proposes to engage primarily in one or more businesses similar or complementary to the business conducted by the GlobalCenter group prior to the disposition, as determined by Global Crossing Ltd.'s board of directors.

   The purpose of this exception is to enable Global Crossing Ltd. technically to "dispose" of properties or assets of a group to other entities, including joint ventures, engaged or proposing to engage in businesses similar or complementary to those of the GlobalCenter group without requiring a dividend on, or a repurchase or conversion of, the class of stock of the GlobalCenter group, so long as Global Crossing Ltd. receives an equity interest in that entity. Global Crossing Ltd. is not required to control that entity, whether by ownership or contract provisions.

   Global Crossing Ltd. is also not required to effect a dividend, repurchase or conversion if the disposition is:

  . of all or substantially all of Global Crossing Ltd.'s properties and assets in one transaction or a series of related transactions in connection with its dissolution and the distribution of its assets to shareholders;

  . on a pro rata basis, such as in a spin-off, to the holders of all outstanding shares of GlobalCenter group stock and, to the extent that the GlobalCenter group holds an inter-group interest in the group whose assets are being disposed, the group not subject to the disposition;

  . made to any person or entity controlled by Global Crossing Ltd., as determined by Global Crossing Ltd.'s board of directors; or

  . a disposition conditioned upon the affirmative vote of a majority of all votes cast by the holders of the GlobalCenter group's stock, voting as a separate class.

   Notices if disposition of group assets occurs. Not later than the 20th trading day after the consummation of a disposition, Global Crossing Ltd. will announce publicly by press release:

  . the net proceeds of the disposition;

  . the number of shares outstanding of GlobalCenter group stock;

  . the number of shares of the GlobalCenter group's stock into or for which convertible securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price of those convertible securities; and

  . if applicable, the outstanding interest fraction on the date of the notice.


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   Not earlier than the 36th trading day and not later than the 40th trading day after the consummation of the disposition, Global Crossing Ltd. will announce publicly by press release whether it will pay a dividend or repurchase shares of stock with the net proceeds of the disposition or convert the shares of GlobalCenter group stock into another class of Global Crossing Ltd. common stock.

   Global Crossing Ltd. will mail to each holder of shares of the GlobalCenter group the additional notices and other information required by Global Crossing Ltd.'s bye-laws.

   Selection of shares for repurchase. If fewer than all of the outstanding shares of GlobalCenter stock are to be repurchased, Global Crossing Ltd. will repurchase those shares proportionately from among the holders of outstanding shares of GlobalCenter group stock or by such method as may be determined by Global Crossing Ltd.'s board of directors to be equitable.

   Fractional interests; transfer taxes. Global Crossing Ltd. will not be required to issue fractional shares of any capital stock or any fractional securities to any holder of GlobalCenter group stock upon any conversion, repurchase, dividend or other distribution described above. If a fraction is not issued to a holder, Global Crossing Ltd. will pay cash instead of that fraction.

   Global Crossing Ltd. will pay all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of any shares of capital stock and/or other securities on repurchase or conversion of shares.

  Liquidation rights

   Currently, in the event of dissolution of Global Crossing Ltd. after payment or provision for payment of its debts and other liabilities and the payment of full preferential amounts to which the holders of any preferred stock are entitled, the holders of existing common stock are entitled to share equally in Global Crossing Ltd.'s remaining net assets.

   In the event of Global Crossing Ltd.'s dissolution, after payment or provision for payment of the debts and other liabilities and full preferential amounts to which holders of any preferred stock are entitled, the holders of Global Crossing group stock, the holders of GlobalCenter group stock and the holders of any additional tracking stock that is subsequently created will be entitled to receive Global Crossing Ltd.'s assets remaining, if any, for distribution to holders of common stock on a per share basis in proportion to the liquidation units per share of such class.

   The liquidation rights of the class will be as follows:

  . each share of Global Crossing group stock will have one liquidation unit;
    and

  . each share of GlobalCenter group stock will have     liquidation units;
    and

  . if we issue an additional class or classes of common stock, each share of an additional class of common stock will have a number of liquidation units, including a fraction of one liquidation unit, as Global Crossing Ltd.'s board of directors shall determine at the time of issuance.

   The number of liquidation units to which each share of GlobalCenter group stock is entitled will not be changed without the approval of the holders of GlobalCenter group stock voting as a separate voting group, except in the limited circumstances described below. As a result, after the date of the calculation of the number of liquidation units to which GlobalCenter group stock is entitled, the liquidation rights of the holders of GlobalCenter group stock may not bear any relationship to the relative market values or the relative voting rights of the two classes and any additional class of tracking stock.

   No holder of GlobalCenter group stock will have any special right to receive specific assets of the GlobalCenter group in the case of Global Crossing Ltd.'s dissolution.

   If Global Crossing Ltd. subdivides or combines the outstanding shares of GlobalCenter group stock or declares a dividend or other distribution of shares of GlobalCenter group stock to holders of GlobalCenter group stock, the number of liquidation units of the other class or classes of stock will be appropriately adjusted. This adjustment will be made by Global Crossing Ltd.'s board of directors, to avoid any dilution in the aggregate, relative liquidation rights of any class of stock.

   Neither a consolidation, merger or share exchange of Global Crossing Ltd. into or with any other corporation, nor any sale, conveyance, lease, exchange or transfer of all or substantially all of its assets, will, alone, be deemed to cause the dissolution of Global Crossing Ltd., for purposes of these liquidation provisions.

  Determinations by the board of directors

   Any determinations made in good faith by Global Crossing Ltd.'s board of directors with respect to GlobalCenter group stock and Global Crossing group stock will be final and binding on all of Global Crossing Ltd.'s shareholders.

  Preemptive rights

   The holders of GlobalCenter group stock will not have any preemptive rights.

Global Crossing group stock

  Inter-group interest

   The Global Crossing group's inter-group interest in the GlobalCenter group, and the limitations on the GlobalCenter group's ability to acquire an inter-group interest in the Global Crossing group, are described under "-- GlobalCenter group stock--Inter-group interest."

  Dividends

   Dividends on Global Crossing group stock will be limited to the lesser of:

  . the funds of Global Crossing Ltd. legally available for distributions under Bermuda law; and

  . the Global Crossing group available distribution amount.

   The Global Crossing group available distribution amount will be calculated in a manner similar to the manner in which the GlobalCenter group available distribution amount is calculated. See "--GlobalCenter group stock-- Dividends."

   If the Global Crossing group's inter-group interest in the GlobalCenter group has been eliminated and the GlobalCenter group has acquired an inter-group interest in the Global Crossing group, at the time of any dividend on the outstanding shares of Global Crossing group stock, Global Crossing Ltd. will credit to the combined financial statements of the GlobalCenter group, and charge against the combined financial statements of the Global Crossing group, a corresponding amount in respect of the GlobalCenter group's inter-group interest in the Global Crossing group.

  Conversion and Repurchase

   Global Crossing group stock is subject to the conversion and repurchase provisions described under "--GlobalCenter group stock--Conversion and repurchase."

  Voting rights

   The holders of Global Crossing group stock have the voting rights described under "--GlobalCenter group stock--Voting rights."

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

  Liquidation rights

   In the event of the dissolution of Global Crossing Ltd., the holders of Global Crossing group stock are entitled to receive funds as described under "--GlobalCenter group stock--Liquidation rights."

  Preemptive rights

   The holders of Global Crossing group stock will not have any preemptive rights.

Additional classes of common stock

   Although Global Crossing Ltd. does not have any current plan to issue any additional classes of common stock, Global Crossing Ltd.'s board of directors may decide to authorize the issuance of shares of one or more classes of common stock in addition to Global Crossing group stock and GlobalCenter group stock. Global Crossing Ltd.'s board of directors will have the authority to do so in its sole discretion and without further shareholder approval, except as may be provided by Bermuda law, Nasdaq listing rules or the rules of any stock exchange on which any class of outstanding common stock may then be listed.

   If Global Crossing Ltd.'s board of directors decides to issue additional classes of common stock, Global Crossing Ltd. may establish a new group to which such new class of common stock relates either by allocating to it newly acquired assets or by reallocating to it assets and liabilities from any one or more of the Global Crossing group, the GlobalCenter group or any previously created additional group. In the latter case, the group or groups to which those assets and liabilities were previously attributed would hold an inter-group interest in the new group.

   At the time of issuance of any class of additional common stock, Global Crossing Ltd.'s board of directors will determine the dividend, voting and liquidation rights and conversion, repurchase and other provisions applicable to that additional common stock. Any additional common stock issued may be convertible into either Global Crossing group stock or GlobalCenter group stock on such terms as may be determined by Global Crossing Ltd.'s board of directors.

   Global Crossing Ltd.'s board of directors also may determine at the time of issuance of any additional common stock that the additional group may acquire an inter-group interest in either the Global Crossing group or the GlobalCenter group, or both. Alternatively, Global Crossing Ltd.'s board of directors may permit the Global Crossing group or the GlobalCenter group, or both, to acquire an inter-group interest in the additional group.

   Share dividends in Global Crossing group stock or GlobalCenter group stock and distributions of assets attributed to the Global Crossing group or the GlobalCenter group to the holders of additional tracking stock may be made only with respect to that additional group's inter-group interest, if any, in the particular group.

Certain anti-takeover provisions of Bermuda law and Global Crossing Ltd.'s bye-laws

   The following discussion concerns certain provisions of Bermuda law and Global Crossing Ltd.'s bye-laws that could be viewed as having the effect of discouraging an attempt to obtain control of Global Crossing Ltd.

  Authorized but unissued shares of common stock

   Global Crossing Ltd. may from time to time issue up to 4,500,000,000 shares of common stock in two or more classes, as determined by its board of directors. Global Crossing Ltd. will not solicit approval of its shareholders for the issuance of authorized but unissued shares of common stock unless Global Crossing Ltd.'s board of directors believes that approval is advisable or is required by Bermuda law, Nasdaq listing rules or stock exchange rules.

   The existence of authorized, unissued and unreserved common stock could enable Global Crossing Ltd.'s board of directors to issue shares to persons friendly to current management, which could render more difficult, or discourage, an attempt to obtain control of Global Crossing Ltd. by means of a merger, tender offer, proxy contest or otherwise, and protect the continuity of Global Crossing Ltd.'s management. These additional shares also could be used to dilute the share ownership of persons seeking to obtain control of Global Crossing Ltd.

   The existence of tracking stock, as opposed to a stand-alone entity, may limit potential unsolicited acquisitions since a person interested in acquiring only one group without negotiation with Global Crossing Ltd.'s management would still be required to seek control of the voting power represented by all of the outstanding common stock of Global Crossing Ltd. entitled to vote on that acquisition, including the classes of common shares related to the other groups.

  Shareholder nominations and proposals

   Global Crossing Ltd.'s bye-laws provide that any shareholder may present a nomination for a directorship or a proposal at an annual meeting of shareholders only if the nominee for director has been approved by the board of directors or advance notice of a nomination or proposal has been delivered to Global Crossing Ltd. not less than 120 days or more than 150 days prior to date which is 12 months after the anniversary of the release of the proxy statement to shareholders for the annual meeting held in the prior year.

   The foregoing notice must describe, among other things, all information relating to each nominee for director that is required to be disclosed in solicitations of proxies for election of directors and the number of shares owned by such person.

   These procedural requirements could have the effect of delaying or preventing the submission of matters proposed by any shareholder to a vote of the shareholders.

  Voting and transfer restrictions

   Voting restriction. Pursuant to Global Crossing Ltd.'s bye-laws, each share of Global Crossing Ltd. common stock has one vote, except that if any shareholder owns, directly, indirectly or constructively under Section 958 of the Internal Revenue Code or beneficially directly or indirectly as a result of the possession of sole or shared voting power within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated under that act, more than 9.5% of the voting power of the common stock, or, in the case of Canadian Imperial Bank of Commerce and its affiliates, collectively, more than 20% of the total voting power of the Global Crossing Ltd. capital stock, the number of votes of that shareholder will be limited to 9.5% of the aggregate voting power of the Global Crossing Ltd. common stock, or, in the case of Canadian Imperial Bank of Commerce and its affiliates, collectively, to 20% of the aggregate voting power of the Global Crossing Ltd. capital stock, based on a formula contained in the bye-laws. The additional votes that could be cast by that shareholder but for the restrictions on voting rights will be allocated to the other shareholders, pro rata based on their number of shares of common stock. Shareholders that have been allocated additional votes may not exceed the voting limitation as a result of that allocation.

   Transfer restriction. The bye-laws also provide that any transfer of shares of common stock or any interest in those shares that results in a shareholder, other than Pacific Capital Group, GKW Unified Holdings, Canadian Imperial Bank of Commerce, Continental Casualty Company or MRCo or their affiliates or certain lenders to any of them, beneficially owning within the meaning of Section 13(d) of the Exchange Act, directly or indirectly, 5% of the outstanding shares of common stock, if that shareholder is a natural person, or otherwise 9.5% of the outstanding shares of common stock, without the approval of a majority of the members of the board of directors and of a majority of votes cast by shareholders at a meeting called to approve the transfer will not be registered in the share register and will be void and of no effect. Amendments to the voting reallocation and transfer restriction provisions of the bye-laws require the approval of Global Crossing Ltd.'s board of directors and shareholders holding at least 75% of the votes of all outstanding shares of common stock. In the event of

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

any amendment to these bye-laws, under certain circumstances, Global Crossing Ltd. has the obligation to indemnify and hold harmless any shareholder who, as a result of that amendment, becomes subject to treatment as a "U.S. Shareholder" for purposes of Section 951 et seq. of the Internal Revenue Code from and against all losses, costs, damages, liabilities and expenses directly or indirectly arising out of that treatment.

   These voting reallocation and transfer restrictions could make it difficult for any person or group of persons acting in concert, other than certain existing owners, to acquire control of Global Crossing Ltd. without approval of Global Crossing Ltd.'s board of directors.

  Staggered board

   Global Crossing Ltd.'s board of directors is divided into three classes of directors serving staggered three-year terms. Each class consists of, as nearly as possible, one-third of the total number of directors.

   The classification of directors makes it more difficult for shareholders to change the composition of Global Crossing Ltd.'s board of directors. At least two annual meetings of shareholders, instead of one, generally will be required to change the majority of Global Crossing Ltd.'s board of directors. The classification provisions of Global Crossing Ltd.'s bye-laws could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Global Crossing Ltd.

Stock transfer agent and registrar

   Global Crossing Ltd.'s existing stock transfer agent and registrar, EquiServe, will act as the stock transfer agent and registrar for both Global Crossing group stock and GlobalCenter group stock.

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

     CERTAIN UNITED STATES FEDERAL INCOME TAX AND BERMUDA TAX CONSEQUENCES

United States federal income tax consequences

   The following discussion is a summary of the material United States federal income tax consequences to United States persons of the ownership of GlobalCenter group stock. This discussion is based on the Internal Revenue Code, applicable Treasury regulations, administrative rulings and pronouncements and judicial decisions as of the date of this document, all of which could change. Any change, which may be retroactive, could alter the tax consequences we discuss in this document. In particular, Congress could enact legislation affecting the treatment of stock with characteristics similar to GlobalCenter group stock, or the Treasury could issue regulations that change current law. Any future legislation or regulations could apply retroactively to the offering of GlobalCenter group stock. Unless otherwise specified, when we use the term "Global Crossing Ltd." in this discussion, we are referring to Global Crossing Ltd. without any of its subsidiaries. You are a United States person if you are

  . a citizen or resident of the United States;

  . a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

  . an estate, the income of which is subject to United States federal income taxation regardless of its source;

  . a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

   The discussion below, except where specifically noted, does not address the effects of any state, local or non-United States tax laws. In addition, the discussion below assumes that you hold your GlobalCenter group stock and will hold your GlobalCenter group stock as a capital asset, and does not address the tax consequences that may be relevant to you in light of your particular circumstances. Moreover, it does not present a description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

  . a dealer in securities or currencies;

  . a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

  . a financial institution;

  . an insurance company;

  . a tax-exempt organization;

  . a person liable for alternative minimum tax;

  . a person holding stock as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

  . a person owning 10% or more of the voting stock of Global Crossing Ltd.
    or any of its non-United States corporate subsidiaries;

  . a United States person whose "functional currency" is not the United
    States dollar; or

  . not a United States person.

   Tax matters are very complicated, and the tax consequences to you of the purchase, ownership or disposition of GlobalCenter group stock will depend upon the facts of your particular situation. We encourage you to consult your own tax advisors with regard to the application of the federal income tax laws, as well as to the applicability and effect of any state, local or foreign tax laws to which you may be subject.


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

   In the opinion of Simpson Thacher & Bartlett, our counsel, for federal income tax purposes, GlobalCenter group stock will be considered common stock of Global Crossing Ltd. Accordingly, for federal income tax purposes, we believe neither you nor Global Crossing Ltd. or any of its subsidiaries will recognize any income, gain or loss as a result of the issuance of GlobalCenter group stock.

   No ruling has been sought from the Internal Revenue Service, which we refer to as the "IRS." The IRS has announced that it will not issue advance rulings on the classification of an instrument whose dividend rights are determined by reference to the earnings of a segregated portion of the issuing corporation's assets, including assets held by a subsidiary. Simpson Thacher & Bartlett's opinion is not binding on the IRS. In addition, there are no court decisions or other authorities bearing directly on the classification of instruments with characteristics similar to those of GlobalCenter group stock. It is possible, therefore, that the IRS could assert that the issuance of GlobalCenter group stock could result in taxation to Global Crossing Ltd. or its subsidiaries.

   The Clinton Administration proposed legislation in February 2000 dealing with tracking stock such as GlobalCenter group stock. Such proposal would, among other things, grant authority to the Secretary of the Treasury to treat tracking stock as something other than stock or as stock of another entity. The proposal also would treat the receipt of stock similar to GlobalCenter group stock in exchange for other stock in the corporation or in a distribution by the issuing corporation as taxable to the shareholders. If this proposal is enacted, it could have adverse tax consequences for you or Global Crossing Ltd. or any of its subsidiaries. A similar proposal was made in 1999. Congress did not act on the 1999 proposal, and Global Crossing Ltd. cannot predict whether Congress will act upon this proposal or any other proposal relating to tracking stock. Global Crossing Ltd. may convert GlobalCenter group stock or Global Crossing group stock into shares of the other series without any premium if there is more than an insubstantial risk of adverse United States federal income tax developments. The proposal of the Clinton Administration would be such an adverse development if it is implemented or results in certain legislative action.

  Distributions

   Distributions made to you on or with respect to GlobalCenter group stock will be treated as dividends and will be taxable as ordinary income to the extent that those distributions are made out of Global Crossing Ltd.'s current or accumulated earnings and profits as determined for United States federal income tax purposes. Subject to the passive foreign investment company rules discussed below, to the extent that the amount of any distribution exceeds Global Crossing Ltd.'s current or accumulated earnings and profits for a taxable year, the excess will be treated as a tax-free return of capital which reduces your tax basis in the GlobalCenter group stock to the extent of the tax basis, and any remaining amount will be treated as capital gain from the sale or exchange of property. If you are a corporation you generally will not be entitled to claim a dividends received deduction with respect to distributions made on or with respect to your GlobalCenter group stock because Global Crossing Ltd. is a foreign corporation. Global Crossing Ltd. does not currently pay dividends on its common stock and does not anticipate paying dividends on GlobalCenter group stock in the foreseeable future.

   For so long as Global Crossing Ltd. is a "United States-owned foreign corporation", distributions with respect to the GlobalCenter group stock that are taxable as dividends generally will be treated for United States foreign tax credit purposes as either (1) foreign source "passive income" or, in the case of some holders of GlobalCenter group stock, foreign source "financial services income" or (2) United States source income, in proportion to the earnings and profits of Global Crossing Ltd. in the year of the distribution allocable to foreign and United States sources, respectively. For this purpose, Global Crossing Ltd. will be treated as a United States-owned foreign corporation so long as stock representing 50% or more of the voting power or value of Global Crossing Ltd. is owned, directly or indirectly, by United States persons.

  Disposition

   Subject to the passive foreign investment company and controlled foreign corporations rules discussed below, gain or loss you realize on the sale, exchange or other taxable disposition of GlobalCenter group stock

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

will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on that sale, exchange or other disposition and your adjusted tax basis in the GlobalCenter group stock surrendered. The gain or loss will be long term capital gain or loss if your holding period for the GlobalCenter group stock is more than one year. Any gain or loss so realized will generally be United States source. Your ability to deduct capital losses is subject to limitations.

  Passive Foreign Investment Company

   In general, Global Crossing Ltd. will be classified as a "passive foreign investment company" for any taxable year if either (1) at least 75% of Global Crossing Ltd.'s gross income is passive income or (2) at least 50% of the value, determined on the basis of a quarterly average, of Global Crossing Ltd.'s assets produce or are held for the production of passive income. If Global Crossing Ltd. owns at least 25%, by value, of another company's stock, Global Crossing Ltd. will be treated, for purposes of the passive foreign investment company rules, as owning its proportionate share of the assets and receiving its proportionate share of the income of that company. We believe that Global Crossing Ltd. is not a passive foreign investment company and we do not expect it to become a passive foreign investment company in the future for United States federal income tax purposes, although we cannot assure you in this regard. See "Risk Factors--Holders of GlobalCenter group stock may be subject to Foreign Personal Holding Company, Passive Foreign Investment Company, Controlled Foreign Corporation and Personal Holding Company rules". This conclusion is a factual determination made annually and is subject to change. In addition, it is based, in part, on interpretations of existing law that we believe are reasonable, but which have not been approved by any taxing authority.

   If Global Crossing Ltd. is classified as a passive foreign investment company in any year with respect to which a United States person is a shareholder, Global Crossing Ltd. generally will continue to be treated as a passive foreign investment company with respect to that shareholder in all succeeding years, regardless of whether it continues to meet the income or asset test described above, subject to certain possible shareholder elections that may apply in some circumstances.

   If Global Crossing Ltd. is treated as a passive foreign investment company

  . Distributions made by Global Crossing Ltd., including distributions made on or with respect to GlobalCenter group stock, during a taxable year to a shareholder with respect to its stock that are "excess distributions", which are generally defined as the excess of the amount received with respect to that stock in any taxable year over 125% of the average received in the shorter of either the three previous years or the shareholder's holding period before the taxable year, must be allocated ratably to each day of the shareholder's holding period. The amounts allocated to the current taxable year and to taxable years before the first year in which Global Crossing Ltd. was classified as a passive foreign investment company are included as ordinary income in the shareholder's gross income for that current year. The amount allocated to each other prior passive foreign investment company taxable year is subject to tax at the highest rate in effect for that taxable year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes.

  . The entire amount of any gain realized upon the sale or other disposition including for these purposes, a pledge of GlobalCenter group stock, will be treated as an excess distribution made in the year of sale or other disposition. As a result, that gain will be treated as ordinary income and, to the extent allocated to PFIC years before the year of sale or disposition, will be subject to the interest charge described above. In addition, shareholders who acquire their GlobalCenter group stock from decedents generally will not receive a "stepped up" basis in the stock. Instead, these shareholders will have a tax basis equal to the lower of the fair market value of the stock or the decedent's basis.

   The special passive foreign investment company tax rules described above will not apply to a holder of GlobalCenter group stock if the shareholder (1) elects to have Global Crossing Ltd. treated as a "qualified electing fund" or
(2) makes a mark to market election.

  . Qualified electing fund election. If Global Crossing Ltd. is treated as a passive foreign investment company, it intends to notify its shareholders and to provide to its shareholders all information that may be required to make the qualified electing fund election effective. A shareholder that makes a qualified electing fund election will be taxable currently on its pro rata share of Global Crossing Ltd.'s ordinary earnings and net capital gain, at ordinary income and capital gain rates, respectively, for each taxable year of Global Crossing Ltd. during which it is treated as a passive foreign investment company, regardless of whether or not distributions were received. The shareholder's basis in the GlobalCenter group stock will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the GlobalCenter group stock and will not be taxed again as a distribution to the shareholder.

  . Mark to market election. The mark to market election is only available with respect to stock that is regularly traded on a qualified exchange, including specified United States exchanges and other exchanges designated by the United States Treasury. We have applied to list the GlobalCenter group stock on the Nasdaq National Market which is a qualified exchange for purposes of the mark to market election, although no assurance can be given that the GlobalCenter group stock will be regularly traded for these purposes. In general, an electing shareholder will include in each year as ordinary income the excess, if any, of the fair market value of that stock at the end of the taxable year over its adjusted basis and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of that stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark to market election. The electing shareholder's basis in the stock will be adjusted to reflect any of these income or loss amounts. Any gain or loss on the sale of the GlobalCenter group stock will be ordinary income or loss, except that a loss will be ordinary loss only to the extent of the previously included net mark to market gain.

   A shareholder who owns GlobalCenter group stock during any year that Global Crossing Ltd. is a passive foreign investment company must file IRS Form 8621. Shareholders are urged to consult their tax advisors concerning the United States federal income tax consequences of holding GlobalCenter group stock if Global Crossing Ltd. is a passive foreign investment company, including the advisability and availability of making any of the elections described above.

  Foreign Personal Holding Company

   A foreign corporation will be classified as a foreign personal holding company if:

  . at any time during the corporation's taxable year, five or fewer individuals, who are United States citizens or residents, directly or indirectly own more than 50% of the corporation's stock by either voting power or value; we refer to this as the "shareholder test"; and

  . the corporation receives at least 60% of its gross income (50% after the initial year of qualification), as adjusted, for the taxable year from certain passive sources; we refer to this as the "income test."

   It is possible that Global Crossing Ltd. or one of its non-United States subsidiaries will meet the income test in a given year. However, we do not expect that the shareholder test will be met. Accordingly, it is not expected that Global Crossing Ltd. or any of its non-United States subsidiaries will be treated as a foreign personal holding company, although we cannot assure you in this regard. Global Crossing Ltd. intends to manage its affairs so as to attempt to avoid or minimize having income imputed to its shareholders under these rules, to the extent this management of its affairs is consistent with its business goals.

   If Global Crossing Ltd. or one of its non-United States subsidiaries were classified as a foreign personal holding company, all shareholders, including certain indirect holders, regardless of their percentage ownership, would be required to include in income, as a dividend, their pro rata share of Global Crossing Ltd.'s or its relevant non-United States subsidiary's undistributed foreign personal holding company income if they were holders on the last day of Global Crossing Ltd.'s taxable year or, if earlier, the last day on which Global Crossing Ltd. satisfied the shareholder test. Foreign personal holding company income is generally equal to taxable income with certain adjustments. In addition, if Global Crossing Ltd. were classified as a foreign personal holding company, shareholders who acquire their GlobalCenter group stock from decedents would not receive a "stepped-up" basis in that stock. Instead, these shareholders would have a tax basis equal to the lower of the fair market value of the stock or the decedent's basis.

  Personal Holding Company

   A corporation classified as a personal holding company is subject to a 39.6% tax on its undistributed personal holding company income. Foreign corporations like Global Crossing Ltd. determine their liability for personal holding company tax by considering only (1) gross income derived from United States sources and (2) gross income that is effectively connected with a United States trade or business. A corporation will be classified as a personal holding company if:

  . at any time during the last half of the corporation's taxable year, five or fewer individuals own more than 50% of the corporation's stock measured by value, directly or indirectly; and

  . the corporation receives at least 60% of its adjusted gross income from certain passive sources.

   However, if a corporation is a foreign personal holding company or a passive foreign investment company, it cannot be a personal holding company. It is possible that Global Crossing Ltd. or one of its subsidiaries will meet the income test in a given year. However, it is not expected that the shareholder test will be met. Accordingly, it is not expected that Global Crossing Ltd. or any of its subsidiaries will be treated as a personal holding company, although we cannot assure you in this regard. Global Crossing Ltd. intends to manage its affairs so as to attempt to avoid or minimize the imposition of the personal holding company tax, to the extent this management of its affairs is consistent with its business goals.

  Controlled Foreign Corporations

   For purposes of this discussion, when we use the term "10% United States shareholders", we mean United States persons who individually own, or are deemed for United States federal income tax purposes to own, under complex attribution and constructive ownership rules, 10% or more of the voting stock of Global Crossing Ltd. or any of its non-United States subsidiaries.

   If 10% United States shareholders own, in the aggregate, more than 50%, measured by voting power or value, of the shares of Global Crossing Ltd. or any of its non-United States corporate subsidiaries, directly, indirectly, or by attribution, Global Crossing Ltd. or any of its non-United States subsidiaries would be a controlled foreign corporation. If characterized as controlled foreign corporations, then a portion of the undistributed income of Global Crossing Ltd. and its non-United States subsidiaries may be includible in the taxable income of 10% United States shareholders of those entities, and a portion of the gain recognized by 10% United States shareholders on the disposition of their shares in Global Crossing Ltd., including shares of GlobalCenter group stock, which could otherwise qualify for capital gains treatment, may be converted into ordinary dividend income. It is possible that Global Crossing Ltd. and its non-United States subsidiaries may be controlled foreign corporations or may become controlled foreign corporations in the future. However, as discussed above, controlled foreign corporation status generally only has potentially adverse consequences to 10% United States shareholders.

   In order to attempt to prevent any United States person from being a 10% United States shareholder of Global Crossing Ltd., the bye-laws of Global Crossing Ltd. generally provide, among other things, that no holder of common stock in Global Crossing Ltd. or any group of holders through whom ownership may be attributed to another holder by the constructive ownership or attribution rules of Section 958 of the Internal Revenue Code will be allowed to cast votes with respect to more than 9.5% of the common stock, and some restrictions have been placed on the transferability of shares. See "Description of Capital Stock--Certain anti-takeover provisions of Bermuda law and Global Crossing Ltd.'s bye-laws--Voting and transfer restrictions." We cannot assure you that these limitations will prevent the characterization of Global Crossing Ltd. or any of its non-United States subsidiaries as a controlled foreign corporation or of any shareholder as a 10% United States shareholder. However, a shareholder that owns directly less than 10% of the common stock generally will not be treated as a 10% United States shareholder unless it is attributed common stock owned by other shareholders.

  Information Reporting and Backup Withholding

   In general, information reporting requirements will apply to dividends in respect of the GlobalCenter group stock or the proceeds received on the sale, exchange, or redemption of the GlobalCenter group stock paid within the United States and, in some cases, outside of the United States, to shareholders other than certain exempt recipients, such as corporations, and a 31% backup withholding may apply to the amounts if the shareholder fails to provide an accurate taxpayer identification number or to report dividends required to be shown on its United States federal income tax returns. The amount of any backup withholding from a payment to a shareholder will be allowable as a refund or credit against the shareholder's United States federal income tax liability, provided that the required information or appropriate claim for refund is furnished to the Internal Revenue Service.

Bermuda tax consequences

   As of the date of this document, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable in respect of capital gains realized on a disposition of GlobalCenter group stock or in respect of distributions made on or with respect to GlobalCenter group stock. Under current Bermuda law, neither Global Crossing Ltd. nor GlobalCenter is subject to tax on income or capital gains. Furthermore, Global Crossing Ltd. has obtained from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of that tax will not be applicable to Global Crossing Ltd. or to any of its operations or the shares, debentures or other obligations of Global Crossing Ltd., until March 28, 2016. This undertaking does not, however, prevent the application of any tax or duty to persons ordinarily resident in Bermuda or of any tax payable pursuant to The Land Tax Act 1967 of Bermuda or otherwise payable in relation to land leased to Global Crossing Ltd.

                                 UNDERWRITERS

    Under the terms and subject to the conditions contained in an underwriting
agreement dated    , 2000, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of GlobalCenter group stock set forth opposite the names of the underwriters below:

Name                                                            Number of Shares
----                                                            ----------------
Morgan Stanley & Co. Incorporated..............................
Credit Suisse First Boston Corporation.........................
Chase Securities Inc...........................................
Bear, Stearns & Co. Inc........................................
Donaldson, Lufkin & Jenrette Securities Corporation............
Goldman, Sachs & Co............................................
Salomon Smith Barney Inc.......................................
                                                                      ----
  Total........................................................
                                                                      ====

   The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of shares of GlobalCenter group stock are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of GlobalCenter group stock offered hereby if any are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

   The underwriters initially propose to offer part of the shares of GlobalCenter group stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that
represents a concession not in excess of $   a share under the public offering
price. Any underwriter may allow, and such dealers may reallow, a concession
not in excess of $   a share to other underwriters or to certain dealers.
After the initial offering of the shares of GlobalCenter group stock, the offering price and other selling terms may from time to time be varied by the underwriters.

   Global Crossing Ltd. has granted to the underwriters an option, exercisable within 30 days of the date of the underwriting agreement, to purchase up to an
additional     shares of GlobalCenter group stock at the public offering price listed on the front cover of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of GlobalCenter group stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of GlobalCenter group stock as the number listed next to that underwriter's name in the preceding table bears to the total number of shares of GlobalCenter group stock listed in the preceding table. If the underwriters' over-allotment option is exercised in full, the total price to
public would be $    , the total underwriters' discounts and commissions would
be $    and the total proceeds to Global Crossing and GlobalCenter would be
$    .

   Global Crossing Ltd. has applied for quotation of the GlobalCenter group stock on the Nasdaq National Market under the symbol "GCTR."

   At the request of Global Crossing Ltd., the underwriters have reserved for
sale, at the initial offering price, up to     shares offered in this
prospectus for directors, officers, employees, business associates and related persons of GlobalCenter. The number of shares of GlobalCenter group stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

   Each of Global Crossing Ltd. and the directors and executive officers of GlobalCenter has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it, he or she will not, during the period ending 180 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of GlobalCenter group stock or any securities convertible into or exercisable or exchangeable for GlobalCenter group stock; or

  . enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any GlobalCenter group stock,

whether any transaction described above is to be settled by delivery of GlobalCenter group stock or such other securities, or otherwise.

   However, Global Crossing Ltd. may:

  . grant stock options or stock awards under Global Crossing Ltd.'s existing benefit or compensation plans, including the Management Stock Plan and the 2000 Stock Plan,

  . issue shares of GlobalCenter group stock upon the exercise of options, warrants or rights or the conversion of currently outstanding securities,

  . issue shares of Global Crossing group stock, and

  . issue, offer and sell shares of GlobalCenter group stock or securities convertible into, or exercisable or exchangeable for, GlobalCenter group stock in transactions not involving a public offering, or in connection with future acquisitions, as long as each recipient of the securities agrees in writing to be bound by the restrictions in this paragraph.

   In order to facilitate the offering of the shares of GlobalCenter group stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the GlobalCenter group stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the GlobalCenter group stock for their own account. In addition, to cover over-allotments or to stabilize the price of the GlobalCenter group stock, the underwriters may bid for, and purchase, the GlobalCenter group stock in the open market. Finally, the underwriters may reclaim selling concessions allowed to a dealer for distributing the GlobalCenter group stock in the offering, if the underwriters repurchase previously distributed GlobalCenter group stock in transactions to cover their short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the GlobalCenter group stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   Certain of the underwriters have engaged in transactions with and performed various investment banking and other services for Global Crossing Ltd. in the past and may do so from time to time in the future. Citibank, N.A., an affiliate of Salomon Smith Barney Inc., and the Chase Manhattan Bank, an affiliate of Chase Securities Inc., are lenders to Global Crossing Ltd. under its existing credit facility. Salomon Smith Barney Inc., Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated were initial purchasers of Global Crossing Ltd.'s 6 3/8% cumulative convertible preferred stock and Salomon Smith Barney Inc., Goldman, Sachs & Co., Chase Securities Inc., Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation and Morgan Stanley & Co. Incorporated were initial purchasers of Global Crossing Ltd.'s 7% cumulative convertible preferred stock, for which they received customary fees. Salomon Smith Barney, Inc., Goldman Sachs & Co., Bear, Stearns & Co. Inc., Chase Securities Inc., Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation and Morgan Stanley & Co. Incorporated acted as underwriters for Global Crossing Ltd.'s April 2000 common stock offering, for which they received customary fees. Goldman Sachs & Co. and Salomon Smith Barney Inc. acted as underwriters for Global Crossing Ltd.'s April 2000 offering of its 6 3/4% cumulative convertible preferred stock, for which they received customary fees.

   Global Crossing Ltd. and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make.

Pricing of the Offering

   Prior to the offering, there has been no public market for GlobalCenter group stock. The initial public offering price of the shares of GlobalCenter group stock offered in this prospectus will be determined by negotiation among Global Crossing Ltd. and the representatives of the underwriters. The factors considered in determining the initial public offering price included the history of and the prospects for the industry in which GlobalCenter competes, the past and present operations of GlobalCenter, the historical results of operations of GlobalCenter, the prospects for future earnings of GlobalCenter, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

   Appleby, Spurling & Kempe in Hamilton, Bermuda will pass upon the validity of the shares of GlobalCenter group stock offered under this prospectus. Gibson, Dunn & Crutcher LLP, San Francisco, California and Simpson Thacher & Bartlett, New York, New York will pass upon certain legal matters for Global Crossing Ltd. and GlobalCenter. Shearman & Sterling, San Francisco, California will pass upon certain legal matters for the underwriters.

                                    EXPERTS

   We have included in this prospectus the combined audited financial statements of New GlobalCenter ("New GlobalCenter") as of December 31, 1999 and of Old GlobalCenter ("Old GlobalCenter") as of December 31, 1998 and for New GlobalCenter for the three-month period ended December 31, 1999 and for Old GlobalCenter for the nine-month period ended September 30, 1999 and each of the years in the two-year period ended December 31, 1998, along with Arthur Andersen LLP's audit report on these combined financial statements. Arthur Andersen LLP issued the report as independent accountants and as experts in auditing and accounting.

   The consolidated financial statements of Global Crossing and its subsidiaries incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen, independent public accountants, as indicated in their reports with respect to those consolidated financial statements, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.

   The consolidated financial statements incorporated by reference in the registration statement of which this prospectus is a part to the annual report on Form 10-K of Frontier Corporation for the year ended December 31, 1998 and audited historical financial statements included on pages 22-42 of Frontier Corporation's Form 8-K dated January 26, 1999, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The combined financial statements of Global Marine Systems incorporated by reference in this prospectus have been incorporated by reference in reliance upon the report of KPMG Audit Plc, chartered accountants, incorporated by reference in this prospectus and upon the authority of said firm as experts in accounting and auditing.

   The financial statements of Racal Telecom incorporated by reference in the registration statement of which this prospectus is a part have been audited by Deloitte & Touche, independent auditors, as stated in their report incorporated by reference in the registration statement of which this prospectus is a part.

   The consolidated financial statements incorporated by reference in the registration statement of which this prospectus is a part of HCL Holdings Limited and subsidiaries have been so incorporated in reliance on the reports of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   Global Crossing Ltd. files reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at 7 World Trade Center, 13th floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of those materials at prescribed rates from the public reference section of the SEC at 450 Fifth Street, Washington, D.C. 20549. You may obtain copies from the public reference room by calling the SEC at (800) 732-0330. In addition, we are required to file electronic versions of those materials with the SEC through the SEC's EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You may also review reports and other information concerning Global Crossing Ltd. at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20001-1500.

   You may also request a copy of those materials, free of cost, by writing or telephoning Global Crossing Ltd. at the following address:

    Investor Relations
    Global Crossing Ltd.
    360 N. Crescent Drive
    Beverly Hills, CA 90210
    310-385-5200

                          INCORPORATION BY REFERENCE

   The SEC allows Global Crossing Ltd. to "incorporate by reference" the information Global Crossing Ltd. files with the SEC. This permits Global Crossing Ltd. to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this prospectus, and any information filed with the SEC by Global Crossing Ltd. after the date of this prospectus will automatically be deemed to update and supersede this information. Global Crossing Ltd. incorporates by reference the following documents that have been filed with the SEC:

  . Global Crossing Ltd.'s Annual Report on Form 10-K for the year ended
    December 31, 1999;

  . Global Crossing Ltd.'s current reports on Form 8-K filed on January 11,
    2000, as amended by Form 8-K/A filed on January 19, 2000; February 18, 2000; March 2, 2000; and March 3, 2000;

  . The financial statements of Frontier Corporation and the Global Marine
    Systems business of Cable & Wireless Plc incorporated by reference or included in Global Crossing Ltd.'s Registration Statement on Form S-4 filed on September 8, 1999 (File No. 333-86693); and

  . The pro forma financial information for Global Crossing Ltd. included in Global Crossing Ltd.'s Registration Statement on Form S-3 filed on March 20, 2000 (File No. 333-32810).

   Global Crossing Ltd. also incorporates by reference any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until of the sale of all the securities that are part of this offering.

                               GLOBALCENTER GROUP

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Public Accountants................................... F-2
Combined Balance Sheets.................................................... F-3
Combined Statements of Operations.......................................... F-4
Combined Statements of Group Equity........................................ F-5
Combined Statements of Cash Flows.......................................... F-6
Notes to Combined Financial Statements..................................... F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Global Crossing Ltd:

   We have audited the accompanying combined balance sheet of New GlobalCenter ("New GlobalCenter") as of December 31, 1999 and of Old GlobalCenter ("Old GlobalCenter") as of December 31, 1998, and the related combined statements of operations, group equity and cash flows for the periods from October 1, 1999 to December 31, 1999 ("New GlobalCenter period") and from January 1, 1999 to September 30, 1999 and for each of the two years in the period ended December 31, 1998 ("Old GlobalCenter periods"). These financial statements are the responsibility of management of New GlobalCenter and Old GlobalCenter. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the New GlobalCenter combined financial statements referred to above present fairly, in all material respects, the financial position of New GlobalCenter as of December 31, 1999 and the results of its operations and its cash flows for the New GlobalCenter period in conformity with accounting principles generally accepted in the United States. Further, in our opinion, the combined financial statements of Old GlobalCenter referred to above present fairly, in all material respects, the financial position of Old GlobalCenter as of December 31, 1998, and the results of its operations and its cash flows for the Old GlobalCenter periods in conformity with accounting principles generally accepted in the United States.

   New GlobalCenter is a fully integrated business of Global Crossing Ltd. Old GlobalCenter was a fully integrated business of Frontier Corporation. Accordingly, as described in Note 1, New GlobalCenter and Old GlobalCenter combined financial statements have been derived from the consolidated financial statements and accounting records of Global Crossing Ltd. and Frontier Corporation, respectively, and, therefore, reflect certain assumptions and allocations. In addition, New GlobalCenter relies on Global Crossing Ltd. and Old GlobalCenter relied on Frontier Corporation for certain operational, treasury, management, administrative and other services. The financial position, results of operations and cash flows of New GlobalCenter and Old GlobalCenter could differ from those that would have resulted had New GlobalCenter or Old GlobalCenter operated autonomously as an independent entity. As more fully discussed in Note 1, the combined financial statements of New GlobalCenter should be read in conjunction with the audited consolidated financial statements of Global Crossing Ltd.


                                          Arthur Andersen LLP

San Jose, California
April 14, 2000

                               GLOBALCENTER GROUP

                            COMBINED BALANCE SHEETS
                             (Amounts in thousands)

                                              Old GlobalCenter New GlobalCenter
                                              ---------------- ----------------
                                                        December 31,
                                              ---------------------------------
                                                    1998             1999
                                              ---------------- ----------------
                   ASSETS
Current assets:
  Accounts receivable, net of allowance for
   doubtful accounts of $975 and $1,379,
   respectively..............................     $ 6,492         $   18,811
  Equipment held for resale..................         773              6,941
  Prepaid expenses and other current assets..         300              3,827
  Deferred tax asset.........................       2,393              2,926
                                                  -------         ----------
  Total current assets.......................       9,958             32,505
                                                  -------         ----------
Property and equipment, net..................      30,372            115,313
Goodwill and intangibles, net................       7,470          1,448,265
Other assets.................................         221                 --
                                                  -------         ----------
  Total assets...............................     $48,021         $1,596,083
                                                  =======         ==========
        LIABILITIES AND GROUP EQUITY
Current liabilities:
  Capital lease obligations..................     $   404         $      374
  Accounts payable...........................       5,995             28,046
  Other current liabilities..................       5,099              8,514
                                                  -------         ----------
  Total current liabilities..................      11,498             36,934
                                                  -------         ----------
Capital lease obligations, net of current
 portion.....................................         586                194
Long-term deferred tax liability.............          --             28,316
Other liabilities............................          --                494
                                                  -------         ----------
  Total liabilities..........................      12,084             65,938
                                                  -------         ----------
Group equity.................................      35,937          1,530,145
                                                  -------         ----------
Total liabilities and group equity...........     $48,021         $1,596,083
                                                  =======         ==========

    The accompanying notes are an integral part of these combined financial statements.

                               GLOBALCENTER GROUP

                       COMBINED STATEMENTS OF OPERATIONS
                             (Amounts in thousands)

                                    Old GlobalCenter              New GlobalCenter
                         ---------------------------------------- ----------------
                                                     Nine Months    Three Months
                         Year Ended December 31,        Ended          Ended
                         -------------------------  September 30,   December 31,
                            1997          1998          1999            1999
                         -----------  ------------  ------------- ----------------
Revenues:
  Service revenues...... $     6,511  $     19,600    $ 29,951        $ 17,753
  Equipment revenues....       1,228         3,640      17,228           5,971
                         -----------  ------------    --------        --------
    Total revenues......       7,739        23,240      47,179          23,724
Costs and expenses:
  Cost of service
   revenues.............       5,257        14,804      36,451          17,328
  Cost of equipment
   revenues.............         995         3,208      15,573           5,365
  Sales and marketing...       1,966         8,948       9,531           6,088
  General and
   administrative.......       2,044         4,694       6,897           3,067
  Depreciation and
   amortization.........         912         4,023       4,242           1,913
  Goodwill and
   intangibles
   amortization.........         325         1,294         974          37,135
  Merger costs..........          --         2,060          --              --
                         -----------  ------------    --------        --------
    Total costs and ex-
     penses.............      11,499        39,031      73,668          70,896
                         -----------  ------------    --------        --------
Loss from operations....      (3,760)      (15,791)    (26,489)        (47,172)
Other income (expense),
 net....................          45            55         (44)            114
                         -----------  ------------    --------        --------
Loss before income
 taxes..................      (3,715)      (15,736)    (26,533)        (47,058)
Income tax benefit......         941         4,911       9,742           4,333
                         -----------  ------------    --------        --------
Net loss................ $    (2,774) $    (10,825)   $(16,791)       $(42,725)
                         ===========  ============    ========        ========


    The accompanying notes are an integral part of these combined financial statements.

                               GLOBALCENTER GROUP

                      COMBINED STATEMENTS OF GROUP EQUITY
                             (Amounts in thousands)

                                           Contributed Accumulated    Total
                                             Capital     Deficit   Group Equity
                                           ----------- ----------- ------------
Old GlobalCenter
  Balance at January 1, 1997.............. $    3,100   $     97    $    3,197
    Net loss..............................        --      (2,774)       (2,774)
    Acquisition of Voyager................      9,528        --          9,528
                                           ----------   --------    ----------
  Balance at December 31, 1997............     12,628     (2,677)        9,951
    Net loss..............................        --     (10,825)      (10,825)
    Transfers from Parent, net............     36,811        --         36,811
                                           ----------   --------    ----------
  Balance at December 31, 1998............     49,439    (13,502)       35,937
    Net loss..............................        --     (16,791)      (16,791)
    Transfers from Parent, net............     31,267        --         31,267
                                           ----------   --------    ----------
  Balance at September 30, 1999........... $   80,706   $(30,293)   $   50,413
                                           ==========   ========    ==========
New GlobalCenter
    Net loss.............................. $      --    $(42,725)   $  (42,725)
    Transfers from Parent, net............     71,025        --         71,025
    Contribution from Parent..............  1,501,845        --      1,501,845
                                           ----------   --------    ----------
  Balance at December 31, 1999............ $1,572,870   $(42,725)   $1,530,145
                                           ==========   ========    ==========


   The accompanying notes are an integrated part of these combined financial statements

                               GLOBALCENTER GROUP

                       COMBINED STATEMENTS OF CASH FLOWS
                             (Amounts in thousands)

                                      Old GlobalCenter          New GlobalCenter
                               -------------------------------- ----------------
                                  Year Ended       Nine Months    Three Months
                                 December 31,         Ended          Ended
                               -----------------  September 30,   December 31,
                                1997      1998        1999            1999
                               -------  --------  ------------- ----------------
Operating activities:
 Net loss....................  $(2,774) $(10,825)   $(16,791)      $  (42,725)
 Adjustments to reconcile net
  loss to net cash used in
  operating activities
  Depreciation and
   amortization..............      912     4,023       4,242            1,913
  Goodwill and intangibles
   amortization..............      325     1,294         974           37,135
  Deferred income taxes......     (888)   (2,049)        983           (2,279)
  Changes in operating assets
   and liabilities net of the
   effects of acquisitions:
    Accounts receivable......     (949)   (4,047)    (11,346)            (973)
    Prepaid expenses and
     other assets............      (93)      335      (1,602)          (1,925)
    Equipment held for
     resale..................       --      (704)        177           (6,345)
    Accounts payable and
     accrued liabilities.....      320     6,221      13,306           12,654
                               -------  --------    --------       ----------
Net cash used in operating
 activities..................   (3,147)   (5,752)    (10,057)          (2,545)
                               -------  --------    --------       ----------
Investing activities:
  Purchases of property and
   equipment.................   (1,853)  (28,978)    (20,871)         (68,397)
  Cash from acquisition......      568        --          --               --
                               -------  --------    --------       ----------
Net cash used in investing
 activities..................   (1,285)  (28,978)    (20,871)         (68,397)
                               -------  --------    --------       ----------
Financing activities:
  Payments on capital leases
   and debt..................      (90)   (2,573)       (339)             (83)
  Proceeds from issuance of
   debt......................    1,937        --          --               --
  Transfers from Parent,
   net.......................       --    36,811      31,267           71,025
                               -------  --------    --------       ----------
Net cash from financing
 activities..................    1,847    34,238      30,928           70,942
                               -------  --------    --------       ----------
  Net increase (decrease) in
   cash......................   (2,585)     (492)         --               --
  Cash at beginning of
   period....................    3,077       492          --               --
                               -------  --------    --------       ----------
  Cash at end of period......  $   492  $     --    $     --       $       --
                               =======  ========    ========       ==========


Supplemental schedule of non-
 cash activities:
  Acquisition of New
   GlobalCenter, net.........  $    --  $     --    $     --       $1,451,432
  Assets acquired under
   capital leases............  $ 1,031  $    215    $     --       $       --

    The accompanying notes are an integral part of these combined financial statements.

                              GLOBALCENTER GROUP

                    NOTES TO COMBINED FINANCIAL STATEMENTS

(1) Organization and Operations

   The Board of Directors of Global Crossing Ltd. ("Global Crossing") approved a proposal that would result in the creation of two series of common stock intended to separately reflect the performance of its complex Web hosting, Internet Protocol network services, content distribution, systems applications and related professional services businesses, referred to below as "the GlobalCenter group," and all other businesses of Global Crossing, referred to below as "the Global Crossing group." The GlobalCenter group is a fully integrated business of Global Crossing. Global Crossing plans an initial public offering of shares of the GlobalCenter group stock (the "Offering"), all of the proceeds of which will be contributed to the GlobalCenter group. Immediately prior to the completion of that public offering, the Global Crossing group will hold a inter-group interest in the GlobalCenter group representing 100% of the equity value of the GlobalCenter group. GlobalCenter Inc. is an indirect wholly owned subsidiary of Global Crossing and owns most of the assets and liabilities of the GlobalCenter group. These combined financial statements are based on the operations, assets and liabilities of the GlobalCenter group and are not representative of any separately incorporated entity.

   GlobalCenter Inc. was acquired by Frontier Corporation ("Frontier") in February 1998. Frontier accounted for its acquisition of GlobalCenter Inc. using the pooling-of-interests method. On September 28, 1999, Global Crossing acquired Frontier. For financial reporting purposes, the merger of Global Crossing and Frontier was deemed to have occurred on September 30, 1999. Prior to this merger, the GlobalCenter group was a fully integrated business of Frontier. For periods prior to October 1, 1999, the assets and liabilities of the GlobalCenter group and the related combined results of operations and cash flows are referred to below as "Old GlobalCenter," and for periods subsequent to September 30, 1999, the assets and liabilities and the related combined results of operations and cash flows are referred to as "New GlobalCenter." In connection with Global Crossing's acquisition of Frontier, the assets and liabilities of New GlobalCenter were adjusted to their respective fair values pursuant to the purchase method of accounting. Global Crossing and Frontier are collectively referred to below as "the Parents."

   The combined financial statements of the GlobalCenter group reflect the results of operations, financial position, changes in group equity and cash flows of the GlobalCenter group as if the GlobalCenter group was a separate entity for all periods presented. The financial information included herein may not necessarily reflect the combined results of operations, financial position, changes in group equity and cash flows of the GlobalCenter group had it been a separate, stand-alone entity during the periods presented. The combined financial statements of the GlobalCenter group should be read in conjunction with the audited consolidated financial statements of Global Crossing.

   As a fully integrated business of the Parents, the GlobalCenter group does not prepare separate financial statements in accordance with generally accepted accounting principles ("GAAP") in the normal course of operations. However, these combined financial statements were prepared in accordance with GAAP for purposes of this filing. The combined financial statements reflect certain assets, liabilities, revenues and expenses directly attributable to the GlobalCenter group as well as allocations deemed reasonable by management to present the financial position, results of operations and cash flows on a stand-alone basis. The allocation methodologies have been described within the notes to these combined financial statements. Management considers the allocation methodologies adopted to be reasonable, however, the costs of these services charged to the GlobalCenter group are not necessarily indicative of the costs that would have been incurred if the GlobalCenter group had performed these functions entirely as a standalone entity. The retained interests of Frontier and Global Crossing in Old GlobalCenter and New GlobalCenter, respectively, represents net transfers of funds to or from the GlobalCenter group and accumulated losses to date.

   Allocation and related party transaction policies adopted by Global Crossing's Board of Directors can be rescinded or amended at the discretion of the Board of Directors, without any prior approval of stockholders,

                              GLOBALCENTER GROUP
although no such changes are currently contemplated. In addition, the assets attributed to the GlobalCenter group could be subject to the liabilities of Global Crossing and vice versa, even if these liabilities arise from lawsuits, contracts or indebtedness that are attributed to the other party.

(2) Significant Accounting Policies

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Significant estimates made in preparing the combined financial statements include depreciation and amortization periods, the allowance for doubtful accounts and income tax valuation allowances. Actual amounts and results could differ from those estimates.

   The GlobalCenter group's operations and ability to grow may be affected by numerous factors, including changes in customer requirements, new laws, technological advances, entry of new competitors and changes in the willingness of Global Crossing and other potential lenders to finance operations. The GlobalCenter group cannot predict which, if any, of these or other factors might have a significant impact on the GlobalCenter group in the future, nor can it predict what impact, if any, the occurrence of these or other events might have on the GlobalCenter group's operations.

Property and Equipment, Net

   Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the property and equipment, generally two to five years for network and computer equipment, four years for furniture and fixtures and seven years for leasehold improvements. Equipment acquired under capital leases is amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Property and equipment under construction is capitalized and depreciation commences when the asset is placed in service.

Goodwill and Intangibles, Net

   Costs in excess of tangible assets acquired and liabilities assumed are recorded as goodwill and intangibles. Goodwill and intangibles are amortized on a straight-line basis over seven to ten years.

Impairment of Long-lived Assets

   The GlobalCenter group periodically reviews the carrying amounts of property and equipment, intangible assets and goodwill to determine whether current events or changes in circumstances indicate that the carrying amount may not be recoverable. The GlobalCenter group recognizes an impairment in long-lived assets when the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. If an impairment adjustment is deemed necessary, such loss is measured by the amount that the carrying value of such assets exceeds their fair value. Fair value is based on the expected future discounted cash flows to be generated from the assets. Considerable management judgment is necessary to estimate the fair value of assets, accordingly, actual results could vary significantly from such estimates.

Fair Value of Financial Instruments

   The estimated fair value of financial instruments has been determined by the GlobalCenter group using available market information and valuation methodologies. Considerable judgment is required in estimating fair

                              GLOBALCENTER GROUP
values. Accordingly, the estimates may not be indicative of the amounts the GlobalCenter group could realize in a current market exchange. The carrying amounts for accounts receivable, construction in progress, accounts payable, accrued liabilities and capital leases approximate their fair value.

Comprehensive Loss

   There are no differences between the combined net loss and comprehensive loss for any period presented.

Equipment Held For Resale

   The GlobalCenter group obtains computers, computer equipment, peripherals and networking equipment from third parties and resells the equipment to its customers. Equipment that has been purchased on behalf of customers but not yet transferred to customers or installed is recorded at the lower of cost or net realizable value as equipment held for resale.

Other Current Liabilities

   Other current liabilities consist of the following:

                                             Old GlobalCenter New GlobalCenter
                                             ---------------- ----------------
                                                       December 31,
                                             ---------------------------------
                                                   1998             1999
                                             ---------------- ----------------
                                                  (Amounts in thousands)
   Accrued professional fees................      $1,250           $2,000
   Accrued benefits, compensation and re-
    lated taxes.............................       1,596            3,627
   Other....................................       2,253            2,887
                                                  ------           ------
     Total other current liabilities........      $5,099           $8,514
                                                  ======           ======

Income Taxes

   Beginning with the acquisition by Frontier Corporation of Global Center Inc., GlobalCenter Inc. is included in the consolidated federal income tax return of Global Crossing North America (formerly Frontier Corporation) for federal and state purposes. On the effective date of the Offering, Global Crossing North America, Inc. and GlobalCenter Inc. will enter into a formal tax sharing agreement that provides for a pro rata allocation of tax liabilities among members of the Global Crossing North America, Inc. consolidated group. The income tax provision for the GlobalCenter group has been calculated on a pro rata return basis taking account of the increase or decrease in the tax liability of the Global Crossing North America, Inc. consolidated group resulting from the inclusion of GlobalCenter Inc. in the Global Crossing North America, Inc. consolidated tax return.

Stock-Based Compensation

   Financial Accounting Standard Board SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") permits the use of either a fair value based method or the method defined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), to account for stock-based compensation arrangements. Companies that elect to employ the valuation method provided in APB No. 25 are required to disclose the pro forma net income (loss) that wold have resulted from the use of the fair value based method. New GlobalCenter has elected to determine the value of stock-based compensation arrangements under the provisions of APB No. 25.

                              GLOBALCENTER GROUP

Segment Reporting

   Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131") establishes standards for disclosure about operating segments, products, services, geographic areas and major customers. When applying the management approach defined in SFAS No. 131, the GlobalCenter group operates in a single segment, namely the provision of complex Web hosting, Internet Protocol network services, content distribution, systems applications and professional services.

Concentration of Credit Risk

   Financial instruments that potentially subject the GlobalCenter group to concentrations of credit risk consist primarily of trade receivables. The concentration of credit risk is limited due to the large number of customers comprising the GlobalCenter group's customer base.

Revenue Recognition

   Service revenues consist of fees from customers for complex Web hosting, Internet Protocol network services, content distribution, systems applications and professional services. Service revenues are recognized as the service is provided. Service revenues also include fees for equipment installation. Revenues from equipment installation are recognized when equipment installation is complete.

   Equipment revenues consist of revenue derived from the resale of computers, computer peripherals and networking equipment from third parties. Equipment revenues are recognized when equipment is delivered to the customer or, if installation is required, when installation of the equipment is complete.

Cost of Service Revenues

   Cost of service revenues is comprised of telecommunications costs for the network provided by the Parents and costs for connecting to other networks and telecommunications providers. Other expenses in cost of service revenues include salaries, benefits, rent and other expenses for operation of the data centers, customer service and network engineering personnel.

Foreign Currency

   As of December 31, 1999, the functional currency of the GlobalCenter group's foreign operations is also the U.S. dollar. Foreign currency transactions are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses which are reflected in the accompanying combined statements of operations as unrealized (based on the applicable period end exchange rate) or realized upon settlement of the transactions. Foreign currency gains (losses) from our existing operations were not material in any period presented.

Recent Accounting Pronouncements

   In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS No. 133", which deferred SFAS No. 133's effective date to fiscal quarters of all fiscal years beginning after June 15, 2000. This statement standardizes the accounting for derivatives and hedging activities and requires that all derivatives be recognized in the statement of financial position as either assets or liabilities at fair value. Changes in the fair value of derivatives that do not meet the hedge accounting criteria are to be reported in earnings. Management expects that the adoption of SFAS No. 133 will not have a material impact on New GlobalCenter's financial position, results of operations or cash flows.

                              GLOBALCENTER GROUP

Vendor Concentration

   New GlobalCenter relies primarily on Global Crossing for network services pursuant to a network services agreement. Global Crossing operates its own global network. If the Global Crossing network experiences disruption and or if our network services agreement with Global Crossing were terminated, New GlobalCenter's business, operating results and financial condition could be materially adversely affected.

(3) Related Party Transactions

Corporate Allocations

   Prior to the merger with Frontier, Old GlobalCenter maintained its own cash management function. New GlobalCenter and Old GlobalCenter utilized the central cash management systems of the Parents. The Parents provided all necessary funding for operations and capital expenditures. Such funding has been recorded as contributed capital in the accompanying combined financial statements. In addition, the Parents charged the GlobalCenter group for direct operating expenses, such as network costs and an allocated portion of corporate overhead costs. For the year ended December 31, 1997, Old GlobalCenter operated on a standalone basis and no Parent allocated costs were recorded in the statement of operations.

   The following table summarizes corporate charges and allocations included in the accompanying combined financial statements.

                                        Old GlobalCenter      New GlobalCenter
                                   -------------------------- ----------------
                                                 Nine months    Three months
                                    Year ended      ended          ended
                                   December 31, September 30,   December 31,
                                       1998         1999            1999
                                   ------------ ------------- ----------------
                                             (Amounts in thousands)
   Statement of Operations cap-
    tion:
     Cost of service revenues.....    $   --       $4,722          $1,978
     General and administrative...     1,284        1,740             867
                                      ------       ------          ------
     Total corporate charges and
      allocations.................    $1,284       $6,462          $2,845
                                      ======       ======          ======

   Management believes that the allocation methodologies applied are reasonable. However, it was not practical to determine whether the allocated amounts represent amounts that would have been incurred on a standalone basis. Explanations of the composition and the method of allocation for the above captions are described below.

 Cost of Service Revenues

   Allocated costs within this caption include the costs of the telecommunications network provided by the Parents to the GlobalCenter group. These costs were allocated to the GlobalCenter group based upon circuit usage, rate and capacity information.

 General and Administrative

   Allocated costs within this caption include the costs of information systems services, tax return preparation and advisory services, payroll and benefits administration, purchasing and certain other accounting and administrative services. These costs were allocated based upon various methodologies including headcount, depending on the type of cost to be allocated.

                              GLOBALCENTER GROUP

Policy Statement Between the Global Crossing Group and the GlobalCenter Group

   The Board of Directors of Global Crossing has adopted a policy statement regarding GlobalCenter group and Global Crossing group matters. The material provisions of the policy statement are as follows:

 General Policy

   The policy statement provides that all material matters as to which the holders of the Global Crossing group stock and the GlobalCenter group stock may have potentially divergent interests will be resolved in a manner that the Board of Directors of Global Crossing or its capital stock committee determines to be in the best interests of Global Crossing, after giving fair consideration to the potentially divergent interests and all other relevant interests of the holders of the separate classes of common stock of Global Crossing. The policy statement provides that Global Crossing will seek to manage the GlobalCenter group and the Global Crossing group in a manner designed to maximize the operations, unique assets and values of both groups, and with complementary deployments of personnel, capital and facilities.

 Exclusive Provision of Services

   The Global Crossing group will be the exclusive provider of certain services, including Internet Protocol transit services and dedicated internet access, to the GlobalCenter group. As such, the Global Crossing group will have the exclusive right to provide these services and related products and services to the GlobalCenter group. New GlobalCenter will be the exclusive provider of certain services, including complex web hosting, data center professional services and data center equipment hardware and software sales and support, to the Global Crossing group. As such, New GlobalCenter will have the exclusive right to provide these services and related products and services to the Global Crossing group.

 Network and Service Management

   A committee of three senior executives from each of the Global Crossing group and the GlobalCenter group will be formed to provide management and direction designed to fully implement the policy statement with respect to the various services to be provided by one group to the other. In particular, the network and services management committee will review and agree on data center bandwidth requirements by location and volume, review and agree on network expansion plans as required to support the data centers and establish service level targets for the data center connections and track performance against those targets.

 The terms of inter-group transactions

   All material transactions in the ordinary course of business between the Global Crossing group and the GlobalCenter group, including those described above, are intended to be on terms consistent with those that would be applicable to arm's-length dealings with unrelated third parties, taking into account a number of factors, including quality, availability, volume and pricing. In particular, the pricing for the access to its network provided by Global Crossing to the GlobalCenter group will be preferred market-based pricing, taking into account volume, term, and the exclusive nature of the arrangement and any guarantee of service levels provided by the Global Crossing group.

 Financing Arrangements

   Loans from the Global Crossing group or the GlobalCenter group to the other will be made at the weighted average interest rate of the consolidated indebtedness of Global Crossing and on such other terms and conditions as the board of directors of Global Crossing or its capital stock committee determines to be in the best interests of Global Crossing.

                              GLOBALCENTER GROUP

 Shared Corporate Services

   A portion of Global Crossing shared corporate services (such as human resources, legal, accounting and auditing, tax, treasury, strategic planning, investor relations and corporate technology) will be allocated to the GlobalCenter group based upon specific identification of such services used by the GlobalCenter group. Where determinations based on use alone are impracticable, other methods and criteria will be used that management believes are fair and provide a reasonable estimate of the cost attributable to the GlobalCenter group.

Tax Sharing Agreement

   On the effective date of the Offering, Global Crossing North America, Inc. and GlobalCenter Inc. will enter into a formal tax sharing agreement that provides for a pro rata allocation of tax liabilities among members of the Global Crossing North America, Inc. consolidated group.

Tanning Technology Corporation

   The Chief Executive Officer of GlobalCenter Inc. and Global Crossing is a member of the Board of Directors of Tanning Technology Corporation ("Tanning"). On February 1, 2000, the GlobalCenter group acquired approximately 229,000 shares of Tanning for an aggregate purchase price of $10 million based on the fair market value of Tanning's stock on that date. In addition, the GlobalCenter group and Tanning entered into a preferred marketing agreement to create, market, sell and deliver combined service offerings to customers and also entered into an additional arrangement where the GlobalCenter group has agreed to pay $10 million for consulting services to be provided by Tanning over a twelve-month period commencing in February 2000.

(4) Property and Equipment, Net

   Property and equipment consists of the following:

                                             Old GlobalCenter New GlobalCenter
                                             ---------------- ----------------
                                                       December 31,
                                             ---------------------------------
                                                   1998             1999
                                             ---------------- ----------------
                                                  (Amounts in thousands)
   Network and computer equipment...........     $13,410          $ 16,200
   Furniture and fixtures...................         307             2,143
   Leasehold improvements...................       2,179            19,757
                                                 -------          --------
                                                  15,896            38,100
   Accumulated depreciation and amortiza-
    tion....................................      (5,096)           (1,913)
                                                 -------          --------
                                                  10,800            36,187
   Construction in progress.................      19,572            79,126
                                                 -------          --------
     Total property and equipment, net......     $30,372          $115,313
                                                 =======          ========

   Included in property and equipment are assets acquired under capital lease obligations with an original cost of approximately $1.5 million. Accumulated amortization on the leased assets was approximately $0.8 million and $1.3 million at December 31, 1998 and 1999, respectively . Interest paid on capital lease obligations is not material to the combined financial statements for all periods presented.

                              GLOBALCENTER GROUP

(5) Goodwill and Intangibles, Net

   In connection with the acquisition of Frontier Corporation by Global Crossing Ltd. approximately $1.5 billion of the purchase price was determined to be the fair value of net assets, goodwill and intangibles related to New GlobalCenter. Approximately $43.9 million was the fair value of the tangible net assets acquired and liabilities assumed of New GlobalCenter at the acquisition date. The remaining purchase price was assigned to goodwill and intangibles and related deferred tax liability. The intangibles relate to the fair value of New GlobalCenter's customer lists at the date of acquisition. Pro forma combined statements of operations information for the year ended December 31, 1999 and 1998 is not presented as Global Crossing had no material operations that would be included within the GlobalCenter group. The amounts and estimated lives of the goodwill and intangibles are as follows:

                                           Estimated Life   December 31, 1999
                                           -------------- ----------------------
                                                          (Amounts in thousands)
   Customer lists.........................    10 years          $   78,000
   Goodwill...............................    10 years           1,407,400
                                                                ----------
                                                                 1,485,400
   Less accumulated amortization..........                         (37,135)
                                                                ----------
   Goodwill and intangibles, net..........                      $1,448,265
                                                                ==========

   In October 1997, GlobalCenter Inc. acquired Voyager Networks, Inc. ("Voyager") in a business combination accounted for as a purchase. After allocating the purchase price to the tangible and specifically identifiable intangible assets acquired and liabilities assumed, the excess purchase price of approximately $9.1 million was allocated to goodwill. The Voyager goodwill was amortized using the straight-line method over seven years until the acquisition of Frontier by Global Crossing. As of December 31, 1998, the accumulated amortization related to the Voyager goodwill was approximately $1.6 million. Pro forma combined revenues and net loss before benefit for income taxes for the year ended December 31, 1997, assuming Voyager was acquired on January 1, 1997, was $10.5 million and $4.2 million, respectively.

(6) Income Taxes

   The following table shows the principal reasons for the difference between the effective income tax rate and the U.S federal statutory income tax rate:

                                                                       New
                                         Old GlobalCenter          GlobalCenter
                                   ------------------------------- ------------
                                     Year Ended       Nine Months  Three Months
                                    December 31,         Ended        Ended
                                   ----------------  September 30, December 31,
                                    1997     1998        1999          1999
                                   -------  -------  ------------- ------------
                                             (Amounts in thousands)
Federal income tax at statutory
 rate (35%)......................  $(1,300) $(5,508)    $(9,286)     $(16,470)
State and local income taxes, net
 of federal effect...............     (118)     125        (449)         (180)
Amortization of goodwill and in-
 tangibles.......................      114      453         341        12,315
Change in valuation allowance and
 other estimates.................      361       --        (361)           --
Other differences................        2       19          13             2
                                   -------  -------     -------      --------
Benefit for income taxes.........  $  (941) $(4,911)    $(9,742)     $ (4,333)
                                   =======  =======     =======      ========

                              GLOBALCENTER GROUP

   The benefit for income taxes consists of the following:

                                       Old GlobalCenter         New GlobalCenter
                                  ----------------------------- ----------------
                                   Year Ended      Nine Months    Three Months
                                  December 31,        Ended          Ended
                                  --------------  September 30,   December 31,
                                  1997    1998        1999            1999
                                  -----  -------  ------------- ----------------
                                             (Amounts in thousands)
Benefit for income taxes
Current:
  Federal........................ $  --  $(3,307)   $(10,126)       $(1,979)
  State and local................    --       --        (514)          (160)
                                  -----  -------    --------        -------
    Subtotal.....................    --   (3,307)    (10,640)        (2,139)
Deferred:
  Federal........................  (760)  (1,797)      1,074         (2,077)
  State and local................  (181)     193        (176)          (117)
                                  -----  -------    --------        -------
    Subtotal.....................  (941)  (1,604)        898         (2,194)
                                  -----  -------    --------        -------
Benefit for income taxes......... $(941) $(4,911)   $ (9,742)       $(4,333)
                                  =====  =======    ========        =======

   Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The following is a summary of the significant items giving rise to components of Old GlobalCenter and New GlobalCenter's deferred tax assets and liabilities.

                                               Old GlobalCenter New GlobalCenter
                                               ---------------- ----------------
                                                         December 31,
                                               ---------------------------------
                                                     1998             1999
                                               ---------------- ----------------
                                                     Assets (Liabilities)
                                               ---------------------------------
                                                    (Amounts in thousands)
Long-term deferred income tax assets (liabil-
 ities)
  Intangibles................................       $  --           $(28,530)
  Depreciation...............................          221               214
  Net operating losses.......................          515             1,412
                                                    ------          --------
                                                       736           (26,904)
  Less: Valuation allowance..................         (515)           (1,412)
                                                    ------          --------
     Net long-term deferred income tax assets
     (liabilities)...........................       $  221          $(28,316)
                                                    ======          ========
Current deferred income tax assets
  Accrued benefits and compensation..........       $  688          $    168
  Reserves and allowances....................        1,594             1,681
  Other......................................          111             1,077
                                                    ------          --------
    Total current deferred income tax
     assets..................................       $2,393          $  2,926
                                                    ======          ========

   New GlobalCenter established a valuation allowance of approximately $1.4 million as of December 31, 1999 against net operating losses. The valuation allowance relates to the uncertainty of realizing the full benefit of the net operating loss carryforwards. In evaluating the amount of valuation allowance needed, the GlobalCenter group considers the prior operating results and future plans and expectations. The utilization period of the net operating loss carryforwards and the turnaround period of other temporary differences are also considered. The GlobalCenter group's net operating losses begin to expire in 2001. The realization of the current net deferred income tax asset is dependent on the consolidated tax group, of which GlobalCenter group is a

                              GLOBALCENTER GROUP
component, generating taxable income. Although realization is not assured, management believes it is more likely than not that the deferred income tax asset at December 31, 1999 will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of taxable income in future years are reduced.

(7) Commitments and Contingencies

Lease Commitments

   The GlobalCenter group has entered into various lease agreements for office space and data center facilities. Rent expense was $2.3 million, $3.7 million, $1.3 million and $1.0 million for the three months ended December 31, 1999, nine months ended September 30, 1999 and the years ended December 31, 1998 and 1997, respectively. The GlobalCenter group leases certain equipment under capital lease arrangements.

   A summary of future minimum lease payments under capital and noncancelable operating lease agreements as of December 31, 1999 are as follows.

                                                      Capital      Operating
                                                       Leases        Leases
                                                     ----------   -------------
                                                     (Amounts in thousands)
   Years Ending December 31,
     2000...........................................  $     423   $      12,509
     2001...........................................        211          12,133
     2002...........................................         --          12,026
     2003...........................................         --          12,361
     2004...........................................         --          12,843
     Thereafter.....................................         --          84,354
                                                      ---------   -------------
                                                            634   $     146,226
                                                                  =============
   Less amount representing interest................        (66)
                                                      ---------
   Present value of lease payments..................        568
   Current portion of capital leases................       (374)
                                                      ---------
   Noncurrent portion of capital leases.............  $     194
                                                      =========

   It is expected that in the normal course of business, leases that expire generally will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amount shown for 2000.

Other

   Management believes that there are no pending or threatened legal proceedings that, if adversely determined, would have a material adverse effect on the GlobalCenter group.

(8) Stock Option Plans

Management Stock Plan

   The board of directors and the stockholder of GlobalCenter Inc. adopted the GlobalCenter Management Stock Plan ("Management Stock Plan") in January 2000. The Management Stock Plan was approved by the Global Crossing Ltd. compensation committee on March 2, 2000 and by the Global Crossing Ltd. Board of

                              GLOBALCENTER GROUP

Directors, subject to stockholder approval, on April 12, 2000. The Management Stock Plan provides for grants of stock options to purchase shares of GlobalCenter Group stock and grants restricted shares of GlobalCenter group stock. Options granted under the Management Stock Plan may be incentive stock options or nonstatutory stock options.

   The total number of shares of GlobalCenter Inc. common stock reserved for awards shall not exceed 10% of the outstanding common stock of GlobalCenter Inc. The number of shares of such GlobalCenter group stock available for grant under the Management Stock Plan will be determined once the number of shares of the tracking stock has been determined. Also, the outstanding options at the time of such issuance of the tracking stock shall be exercisable for a percentage of shares of GlobalCenter group stock equal to the percentage of outstanding shares of GlobalCenter, Inc. common stock at grant, after taking into account the value of Global Crossing inter-group interests.

   The Management Stock Plan imposes individual limits on the amount of awards that a participant can receive in any fiscal year. The Management Stock Plan is administered by the Global Crossing Ltd. compensation committee. The exercise price per share for a Management Stock Plan option will typically be the fair market value of GlobalCenter group stock on the date of grant. As of December 31, 1999, stock options to purchase 5.5% of GlobalCenter Inc. stock or GlobalCenter group stock, subject to election by the employee, had been approved for grant under the Management Stock Plan. The weighted average exercise price of such options to purchase 5.5% of shares is $110 million. As of December 31, 1999, no shares of restricted stock have been awarded under the Management Stock Plan. The pro forma effect of GlobalCenter group stock options issued on the accompanying combined financial statements is not material.

2000 Stock Plan

   The board of directors of Global Crossing Ltd. approved the GlobalCenter 2000 Stock Plan ("2000 Stock Plan"), subject to stockholder approval, on April 12, 2000. The 2000 Stock Plan will become effective upon the consummation of the Offering. The terms of the 2000 Stock Plan provide for grants of stock options to purchase shares of GlobalCenter group stock, stock appreciation rights and other stock-based awards. Options granted under the 2000 Stock Plan may be incentive stock options or nonstatutory stock options. The total number of shares of GlobalCenter group stock that are available for grant under the 2000 Stock Plan will be determined once the number of shares of the tracking stock has been determined.

   The 2000 Stock Plan imposes individual limits on the amount of awards that a participant can receive in any calendar year. The 2000 Stock Plan is administered by the Global Crossing Ltd. board of directors. The exercise price per share for a 2000 Stock Plan option will typically be the fair market value of GlobalCenter group stock on the date of grant. All terms regarding each option are fixed by the board of directors in an award agreement, except that no option may have a term exceeding ten years.

Global Crossing Ltd. Stock Option Plans

   Employees of GlobalCenter group participate in the stock option plans of Global Crossing Ltd. Global Crossing Ltd. maintains a stock option plan under which options to acquire shares may be granted to directors, officers, employees and consultants. Global Crossing Ltd. accounts for this plan under APB Opinion No. 25, under which compensation cost is recognized only to the extent that the market price at the date of grant exceeds the exercise price. Terms and conditions of Global Crossing Ltd's options, including exercise price and the period in which options are exercisable, generally are at the discretion of the compensation committee of Global Crossing Ltd., however, no options are exercisable more than ten years after date of grant. Certain employees of GlobalCenter group own stock options to acquire Global Crossing Ltd. stock. As GlobalCenter group was not part of the capital structure of Global Crossing Ltd. for the periods presented, the pro forma effect of Global Crossing Ltd. stock options held by GlobalCenter group employees in the accompanying combined financial statements is not presented. Upon effectiveness of the Offering, GlobalCenter group employees typically will no longer participate in Global Crossing group stock option plans.

[Logo Global Crossing]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The registrant estimates that expenses in connection with the offering described in this Registration Statement will be as follows:

     SEC registration fee............................................ $  26,400
     Nasdaq National Market listing fee..............................     1,000
     Bermuda Stock Exchange listing fee..............................     *
     Printing and engraving expenses.................................     *
     Legal fees and expenses.........................................     *
     Accounting fees and expenses....................................     *
     Blue Sky fees and expenses......................................     *
     Transfer agent and registrar fees...............................     *
     Miscellaneous...................................................     *
                                                                      ---------
       Total......................................................... $   *
                                                                      =========

--------
*To be completed by amendment

Item 15. Indemnification of Directors and Officers.

   The Bye-laws of the Registrant provide for indemnification of the Registrant's officers and directors against all liabilities, loss, damage or expense incurred or suffered by such party as an officer or director of the Registrant; provided that such indemnification shall not extend to any matter which would render it void pursuant to the Companies Act of 1981 as in effect from time to time in Bermuda.

   The Companies Act provides that a Bermuda company may indemnify its directors in respect of any loss arising or liability attaching to them as a result of any negligence, default, breach of duty or breach of trust of which they may be guilty. However, the Companies Act also provides that any provision, whether contained in the company's bye-laws or in a contract or arrangement between the company and the director, indemnifying a director against any liability which would attach to him in respect of his fraud or dishonesty will be void.

   The directors and officers of the Registrant are covered by directors' and officers' insurance policies maintained by the Registrant.

Item 16. Exhibits.

   The following is a complete list of Exhibits filed as part of this Registration Statement, which are incorporated herein:

 Exhibit
 Number                            Exhibit Description
 -------                           -------------------
   1.1   Form of Underwriting Agreement (to be filed by amendment).

   3.1 Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S1/A filed on July 2, 1998).

   3.2   Certificate of Incorporation of Change of Name of the Registrant dated
         April 30, 1998 (incorporated by reference to Exhibit 3.3 to the
         Registrant's Registration Statement on Form S-1/A filed on July 23,
         1998 (the "July 23, 1998 S-1/A")).

   3.3   Memorandum of Increase of Share Capital of the Registrant dated July
         9, 1998 (incorporated by reference to Exhibit 3.4 to the July 23, 1998
         S-1/A).


 Exhibit
 Number                            Exhibit Description
 -------                           -------------------
   3.4   Memorandum of Increase of Share Capital of the Registrant dated
         September 27, 1999 (incorporated by reference to Exhibit 3.1 to the
         Registrant's Quarterly Report on Form 10-Q filed on November 15, 1999
         (the "November 15, 1999 10-Q")).

   3.5   Bye-laws of the Registrant as in effect on October 14, 1999
         (incorporated by reference to Exhibit 3.2 to the November 15, 1999 10-
         Q).

   3.6   Form of Certificate of Designations of Global Crossing Group Stock and
         GlobalCenter Group Stock.

   3.7   Form of Policy Statement Regarding Global Crossing Group and
         GlobalCenter Group Matters.

   4.1 Form of Global Crossing Group Stock Certificate (to be filed by amendment).

   4.2 Form of GlobalCenter Group Stock Certificate (to be filed by amendment).

   5.1   Opinion of Appleby, Spurling & Kempe (to be filed by amendment).

   8.1   Tax opinion of Simpson Thacher & Bartlett (to be filed by amendment).

  10.1   GlobalCenter Management Stock Plan (to be filed by amendment).

  10.2   GlobalCenter 2000 Stock Incentive Plan (to be filed by amendment).

  10.3   Form of Tax Sharing Agreement dated as of      , 2000 between the
         GlobalCenter Inc. and Global Crossing North America Inc. (to be filed by amendment).

  23.1   Consent of Arthur Andersen LLP re: GlobalCenter (filed herewith).

  23.2   Consent of Arthur Andersen re: Global Crossing Ltd. (filed herewith).

  23.3   Consent of PricewaterhouseCoopers LLP (filed herewith).

  23.4   Consent of KPMG Audit Plc (filed herewith).

  23.5   Consent of Deloitte & Touche (filed herewith).

  23.6   Consent of PricewaterhouseCoopers (filed herewith).

  23.7   Consent of Appleby, Spurling & Kempe (included in Exhibit 5.1).

  23.8   Consent of Simpson Thacher & Bartlett (included in Exhibit 8.1).

  24.1 Power of Attorney of the Registrant (included on signature page II-4 of this Registration Statement).

Item 17. Undertakings.

   (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

   (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 or otherwise (other than the insurance policies referred to therein), the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   (c) The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on April 19, 2000.

                                          Global Crossing Ltd.

                                                 /s/ Leo J. Hindery, Jr.
                                          By: _________________________________
                                                 Name: Leo J. Hindery, Jr.
                                               Title: Chief Executive Officer

                               POWER OF ATTORNEY

   Each person whose signature appears below appoints each of Leo J. Hindery, Jr. and Dan J. Cohrs, severally, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and anything appropriate or necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                             Capacity                     Date
              ---------                             --------                     ----

         /s/ Gary Winnick              Chairman of the Board and Director   April 19, 2000
______________________________________
             Gary Winnick

       /s/ Lodwrick M. Cook            Co-Chairman of the Board and         April 19, 2000
______________________________________  Director
           Lodwrick M. Cook

       /s/ Thomas J. Casey             Vice Chairman of the Board and       April 19, 2000
______________________________________  Director
           Thomas J. Casey

       /s/ Jack M. Scanlon             Director; Vice Chairman of the       April 19, 2000
______________________________________  Board, Asia Global Crossing
           Jack M. Scanlon

     /s/ Leo J. Hindery, Jr.           Chief Executive Officer and          April 19, 2000
______________________________________  Director; Chairman and Chief
         Leo J. Hindery, Jr.            Executive Officer, GlobalCenter,
                                        Inc.

                                       President, Chief Operating Officer
______________________________________  and Director
             David L. Lee

              Signature                         Capacity                 Date
              ---------                         --------                 ----

                                       Director; President,
______________________________________  Global Crossing North
          Joseph P. Clayton             America

                                       Senior Vice President and
______________________________________  Director
             Barry Porter

         /s/ Dan J. Cohrs              Senior Vice President and    April 19, 2000
______________________________________  Chief Financial Officer
             Dan J. Cohrs               (principal financial
                                        officer and principal
                                        accounting officer)

      /s/ Robert Annunziata            Director                     April 19, 2000
______________________________________
          Robert Annunziata

                                       Director
______________________________________
             Jay R. Bloom

    /s/ William E. Conway, Jr.         Director                     April 19, 2000
______________________________________
        William E. Conway, Jr.

         /s/ Canning Fok               Director                     April 19, 2000
______________________________________
             Canning Fok

         /s/ Eric Hippeau              Director                     April 19, 2000
______________________________________
             Eric Hippeau

                                       Director
______________________________________
            Dean C. Kehler

      /s/ Geoffrey J.W. Kent           Director                     April 19, 2000
______________________________________
          Geoffrey J.W. Kent

      /s/ James F. McDonald            Director                     April 19, 2000
______________________________________
          James F. McDonald

   /s/ Douglas H. McCorkindale         Director                     April 19, 2000
______________________________________
       Douglas H. McCorkindale

                                       Director
______________________________________
             Bruce Raben

       /s/ Michael R. Steed            Director                     April 19, 2000
______________________________________
           Michael R. Steed

                                 EXHIBIT INDEX

 Exhibit
 Number                            Exhibit Description
 -------                           -------------------
   1.1   Form of Underwriting Agreement (to be filed by amendment).

   3.1 Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S1/A filed on July 2, 1998 (the "July 2, 1998 S-1/A")).

   3.2   Certificate of Incorporation of Change of Name of the Registrant dated
         April 30, 1998 (incorporated by reference to Exhibit 3.3 to the
         Registrant's Registration Statement on Form S-1/A filed on July 23,
         1998 (the "July 23, 1998 S-1/A")).

   3.3   Memorandum of Increase of Share Capital of the Registrant dated July
         9, 1998 (incorporated by reference to Exhibit 3.4 to the July 23, 1998
         S-1/A).

   3.4   Memorandum of Increase of Share Capital of the Registrant dated
         September 27, 1999 (incorporated by reference to Exhibit 3.1 to the
         Registrant's Quarterly Report on Form 10-Q filed on November 15, 1999
         (the "November 15, 1999 10-Q")).

   3.5   Bye-laws of the Registrant as in effect on October 14, 1999
         (incorporated by reference to Exhibit 3.2 to the November 15, 1999 10-
         Q).

   3.6   Form of Certificate of Designations of Global Crossing Group Stock and
         GlobalCenter Group Stock.

   3.7   Form of Policy Statement Regarding Global Crossing Group and
         GlobalCenter Group Matters.

   4.1 Form of Global Crossing Group Stock Certificate. (to be filed by amendment).

   4.2 Form of GlobalCenter Group Stock Certificate (to be filed by amendment).

   5.1   Opinion of Appleby, Spurling & Kempe (to be filed by amendment).

   8.1   Tax opinion of Simpson Thacher & Bartlett (to be filed by amendment).

  10.1   GlobalCenter Management Stock Plan (to be filed by amendment).

  10.2   GlobalCenter 2000 Stock Incentive Plan (to be filed by amendment).

  10.3   Form of Tax Sharing Agreement dated as of      , 2000, between the
         GlobalCenter Inc. and Global Crossing North America Inc. (to be filed by amendment).

  23.1   Consent of Arthur Andersen LLP re: GlobalCenter (filed herewith).

  23.2   Consent of Arthur Andersen re: Global Crossing Ltd. (filed herewith).

  23.3   Consent of PricewaterhouseCoopers LLP (filed herewith).

  23.4   Consent of KPMG Audit Plc (filed herewith).

  23.5   Consent of Deloitte & Touche (filed herewith).

  23.6   Consent of PricewaterhouseCoopers (filed herewith).

  23.7   Consent of Appleby, Spurling & Kempe (included in Exhibit 5.1).

  23.8   Consent of Simpson Thacher & Bartlett (included in Exhibit 8.1).

  24.1 Power of Attorney of the Registrant (included on signature page II-4 of this Registration Statement).